Exhibit 99.1

TD Bank Group Reports Third Quarter 2017 Results Report to Shareholders • Three and Nine months ended July 31, 2017

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:

•	Reported diluted earnings per share were $1.46, compared with $1.24.
•	Adjusted diluted earnings per share were $1.51, compared with $1.27.
•	Reported net income was $2,769 million, compared with $2,358 million.
•	Adjusted net income was $2,865 million, compared with $2,416 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2017, compared with the corresponding period last year:

•	Reported diluted earnings per share were $4.08, compared with $3.47.
•	Adjusted diluted earnings per share were $4.18, compared with $3.64.
•	Reported net income was $7,805 million, compared with $6,633 million.
•	Adjusted net income was $7,984 million, compared with $6,945 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $74 million ($56 million after tax or 3 cents per share), compared with $79 million ($58 million after tax or 3 cents per share) in the third quarter last year.
•	Loss on sale of the Direct Investing business in Europe of $42 million ($40 million after tax or 2 cents per share).

TORONTO, August 31, 2017 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the third quarter ended July 31, 2017. Third quarter reported earnings were $2.8 billion, up 17% compared with the same quarter last year.

"This was a great quarter for TD reflecting impressive earnings and revenue growth, better credit performance across all our businesses, and lower insurance claims," said Bharat Masrani, Group President and Chief Executive Officer. The Bank also announced its intention to amend its normal course issuer bid to repurchase for cancellation up to an additional 20 million of its common shares, subject to regulatory approval.

Canadian Retail

Canadian Retail net income was $1,725 million, an increase of 14% from the third quarter last year, reflecting good revenue growth and lower insurance claims. The Canadian Retail businesses continued to harness the power of One TD, delivering increased volumes, including record real estate lending originations, and growth in wealth assets.

U.S. Retail

U.S. Retail net income was $901 million (US$678 million) this quarter compared with $788 million (US$609 million) for the third quarter last year, an increase of 14% (11% in U.S. dollars).

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $783 million (US$590 million), an increase of 18% (15% in U.S. dollars) compared with the third quarter last year. On a year-to-date basis, the U.S. Retail Bank has delivered 10% revenue growth (US$504 million), compared with the same period last year, highlighting our ability to provide legendary experiences and attract new customers. Earnings growth reflected strong operating leverage, a more favourable interest rate environment, and continued good credit performance.

TD Ameritrade contributed $118 million (US$88 million) in earnings to the segment, a decrease of $7 million, or 6% (a decrease of $9 million, or 9% in U.S. dollars) compared with the third quarter last year.

Wholesale Banking

Wholesale Banking net income was $293 million reflecting revenue growth from corporate lending and trading. Continued investment into growing the U.S. dollar businesses, including in client-facing employees and TD Prime Services, our new prime brokerage business, contributed to increased expenses this quarter.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 11.0%, compared to 10.8% last quarter.

Conclusion

"Our unwavering focus is on helping our customers feel confident about their financial future and ready for everything that life brings their way," said Masrani. "TD's performance this quarter demonstrates the strength of our businesses in Canada and the U.S. The world around us is changing at a rapid pace and we continue to innovate and simplify how we do business."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 3.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 1

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. On October 29, 2012, the EDTF published its report, "Enhancing the Risk Disclosures of Banks", which sets forth 7 fundamental disclosure principles and 32 recommendations around improving risk disclosures.

Below is an index that includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the Third Quarter 2017 Report to Shareholders (RTS) or the Third Quarter 2017 Supplemental Financial Information (SFI). Information on TD's website or any SFI is not and should not be considered incorporated herein by reference into the Third Quarter 2017 RTS, Management's Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the 2016 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Third Quarter 2017	SFI Third Quarter 2017	Annual Report 2016
General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank's risk terminology and risk measures and present key parameter values used.			72-77, 82, 88-91, 102-103
	3	Describe and discuss top and emerging risks.			68-71
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	27, 41		63-64, 70, 95-96, 98
Risk Governance and Risk Management and Business Model	5	Summarize the bank's risk management organization, processes, and key functions.			73-76
	6	Description of the bank's risk culture and procedures applied to support the culture.			72-73
	7	Description of key risks that arise from the bank's business models and activities.			62, 72, 77-104
	8	Description of stress testing within the bank's risk governance and capital frameworks.	32		60, 76, 84,102
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	26, 76	79-80, 83	58-59
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.		79-81	58
	11	Flow statement of the movements in regulatory capital.		82
	12	Discussion of capital planning within a more general discussion of management's strategic planning.			59-60, 102
	13	Analysis of how RWA relate to business activities and related risks.		5-8	60,62
	14	Analysis of capital requirements for each methods used for calculating RWA.	32	78	78-84, 196-197
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.		53-73
	16	Flow statement reconciling the movements of RWA by risk type.	28-29		61
	17	Discussion of Basel III back-testing requirements.		75-76	80, 84, 89-90
Liquidity	18	The bank's management of liquidity needs and liquidity reserves.	34-36, 38-39		91-93
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	37		94,188
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	41-43		99-101
	21	Discussion of the bank's funding sources and the bank's funding strategy.	37-38, 40-41		97-98
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	31		82
	23	Breakdown of significant trading and non-trading market risk factors.	31-34		82, 84-85, 87
	24	Significant market risk measurement model limitations and validation procedures.	32		83-85, 87, 89-90
	25	Primary risk management techniques beyond reported risk measures and parameters.	32		83-87
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	20-25, 64-67	21-39, 43-76	42-57, 77-82, 152-155, 164-166, 194-197
	27	Description of the bank's policies for identifying impaired or non-performing loans.	64		50-51, 126-127, 152
	28	Reconciliation of the opening and closing balances of non-performing or impaired loans in the period and the allowance for loan losses.	20, 65-66	25, 29	47, 153-154
	29	Analysis of the bank's counterparty credit risks that arises from derivative transactions.		43-46	80, 137, 160-161, 164-166
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	67		80-81,130-131, 137
Other Risks	31	Description of 'other risk' types based on management's classifications and discuss how each one is identified, governed, measured and managed.			88-90, 102-104
	32	Discuss publicly known risk events related to other risks.			89
TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 2

TABLE OF CONTENTS

	MANAGEMENT'S DISCUSSION AND ANALYSIS	47	Changes in Internal Control over Financial Reporting
4	Financial Highlights
5	How We Performed
7	Financial Results Overview		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
12	How Our Businesses Performed	48	Interim Consolidated Balance Sheet
18	Quarterly Results	49	Interim Consolidated Statement of Income
19	Balance Sheet Review	50	Interim Consolidated Statement of Comprehensive Income
20	Credit Portfolio Quality	51	Interim Consolidated Statement of Changes in Equity
26	Capital Position	52	Interim Consolidated Statement of Cash Flows
30	Managing Risk	53	Notes to Interim Consolidated Financial Statements
44	Securitization and Off-Balance Sheet Arrangements
44	Accounting Policies and Estimates	77	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the three and nine months ended July 31, 2017, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank's unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2016 Consolidated Financial Statements and related Notes and 2016 MD&A. This MD&A is dated August 30, 2017. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's 2016 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank's 2016 Annual Information Form, is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2016 MD&A") in the Bank's 2016 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2017", and in other statements regarding the Bank's objectives and priorities for 2017 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2016 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2017", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 3

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Results of operations
Total revenue	$9,286	$8,473	$8,701	$26,879	$25,570
Provision for credit losses	505	500	556	1,638	1,782
Insurance claims and related expenses	519	538	692	1,631	1,877
Non-interest expenses	4,855	4,786	4,640	14,538	14,029
Net income – reported	2,769	2,503	2,358	7,805	6,633
Net income – adjusted[1]	2,865	2,561	2,416	7,984	6,945
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$592.4	$598.5	$571.6	$592.4	$571.6
Total assets	1,202.4	1,251.9	1,182.4	1,202.4	1,182.4
Total deposits	773.9	807.1	757.9	773.9	757.9
Total equity	73.5	76.2	71.2	73.5	71.2
Total Common Equity Tier 1 Capital risk-weighted assets[2]	408.8	420.1	388.2	408.8	388.2
Financial ratios
Return on common equity – reported	15.5%	14.4%	14.1%	14.8%	13.3%
Return on common equity – adjusted[3]	16.1	14.8	14.5	15.2	14.0
Efficiency ratio – reported	52.3	56.5	53.3	54.1	54.9
Efficiency ratio – adjusted[1]	51.4	55.8	52.6	53.4	53.6
Provision for credit losses as a % of net average loans
and acceptances[4]	0.33	0.35	0.39	0.37	0.42
Common share information – reported (dollars)
Per share earnings
Basic	$1.46	$1.31	$1.24	$4.09	$3.48
Diluted	1.46	1.31	1.24	4.08	3.47
Dividends per share	0.60	0.60	0.55	1.75	1.61
Book value per share	36.32	38.08	35.68	36.32	35.68
Closing share price[5]	64.27	64.23	56.89	64.27	56.89
Shares outstanding (millions)
Average basic	1,846.5	1,854.4	1,853.4	1,852.2	1,852.8
Average diluted	1,850.2	1,858.7	1,856.6	1,856.4	1,856.1
End of period	1,848.6	1,843.4	1,854.8	1,848.6	1,854.8
Market capitalization (billions of Canadian dollars)	$118.8	$118.4	$105.5	$118.8	$105.5
Dividend yield [6,7]	3.7%	3.6%	3.9%	3.6%	3.9%
Dividend payout ratio	41.1	45.9	44.5	42.8	46.3
Price-earnings ratio	12.1	12.7	12.8	12.1	12.8
Total shareholder return (1 year)[8]	17.1	19.3	12.2	17.1	12.2
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.51	$1.34	$1.27	$4.19	$3.65
Diluted	1.51	1.34	1.27	4.18	3.64
Dividend payout ratio	39.7%	44.8%	43.4%	41.8%	44.1%
Price-earnings ratio	11.9	12.4	11.9	11.9	11.9
Capital ratios
Common Equity Tier 1 Capital ratio[2]	11.0%	10.8%	10.4%	11.0%	10.4%
Tier 1 Capital ratio[2]	12.8	12.5	11.9	12.8	11.9
Total Capital ratio[2]	15.6	14.9	14.6	15.6	14.6
Leverage ratio	4.1	3.9	3.8	4.1	3.8
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%.
3	Adjusted return on common equity is a non-GAAP financial measure. Refer to "Return on Common Equity" in the "How We Performed" section of this document for an explanation.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements.
5	Toronto Stock Exchange (TSX) closing market price.
6	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
7	Dividend yield is calculated as the dividend per common share divided by the average daily closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.
8	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one year period.
TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 4

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had $1.2 trillion in assets on July 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Net interest income	$5,267	$5,109	$4,924	$15,517	$14,851
Non-interest income	4,019	3,364	3,777	11,362	10,719
Total revenue	9,286	8,473	8,701	26,879	25,570
Provision for credit losses	505	500	556	1,638	1,782
Insurance claims and related expenses	519	538	692	1,631	1,877
Non-interest expenses	4,855	4,786	4,640	14,538	14,029
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,407	2,649	2,813	9,072	7,882
Provision for income taxes	760	257	576	1,613	1,588
Equity in net income of an investment in TD Ameritrade	122	111	121	346	339
Net income – reported	2,769	2,503	2,358	7,805	6,633
Preferred dividends	47	48	36	143	98
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,722	$2,455	$2,322	$7,662	$6,535
Attributable to:
Common shareholders	$2,693	$2,427	$2,293	$7,576	$6,449
Non-controlling interests	29	28	29	86	86
TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 5

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Operating results – adjusted
Net interest income	$5,267	$5,109	$4,924	$15,517	$14,851
Non-interest income[1]	4,061	3,364	3,777	11,363	10,731
Total revenue	9,328	8,473	8,701	26,880	25,582
Provision for credit losses	505	500	556	1,638	1,782
Insurance claims and related expenses	519	538	692	1,631	1,877
Non-interest expenses[2]	4,797	4,723	4,577	14,353	13,712
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,507	2,712	2,876	9,258	8,211
Provision for (recovery of) income taxes	780	277	597	1,667	1,654
Equity in net income of an investment in TD Ameritrade[3]	138	126	137	393	388
Net income – adjusted	2,865	2,561	2,416	7,984	6,945
Preferred dividends	47	48	36	143	98
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	2,818	2,513	2,380	7,841	6,847
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	29	28	29	86	86
Net income available to common shareholders – adjusted	2,789	2,485	2,351	7,755	6,761
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(74)	(78)	(79)	(232)	(255)
Loss on sale of the Direct Investing business in Europe[5]	(42)	–	–	(42)	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[6]	–	–	–	41	(12)
Impairment of goodwill, non-financial assets, and other charges[7]	–	–	–	–	(111)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles	(18)	(20)	(21)	(59)	(69)
Loss on sale of the Direct Investing business in Europe	(2)	–	–	(2)	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	–	–	7	(2)
Impairment of goodwill, non-financial assets, and other charges	–	–	–	–	5
Total adjustments for items of note	(96)	(58)	(58)	(179)	(312)
Net income available to common shareholders – reported	$2,693	$2,427	$2,293	$7,576	$6,449
1	Adjusted non-interest income excludes the following items of note: Loss on sale of the Direct Investing business in Europe, as explained in footnote 5 - third quarter 2017 – $42 million. Fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 6 - first quarter 2017 – $41 million gain, second quarter 2016 – $58 million loss, and first quarter 2016 – $46 million gain. These amounts were reported in the Corporate segment.
2	Adjusted non-interest expenses excludes the following items of note: Amortization of intangibles, as explained in footnote 4 - third quarter 2017 – $58 million, second quarter 2017 – $63 million, first quarter 2017 – $64 million, third quarter 2016 – $63 million, second quarter 2016 – $69 million, and first quarter 2016 – $74 million. Impairment of goodwill, non-financial assets, and other charges, as explained in footnote 7 - second quarter 2016 – $111 million. These amounts were reported in the Corporate segment.
3	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles as explained in footnote 4 - third quarter 2017 – $16 million, second quarter 2017 – $15 million, first quarter 2017 – $16 million, third quarter 2016 – $16 million, second quarter 2016 – $17 million, and first quarter 2016 – $16 million. These amounts were reported in the Corporate segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after tax, which remains subject to the final purchase price adjustment, was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.
6	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.
7	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that had been experiencing continued losses. These amounts are reported in the Corporate segment.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Basic earnings per share – reported	$1.46	$1.31	$1.24	$4.09	$3.48
Adjustments for items of note[2]	0.05	0.03	0.03	0.10	0.17
Basic earnings per share – adjusted	$1.51	$1.34	$1.27	$4.19	$3.65

Diluted earnings per share – reported	$1.46	$1.31	$1.24	$4.08	$3.47
Adjustments for items of note[2]	0.05	0.03	0.03	0.10	0.17
Diluted earnings per share – adjusted	$1.51	$1.34	$1.27	$4.18	$3.64
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 6

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
TD Bank, National Association (TD Bank, N.A.)	$22	$24	$25	$71	$83
TD Ameritrade Holding Corporation (TD Ameritrade)[2]	16	15	16	47	49
MBNA Canada	9	9	9	27	27
Aeroplan	4	4	4	13	13
Other	5	6	4	15	14
	56	58	58	173	186
Software and asset servicing rights	88	85	89	255	246
Amortization of intangibles, net of income taxes	$144	$143	$147	$428	$432
1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Included in equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Average common equity	$68,777	$68,956	$64,595	$68,424	$64,568
Net income available to common shareholders – reported	2,693	2,427	2,293	7,576	6,449
Items of note, net of income taxes[1]	96	58	58	179	312
Net income available to common shareholders – adjusted	2,789	2,485	2,351	7,755	6,761
Return on common equity – reported	15.5%	14.4%	14.1%	14.8%	13.3%
Return on common equity – adjusted	16.1	14.8	14.5	15.2	14.0
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank's performance on an adjusted basis for the third quarter of 2017. Shareholder performance indicators help guide and benchmark the Bank's accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the "How the Bank Reports" section of this document.

•	Adjusted diluted earnings per share for the nine months ended July 31, 2017, increased 14.8% from the same period last year reflecting higher earnings across all segments. The Bank's goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on common equity for the nine months ended July 31, 2017, was 15.2%.
•	For the twelve months ended July 31, 2017, the total shareholder return was 17.1% compared to the Canadian peer[1] average of 18.7%.

Net Income

Quarterly comparison – Q3 2017 vs. Q3 2016

Reported net income for the quarter was $2,769 million, an increase of $411 million, or 17%, compared with the third quarter last year. The increase reflects revenue growth, lower insurance claims, and lower provision for credit losses (PCL), partially offset by higher non-interest expenses. The annualized ROE for the quarter was 15.5%, compared with 14.1% in the third quarter last year. Adjusted net income was $2,865 million, an increase of $449 million, or 19%.

By segment, the increase in reported net income was due to an increase in Canadian Retail of $216 million, or 14%, an increase in U.S. Retail of $113 million, or 14%, and a lower net loss in the Corporate segment of $91 million, or 38%, partially offset by a decrease in Wholesale Banking of $9 million, or 3%.

Quarterly comparison – Q3 2017 vs. Q2 2017

Reported net income for the quarter increased $266 million, or 11%, compared with the prior quarter. The increase reflects revenue growth, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 15.5%, compared with 14.4% in the prior quarter. Adjusted net income for the quarter increased $304 million, or 12%.

By segment, the increase in reported net income was due to an increase in Canadian Retail of $155 million, or 10%, an increase in U.S. Retail of $56 million, or 7%, an increase in Wholesale Banking of $45 million, or 18%, and a lower net loss in the Corporate segment of $10 million, or 6%.

1	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 7

Year-to-date comparison – Q3 2017 vs. Q3 2016

Reported net income of $7,805 million increased $1,172 million, or 18%, compared with the same period last year. The increase reflects revenue growth, lower PCL, and lower insurance claims, partially offset by higher non-interest expenses. The annualized ROE for the period was 14.8%, compared with 13.3% in the same period last year. Adjusted net income of $7,984 million increased $1,039 million, or 15%, compared with the same period last year.

By segment, the increase in reported net income was due to an increase in Canadian Retail of $375 million, or 8%, an increase in U.S. Retail of $288 million, or 13%, a lower net loss in the Corporate segment of $383 million, or 48%, and an increase in Wholesale Banking of $126 million, or 18%.

Net Interest Income

Quarterly comparison – Q3 2017 vs. Q3 2016

Net interest income for the quarter was $5,267 million, an increase of $343 million, or 7%, compared with the third quarter last year. The increase was primarily due to loan and deposit growth in the Canadian and U.S. Retail segments.

By segment, the increase in net interest income was due to an increase in U.S. Retail of $169 million, or 10%, in Canadian Retail of $173 million, or 7%, and in the Corporate segment of $62 million, or 24%, partially offset by a decrease in Wholesale Banking of $61 million, or 16%.

Quarterly comparison – Q3 2017 vs. Q2 2017

Net interest income for the quarter increased $158 million, or 3%, compared with the prior quarter primarily due to the effect of three additional days in the current quarter, and higher margins on average earning assets in the Canadian and U.S. Retail segments, partially offset by lower client activity in equity trading this quarter.

By segment, the increase in net interest income was due to an increase in U.S. Retail of $73 million, or 4%, an increase in Canadian Retail of $159 million, or 6%, and an increase in the Corporate segment of $402 million, partially offset by a decrease in Wholesale Banking of $476 million, or 59%. The decrease in Wholesale Banking reflects lower client activity in equity trading, with an offsetting impact in non-interest income.

Year-to-date comparison – Q3 2017 vs. Q3 2016

Net interest income was $15,517 million, an increase of $666 million, or 4%, compared with the same period last year. The increase was primarily due to loan and deposit growth in the Canadian and U.S. Retail segments.

By segment, the increase in net interest income was due to an increase in Canadian Retail of $410 million, or 6%, an increase in U.S. Retail of $353 million, or 7%, an increase in Wholesale Banking of $238 million, or 18%, partially offset by a decrease in the Corporate segment of $335 million, or 38%.

Non-Interest Income

Quarterly comparison – Q3 2017 vs. Q3 2016

Reported non-interest income for the quarter was $4,019 million, an increase of $242 million, or 6%, compared with the third quarter last year. The increase reflects higher fee-based revenue, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims and related expenses, and a loss on sale of the Direct Investing business in Europe this quarter reported as an item of note. Adjusted non-interest income for the quarter was $4,061 million, an increase of $284 million, or 8%.

By segment, the increase in reported non-interest income was due to an increase in U.S. Retail of $124 million, or 21%, an increase in Wholesale Banking of $104 million, or 22%, and an increase in Canadian Retail of $15 million, or 1%, partially offset by a decrease in the Corporate segment of $1 million, or 1%.

Quarterly comparison – Q3 2017 vs. Q2 2017

Reported non-interest income for the quarter increased $655 million, or 19%, compared with the prior quarter. The increase reflects higher fee-based revenue, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims and related expenses, and a loss on sale of the Direct Investing business in Europe this quarter reported as an item of note. Adjusted non-interest income for the quarter increased $697 million, or 21%.

By segment, the increase in reported non-interest income was due to an increase in Wholesale Banking of $560 million, an increase in U.S. Retail of $51 million, or 8%, an increase in Canadian Retail of $38 million, or 1%, and an increase in the Corporate segment of $6 million, or 7%. Wholesale Banking increased due to lower client activity in equity trading, with an offsetting impact in net interest income.

Year-to-date comparison – Q3 2017 vs. Q3 2016

Reported non-interest income was $11,362 million, an increase of $643 million, or 6%, compared with the same period last year. The increase primarily reflects higher fee-based revenue, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims and related expenses, and a loss on sale of the Direct Investing business in Europe this quarter reported as an item of note. Adjusted non-interest income of $11,363 million increased $632 million, or 6%, compared with the same period last year.

By segment, the increase in reported non-interest income was due to an increase in U.S. Retail of $292 million, or 16%, an increase in Canadian Retail of $195 million, or 3%, an increase in the Corporate segment of $106 million, or 34%, and an increase in Wholesale Banking of $50 million, or 5%.

Provision for Credit Losses

Quarterly comparison – Q3 2017 vs. Q3 2016

PCL for the quarter was $505 million, a decrease of $51 million, or 9%, compared with the third quarter last year. The decrease primarily reflects lower provisions in credit cards, personal lending and auto lending in Canada, and lower specific provisions in Wholesale Banking related to the oil and gas sector, partially offset by higher provisions in the U.S. reflecting mix in auto lending, growth in credit cards and other personal products.

By segment, the decrease in PCL was due to a decrease in the Corporate segment of $32 million, or 27%, a decrease in Canadian Retail of $20 million, or 8%, and a decrease in Wholesale Banking of $11 million, partially offset by an increase in U.S. Retail of $12 million, or 7%.

Quarterly comparison – Q3 2017 vs. Q2 2017

PCL for the quarter increased $5 million, or 1%, compared with the prior quarter. The increase was due to higher provisions in the U.S. Retail segment primarily reflecting parameter changes to the retail portfolio in the prior quarter, and the recovery of specific provisions in the oil and gas sector in the prior quarter.

By segment, the increase in PCL was due to an increase in U.S. Retail of $28 million, or 18%, an increase in Wholesale Banking of $4 million, an increase in Canadian Retail of $3 million, or 1%, partially offset by a decrease in the Corporate segment of $30 million, or 26%.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 8

Year-to-date comparison – Q3 2017 vs. Q3 2016

PCL of $1,638 million decreased $144 million, or 8%, compared with the same period last year. The decrease primarily reflects the recovery of specific provisions in the oil and gas sector, and higher provisions for incurred but not identified credit losses recognized in the prior period, partially offset by higher provisions for mix in auto loans, and growth in credit cards in U.S. Retail.

By segment, the decrease in PCL was due to a decrease in Wholesale Banking of $101 million, a decrease in the Corporate segment of $75 million, or 18%, and a decrease in Canadian Retail of $6 million, or 1%, partially offset by an increase in U.S. Retail of $38 million, or 7%.

TABLE 7: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Provision for credit losses – counterparty-specific and individually insignificant
Counterparty-specific	$25	$2	$25	$17	$120
Individually insignificant	638	596	546	1,910	1,714
Recoveries	(155)	(165)	(142)	(484)	(465)
Total provision for credit losses for counterparty-specific and individually
insignificant	508	433	429	1,443	1,369
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[1]	–	–	40	–	165
U.S. Retail	4	34	57	140	192
Corporate[2]	(7)	33	30	55	56
Total provision for credit losses – incurred but not identified	(3)	67	127	195	413
Provision for credit losses – reported	$505	$500	$556	$1,638	$1,782
1	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
2	The retailer program partners' share of the U.S. strategic cards portfolio.

Insurance claims and related expenses

Quarterly comparison – Q3 2017 vs. Q3 2016

Insurance claims and related expenses for the quarter were $519 million, a decrease of $173 million, or 25%, compared with the third quarter last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, the prior year impact of the Fort McMurray wildfire, and less severe weather conditions.

Quarterly comparison – Q3 2017 vs. Q2 2017

Insurance claims and related expenses for the quarter decreased $19 million, or 4%, compared with the prior quarter, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, and more favourable prior years' claim development, partially offset by an increase due to seasonality of claims.

Year-to-date comparison – Q3 2017 vs. Q3 2016

Insurance claims and related expenses were $1,631 million, a decrease of $246 million, or 13%, compared with same period last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, the prior year impact of the Fort McMurray wildfire and less severe weather conditions, and more favourable prior years' claims developments.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q3 2017 vs. Q3 2016

Reported non-interest expenses were $4,855 million, an increase of $215 million, or 5%, compared with the third quarter last year primarily reflecting higher employee related expenses, including variable compensation, investments in technology and business initiatives, charges for store closures in U.S. Retail, and investment in TD Prime Services (formerly Albert Fried & Company). These increases were partially offset by the positive impact of tax adjustments in the current year, and timing of certain other expenses. Adjusted non-interest expenses were $4,797 million, an increase of $220 million, or 5%.

By segment, the increase in reported non-interest expenses was due to an increase in U.S. Retail of $94 million, or 7%, an increase in Canadian Retail of $86 million, or 4%, and an increase in Wholesale Banking of $67 million, or 15%, partially offset by a decrease in the Corporate segment of $32 million, or 5%.

The Bank's reported efficiency ratio was 52.3%, compared with 53.3% in the third quarter last year. The Bank's adjusted efficiency ratio was 51.4%, compared with 52.6% in the third quarter last year.

Quarterly comparison – Q3 2017 vs. Q2 2017

Reported non-interest expenses for the quarter increased $69 million, or 1%, compared with the prior quarter primarily reflecting higher employee related expenses, including variable compensation, and the effect of three additional days in the current quarter, partially offset by the positive impact of tax adjustments in the current quarter, and timing of certain other expenses. Adjusted non-interest expenses increased $74 million, or 2%.

By segment, the increase in reported non-interest expenses was due to an increase in the Corporate segment of $28 million, or 4%, an increase in Wholesale Banking of $23 million, or 5%, an increase in U.S. Retail of $17 million, or 1%, and an increase in Canadian Retail of $1 million.

The Bank's reported efficiency ratio was 52.3%, compared with 56.5% in the prior quarter. The Bank's adjusted efficiency ratio was 51.4%, compared with 55.8% in the prior quarter.

Year-to-date comparison – Q3 2017 vs. Q3 2016

Reported non-interest expenses of $14,538 million increased $509 million, or 4%, compared with the same period last year, primarily reflecting higher employee related expenses, including variable compensation, investments in technology modernization and customer-focused initiatives, and investment in TD Prime Services. These increases were partially offset by the impairment of goodwill, non-financial assets, and other charges relating to the Direct Investing business in Europe reported as an item of note in the second quarter last year, positive impact of tax adjustments in the current period, and timing of certain other expenses. Adjusted non-interest expenses of $14,353 million increased $641 million, or 5%.

By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $355 million, or 6%, an increase in Wholesale Banking of $202 million, or 15%, and increase in U.S. Retail of $155 million, or 4%, partially offset by a decrease in the Corporate segment of $203 million, or 9%.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 9

The Bank’s reported efficiency ratio was 54.1%, compared with 54.9% in the same period last year. The Bank’s adjusted efficiency ratio was 53.4%, compared with 53.6% in the same period last year.

Income Taxes

As discussed in the "How the Bank Reports" section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank's effective income tax rate on a reported basis was 22.3% for the third quarter, compared with 20.5% in the third quarter last year and 9.7% in the prior quarter. The year-over-year increase was largely due to changes in global business mix, an increase in pre-tax income, and lower tax exempt dividend income in the current quarter. The quarter-over-quarter increase was largely due to higher than usual tax exempt dividend income in the prior quarter.

TABLE 8: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31		April 30		July 31		July 31		July 31
	2017		2017		2016		2017		2016
Income taxes at Canadian statutory income tax rate	$902	26.5%	$702	26.5%	$745	26.5%	$2,402	26.5%	$2,087	26.5%
Increase (decrease) resulting from:
Dividends received	(44)	(1.3)	(341)	(12.9)	(60)	(2.1)	(472)	(5.2)	(176)	(2.2)
Rate differentials on international operations	(98)	(2.9)	(99)	(3.7)	(124)	(4.4)	(326)	(3.6)	(325)	(4.2)
Other	–	–	(5)	(0.2)	15	0.5	9	0.1	2	–
Provision for income taxes and effective
income tax rate – reported	$760	22.3%	$257	9.7%	$576	20.5%	$1,613	17.8%	$1,588	20.1%
Total adjustments for items of note[1]	20		20		21		54		66
Provision for income taxes and effective
income tax rate – adjusted[2,3]	$780	22.2%	$277	10.2%	$597	20.8%	$1,667	18.0%	$1,654	20.1%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

The Bank's adjusted effective tax rate was 22.2% for the quarter, higher than 20.8% in the third quarter last year and 10.2% in the prior quarter. The year-over-year increase was largely due to changes in global business mix, an increase in pre-tax income, and lower tax exempt dividend income in the current quarter. The quarter-over-quarter increase was largely due to higher than usual tax exempt dividend income in the prior quarter.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year. Depreciation of the Canadian dollar had a favourable impact on U.S. Retail segment earnings for the three months ended July 31, 2017, compared with the third quarter last year. Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the nine months ended July 31, 2017, compared with the same period last year, as shown in the following table.

TABLE 9: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2017 vs.	July 31, 2017 vs.
	July 31, 2016	July 31, 2016
	Increase (Decrease)	Increase (Decrease)
U.S. Retail Bank
Total revenue	$47	$(26)
Non-interest expenses	26	(15)
Net income – after tax	14	(6)
Equity in net income on an investment in TD Ameritrade	5	–
U.S. Retail segment decreased net income – after tax	19	(6)
Earnings per share (dollars)
Basic	$0.01	$(0.00)
Diluted	0.01	(0.00)

On a trailing twelve month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate would have increased/decreased U.S. Retail segment net income by approximately $42 million.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 10

Economic Summary and Outlook

After registering a solid rebound in the second half of calendar 2016, the global economy has continued to gain strength so far in 2017. Further improvements in economic conditions have been observed across advanced and emerging market economies in recent months, contributing to some moderate upward pressure on international bond yields. A further acceleration in the rate of world economic expansion in the second half of this year will face hard limits, particularly in light of structurally aging populations and weak global productivity gains. However, TD Economics projects real Gross Domestic Product (GDP) can be sustained at a healthy 3.5% pace, on average, over the 2017-18 calendar period.

In the U.S., the economic growth rate has continued to trend close to 2% so far in calendar 2017, a respectable pace that mirrors the average recorded since the beginning of the recovery in 2010. Driven by continued robust hiring and personal income gains, consumer spending has remained the linchpin of the U.S. expansion. At the same time, non-residential fixed investment has strengthened in the first half of this calendar year on the back of rising spending on equipment and oil and gas structures. Near term prospects for the U.S. economy remain constructive. However, with hopes having diminished around Congressional passage of a pro-growth agenda of tax reform and infrastructure spending, real GDP growth of around 2-2.5% appears to be an upper threshold for an economy in the mature phase of the business cycle.

U.S. inflation has fallen short of expectations so far this year. Armed with an expectation that inflation will gradually regain traction, the Federal Reserve (Fed) has signalled a desire to further reduce monetary stimulus. A pace of inflation that remains well below the Fed's 2% target is a key downside risk to the interest rate outlook. Indeed, central bank officials have acknowledged the possibility that global influences, including automation, could be exerting a larger and more sustained downward impact on U.S. inflation than is being captured by its forecasting models. In addition, the upcoming debt ceiling and Congressional budget negotiations may have the potential to reignite financial market volatility and could delay the Fed's efforts to normalize monetary policy in the near term.

After experiencing a significant negative oil price shock in the 2015 and early 2016 calendar years, Canada's economy has bounced back with surprising vigour this year. Economic growth averaged 3.5% annualized in the three calendar quarters ending March 2017, and recent data point to robust growth of approximately 3.5% in the second calendar quarter. Economic strength has broadened across goods- and service-producing industries in recent months. Within the job market, the unemployment rate fell to a new cyclical low of 6.3% in July 2017. The Bank of Canada's Summer 2017 Business Outlook Survey revealed widespread improvements in sentiment across Canadian firms, notably in expectations regarding future sales and employment.

Despite the solid momentum entering the second half of the calendar year, three factors in particular are likely to slow Canada's growth rate going forward:

•	A key driver of strength over the past year has been rebounds in sectors that had been hardest hit by the oil shock in calendar 2015-16 as well as the Alberta wildfires. As these industries have reached more normal levels of activity, the related positive growth impulse is expected to dissipate.
•	Canadian exporters are expected to benefit from ongoing expansion in the U.S. and globally. However, the recent jump in the value of the Canadian dollar from US75 cents in March 2017 to approximately US79 cents in early August will likely act as a drag on the nation's export performance later this year and into 2018.
•	Above all, the elevated contribution from housing over the past few years is likely to transform into a moderate drag, as activity in Ontario's Greater Golden Horseshoe continues to slow. Driving the cooling is a combination of measures introduced in the Ontario 2017 provincial budget, recent tighter federal mortgage rules, higher funding costs for financial institutions and stretched valuations. An orderly adjustment in resale housing activity in this large market is likely to extend into calendar 2018.

As such, economic growth in Canada is expected to fall within a more sustainable range of 1.5-2% in the second half of 2017 and in the 2018 calendar year.

Regionally, convergence in regional economic growth is likely to take place. Partially reversing economic declines recorded since 2015, Alberta is expected to record the fastest provincial growth rate in the 2017 calendar year of close to 4%, while the pace of expansion in British Columbia and Ontario diminishes somewhat, to slightly below 3%. Elsewhere, economic growth should remain modest but steady.

In response to Canada's stronger than expected performance this year and its view that the economy is rapidly approaching its economic potential, the Bank of Canada raised short-term interest rates in July, its first increase in 83 months. With temporary downward influences on inflation expected to gradually diminish, the central bank is expected to enact further modest rate increases over the next year. As interest rate differentials between Canadian and U.S. debt instruments likely hold relatively steady, the Canadian dollar is expected to remain in the US77-US80 cents range through the end of 2018.

Key downside risks to the Canadian economy relate to the possibility of a more pronounced than expected slowdown in Canadian housing activity and a period of household deleveraging. Another risk relates to trade policy. Although an orderly renegotiation of the North American Free Trade Agreement (NAFTA) appears most likely, a further heightening of uncertainty resulting from prolonged negotiations may delay or discourage investment intentions among Canadian (and U.S.) firms. In addition, a number of geo-political risks, including heightened tensions surrounding North Korea and negotiations over the United Kingdom's exit from the European Union, may result in increased global uncertainty and volatility.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 11

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2016 MD&A, and Note 30 of the Bank's Consolidated Financial Statements for the year ended October 31, 2016. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $59 million, compared with $79 million in the third quarter last year, and $457 million in the prior quarter. The TEB adjustment for the nine months ended July 31, 2017, was $628 million, compared with $226 million the same period last year.

TABLE 10: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Net interest income	$2,692	$2,533	$2,519	$7,838	$7,428
Non-interest income	2,637	2,599	2,622	7,826	7,631
Total revenue	5,329	5,132	5,141	15,664	15,059
Provision for credit losses	238	235	258	742	748
Insurance claims and related expenses	519	538	692	1,631	1,877
Non-interest expenses	2,219	2,218	2,133	6,662	6,307
Provision for (recovery of) income taxes	628	571	549	1,768	1,641
Net income	$1,725	$1,570	$1,509	$4,861	$4,486

Selected volumes and ratios
Return on common equity	46.9%	45.0%	41.9%	45.0%	42.0%
Margin on average earning assets (including securitized assets)	2.84	2.81	2.79	2.82	2.79
Efficiency ratio	41.6	43.2	41.5	42.5	41.9
Assets under administration (billions of Canadian dollars)[1]	$370	$404	$372	$370	$372
Assets under management (billions of Canadian dollars)[1]	272	279	268	272	268
Number of Canadian retail branches	1,138	1,153	1,152	1,138	1,152
Average number of full-time equivalent staff	38,736	39,227	38,852	39,102	38,383
1	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to recognize mutual funds sold through the branch network as part of AUA. In addition, AUA has been updated to reflect a change in the measurement of certain business activities within Canadian Retail. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q3 2017 vs. Q3 2016

Canadian Retail net income for the quarter was $1,725 million, an increase of $216 million, or 14%, compared with the third quarter last year. The increase in earnings reflects revenue growth, lower insurance claims, and lower PCL, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 46.9%, compared with 41.9% in the third quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,329 million, an increase of $188 million, or 4%, compared with the third quarter last year. Net interest income increased $173 million, or 7%, reflecting loan and deposit volume growth. Margin on average earning assets was 2.84%, an increase of 5 basis points (bps), primarily due to favourable balance sheet mix. Non-interest income increased $15 million, or 1%, reflecting higher fee-based revenue in all businesses, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims.

Average loan volumes increased $17 billion, or 5%, compared with the third quarter last year, comprising 4% growth in personal loan volumes and 8% growth in business loan volumes. Average deposit volumes increased $30 billion, or 11%, compared with the third quarter last year, comprising 7% growth in personal deposit volumes, 17% growth in business deposit volumes, and 11% growth in wealth deposit volumes.

AUA were $370 billion as at July 31, 2017, a decrease of $2 billion, or 1%, compared with the third quarter last year, as new asset growth was more than offset by the sale of the Direct Investing business in Europe. Adjusted for the sale, AUA increased by $26 billion, or 7%. AUM were $272 billion as at July 31, 2017, an increase of $4 billion, or 1%, compared with the third quarter last year, as a result of new asset growth.

PCL for the quarter was $238 million, a decrease of $20 million, or 8%, compared with the third quarter last year. Personal banking PCL was $227 million, a decrease of $21 million, or 8%. The decrease reflects lower provisions in credit cards, personal lending and auto lending portfolios in the current quarter. Business banking PCL was $11 million, an increase of $1 million. Annualized PCL as a percentage of credit volume was 0.25%, a decrease of 3 bps. Net impaired loans were $571 million, a decrease of $161 million, or 22%. Net impaired loans as a percentage of total loans was 0.15%, compared with 0.20% as at July 31, 2016.

Insurance claims and related expenses for the quarter were $519 million, a decrease of $173 million, or 25%, compared with the third quarter last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, prior year impact of the Fort McMurray wildfire, and less severe weather conditions.

Non-interest expenses for the quarter were $2,219 million, an increase of $86 million, or 4%, compared with the third quarter last year. The increase reflects higher employee related expenses including revenue-based variable expenses in the wealth business, higher investment in strategic technology initiatives, partially offset by productivity savings, and the sale of the Direct Investing business in Europe.

The efficiency ratio for the quarter was 41.6%, compared with 41.5% in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 12

Quarterly comparison – Q3 2017 vs. Q2 2017

Canadian Retail net income for the quarter increased $155 million, or 10%, compared with the prior quarter. The increase in earnings reflects revenue growth, the effect of three additional days in the quarter, and lower insurance claims. The annualized ROE for the quarter was 46.9%, compared with 45.0% in the prior quarter.

Revenue increased $197 million, or 4%, compared with the prior quarter. Net interest income increased $159 million, or 6%, reflecting the effect of three additional days in the third quarter as well as loan and deposit volume growth. Margin on average earning assets was 2.84%, an increase of 3 bps, reflecting favourable balance sheet and business mix. While many factors affect margins and they will continue to fluctuate from quarter to quarter, the improving economic environment is expected to support a more positive trend in the margin on average earning assets. Non-interest income increased $38 million, or 1%, reflecting higher fee-based revenue in all businesses, and seasonality of insurance premiums, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims.

Average loan volumes increased $6 billion, or 2%, compared with the prior quarter, primarily in personal loan volumes. Average deposit volumes increased $9 billion, or 3%, compared with the prior quarter, reflecting 2% growth in personal deposit volumes and 6% growth in business deposit volumes, partially offset by a 3% decline in wealth deposit volumes.

AUA decreased $34 billion, or 8%, compared with the prior quarter, reflecting the sale of the Direct Investing business in Europe, and decreases in market value, partially offset by new asset growth. Adjusted for the sale, AUA decreased by $6 billion, or 1%. AUM decreased $7 billion, or 3%, compared with the prior quarter, reflecting decreases in market value, partially offset by new asset growth.

PCL for the quarter increased $3 million, or 1%, compared with the prior quarter. Annualized PCL as a percentage of credit volume was 0.25%, or a decrease of 1 basis point. Net impaired loans decreased $90 million, or 14%. Net impaired loans as a percentage of total loans was 0.15%, compared with 0.18% as at April 30, 2017.

Insurance claims and related expenses for the quarter decreased $19 million, or 4%, compared with the prior quarter, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, and more favourable prior years' claim development, partially offset by seasonality of claims.

Non-interest expenses increased $1 million, reflecting the effect of three additional days in the third quarter, partially offset by the sale of the Direct Investing business in Europe.

The efficiency ratio for the quarter was 41.6%, compared with 43.2% in the prior quarter.

Year-to-date comparison – Q3 2017 vs. Q3 2016

Canadian Retail net income for the nine months ended July 31, 2017, was $4,861 million, an increase of $375 million, or 8%, compared with same period last year. The increase in earnings reflects revenue growth, and lower insurance claims, partially offset by higher non-interest expenses and the effect of one less day in the current period. The annualized ROE for the period was 45.0%, compared with 42.0% with the same period last year.

Revenue for the period was $15,664 million, an increase of $605 million, or 4%, compared with same period last year. Net interest income increased $410 million, or 6%, reflecting deposit and loan volume growth, partially offset by the effect of one less day. Margin on average earning assets was 2.82%, a 3 bps increase, primarily due to favourable balance sheet mix. Non-interest income increased $195 million, or 3%, reflecting higher fee-based revenue in all businesses, and the impact of investment activities, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims.

Average loan volumes increased $16 billion, or 4%, compared with the same period last year, reflecting 3% growth in personal loan volumes, and 8% growth in business loan volumes. Average deposit volumes increased $31 billion, or 11%, compared with the same period last year, reflecting 7% growth in personal deposit volumes, 17% growth in business deposit volumes, and 18% growth in wealth deposit volumes.

PCL was $742 million, a decrease of $6 million, or 1%, compared with the same period last year. Personal banking PCL was $712 million, a decrease of $13 million, or 2%. Business banking PCL was $30 million, an increase of $7 million. Annualized PCL as a percentage of credit volume was 0.26%, a decrease of 2 bps, compared with the same period last year.

Insurance claims and related expenses were $1,631 million, a decrease of $246 million, or 13%, compared with the same period last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, prior year impact of the Fort McMurray wildfire and less severe weather conditions, and more favourable prior years' claims development.

Non-interest expenses were $6,662 million, an increase of $355 million, or 6%, compared with the same period last year. The increase reflects higher employee related expenses including revenue-based variable expenses in the wealth business, higher investment in strategic technology initiatives, partially offset by productivity savings, and the sale of the Direct Investing business in Europe.

The efficiency ratio was 42.5%, compared with 41.9% for the same period last year.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 13

TABLE 11: U.S. RETAIL
(millions of dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
Canadian Dollars	2017	2017	2016	2017	2016
Net interest income	$1,924	$1,851	$1,755	$5,614	$5,261
Non-interest income	715	664	591	2,066	1,774
Total revenue[1]	2,639	2,515	2,346	7,680	7,035
Provision for credit losses	180	152	168	589	551
Non-interest expenses	1,466	1,449	1,372	4,349	4,194
Provision for (recovery of) income taxes	210	177	143	533	374
U.S. Retail Bank net income	783	737	663	2,209	1,916
Equity in net income of an investment in TD Ameritrade	118	108	125	337	342
Net income	$901	$845	$788	$2,546	$2,258

U.S. Dollars
Net interest income	$1,457	$1,391	$1,354	$4,229	$3,950
Non-interest income	542	498	456	1,557	1,332
Total revenue[1]	1,999	1,889	1,810	5,786	5,282
Provision for credit losses	137	114	130	444	413
Non-interest expenses	1,113	1,088	1,058	3,278	3,147
Provision for (recovery of) income taxes	159	133	110	402	281
U.S. Retail Bank net income	590	554	512	1,662	1,441
Equity in net income of an investment in TD Ameritrade	88	82	97	253	257
Net income	$678	$636	$609	$1,915	$1,698

Selected volumes and ratios
Return on common equity	10.3%	10.0%	9.5%	9.8%	9.0%
Margin on average earning assets[1,2]	3.14	3.05	3.14	3.07	3.12
Efficiency ratio	55.7	57.6	58.5	56.7	59.6
Assets under administration (billions of dollars)[3]	$18	$18	$17	$18	$17
Assets under management (billions of dollars)[3]	61	60	74	61	74
Number of U.S. retail stores	1,260	1,260	1,267	1,260	1,267
Average number of full-time equivalent staff	25,812	25,745	25,998	25,866	25,608
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.
3	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to include a portion of the AUM balance administered by the Bank in AUA. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q3 2017 vs. Q3 2016

U.S. Retail net income for the quarter was $901 million (US$678 million), which included net income of $783 million (US$590 million) from the U.S. Retail Bank and $118 million (US$88 million) from the Bank's investment in TD Ameritrade. U.S. Retail earnings increased US$69 million, or 11%, compared with the third quarter last year. U.S. Retail Canadian dollar earnings were up $113 million, or 14%. The annualized ROE for the quarter was 10.3%, compared with 9.5% in the third quarter last year.

The contribution from TD Ameritrade of US$88 million was down US$9 million, or 9%, compared with the third quarter last year, reflecting higher operating expenses this quarter, and favourable tax items in the prior year, partially offset by higher asset-based revenue, and trading volumes.

U.S. Retail Bank net income for the quarter increased US$78 million, or 15%, compared with the third quarter last year, due to higher loan and deposit volumes, a more favourable interest rate environment, and fee income growth, partially offset by higher expenses.

U.S. Retail Bank revenue is derived from personal and business banking, wealth management services, and investments. Revenue for the quarter was US$1,999 million, an increase of US$189 million, or 10%, compared with the third quarter last year. Net interest income increased US$103 million, or 8%, primarily due to continuing growth in loan and deposit volumes, and a more favourable interest rate environment, partially offset by the prior year accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Margin on average earning assets was 3.14%, or flat, due to the same accounting impact. Excluding this impact, margin was up 11 bps, primarily reflecting higher interest rates as well as better product margins, partially offset by balance sheet mix and accretion. Non-interest income increased US$86 million, or 19%, reflecting fee income growth in personal banking and wealth management, and the prior year accounting impact from balance sheet management activities.

Average loan volumes increased US$6 billion, or 5%, compared with the third quarter last year, due to growth in personal loans of 4%, and business loans of 5%. Average deposit volumes increased US$16 billion, or 7%, reflecting 5% growth in business deposit volumes, 8% growth in personal deposit volumes, and a 9% increase in sweep deposit volume from TD Ameritrade.

AUA were US$18 billion as at July 31, 2017, an increase of 9%, compared with the third quarter last year, primarily due to higher private banking balances. AUM were US$61 billion as at July 31, 2017, a decrease of 17%, compared with the third quarter last year, primarily due to the previously disclosed outflow from an institutional account.

PCL for the quarter was US$137 million, an increase of US$7 million, or 5%, compared with the third quarter last year. Personal banking PCL was US$120 million, an increase of US$40 million, or 50%, primarily reflecting mix in auto lending, and growth in credit cards and other personal products. Business banking PCL was US$16 million, a decrease of US$33 million, primarily due to slower growth in business loans. PCL associated with debt securities classified as loans was US$1 million, flat compared with the third quarter last year. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$76 million, or 5%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at July 31, 2017, a decrease of 10 bps compared with the third quarter last year.

Non-interest expenses for the quarter were US$1,113 million, an increase of US$55 million, or 5%, compared with the third quarter last year, reflecting higher employee costs, charges for store closures, and volume growth, partially offset by productivity savings.

The efficiency ratio for the quarter was 55.7%, compared with 58.5% in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 14

Quarterly comparison – Q3 2017 vs. Q2 2017

U.S. Retail earnings increased US$42 million, or 7%, compared with the prior quarter. U.S. Retail Canadian dollar earnings increased $56 million, or 7%. The annualized ROE for the quarter was 10.3%, compared to 10.0% in the prior quarter.

The contribution from TD Ameritrade increased US$6 million, or 7%, compared with the prior quarter, primarily reflecting higher asset-based revenue.

U.S. Retail Bank net income for the quarter increased US$36 million, or 6%, compared with the prior quarter, due to higher revenue, partially offset by an increase in PCL.

Revenue for the quarter increased US$110 million, or 6%, compared with the prior quarter. Net interest income increased US$66 million, or 5%, primarily due to the effect of three additional days in the quarter, and higher margins. Margin on average earning assets was 3.14%, a 9 bps increase, primarily due to higher interest rates. Non-interest income increased US$44 million, or 9%, primarily reflecting fee income growth in personal banking, including credit cards, and the effect of three additional days in the quarter.

Average loan volumes were relatively flat compared with the prior quarter. Average deposit volumes decreased US$4 billion, or 2%, primarily due to decline in sweep deposits from TD Ameritrade.

AUA and AUM were US$18 billion and US$61 billion, respectively, as at July 31, 2017, both relatively flat compared with the prior quarter.

PCL for the quarter increased US$23 million, or 20%, compared with the prior quarter. Personal banking PCL was US$120 million, an increase of US$15 million, or 14%, primarily reflecting parameter changes to the retail portfolio in the prior quarter. Business banking PCL was US$16 million, an increase of US$3 million. PCL associated with debt securities classified as loans was US$1 million, an increase of US$5 million, due to a recovery in the prior quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$14 million, or 1%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at July 31, 2017, a decrease of 2 bps compared with the prior quarter.

Non-interest expenses for the quarter increased US$25 million, or 2%, compared with the prior quarter, primarily reflecting charges for store closures, and the effect of three additional days in the quarter, partially offset by timing of initiative spend.

The efficiency ratio for the quarter was 55.7%, compared with 57.6% in the prior quarter.

Year-to-date comparison – Q3 2017 vs. Q3 2016

U.S. Retail net income for the nine months ended July 31, 2017, was $2,546 million (US$1,915 million), which included net income of $2,209 million (US$1,662 million) from the U.S. Retail Bank and $337 million (US$253 million) from TD's investment in TD Ameritrade. U.S. Retail earnings increased US$217 million, or 13%, compared with same period last year. U.S. Retail Canadian dollar earnings were up $288 million, or 13%. The annualized ROE for the period was 9.8%, compared with 9.0% in the same period last year.

The contribution from TD Ameritrade of US$253 million was down US$4 million, or 2%, compared with the same period last year.

U.S. Retail Bank net income for the period was US$1,662 million, an increase of US$221 million, or 15%, compared with the same period last year, primarily due to a more favourable interest rate environment, continuing growth in loan and deposit volumes, and fee income growth, partially offset by higher expenses.

Revenue for the period was US$5,786 million, an increase of US$504 million, or 10%, compared with same period last year. Net interest income increased US$279 million, or 7%, primarily due to a more favourable interest rate environment, and continuing growth in loan and deposit volumes, partially offset by the prior year accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Margin on average earning assets was 3.07%, a 5 bps decrease due to the same accounting impact. Excluding this impact, margin was up 3 bps, primarily reflecting higher interest rates as well as higher deposit margins, partially offset by balance sheet mix and accretion. Non-interest income increased US$225 million, or 17%, reflecting fee income growth in personal banking and wealth management, and the prior year accounting impact from balance sheet management activities.

Average loan volumes increased US$8 billion, or 6%, compared with the same period last year, due to growth in personal loans of 4% and business loans of 8%. Average deposit volumes increased US$20 billion, or 9%, reflecting 6% growth in business deposit volumes, 8% growth in personal deposit volumes, and a 13% increase in sweep deposit volume from TD Ameritrade.

PCL was US$444 million, an increase of US$31 million, or 8%, compared with the same period last year. Personal banking PCL was US$375 million, an increase of US$90 million, or 32%, primarily due to higher provisions for mix in auto loans and growth in credit cards. Business banking PCL was US$72 million, a decrease of US$53 million, primarily due to slower growth in business loans, and an allowance increase in the prior year reflecting the business economic environment. PCL associated with debt securities classified as loans was US$(3) million, a decrease of US$6 million, due to a recovery in the second quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$76 million, or 5%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at July 31, 2017, a decrease of 10 bps compared with same period last year.

Non-interest expenses for the period were US$3,278 million, an increase of US$131 million, or 4%, compared with same period last year, reflecting higher employee costs, volume growth, and higher spend in technology modernization and customer-focused initiatives, partially offset by productivity savings.

The efficiency ratio for the period was 56.7%, compared with 59.6%, for the same period last year.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 6 of the Bank's Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 15

TABLE 12: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Net interest income (TEB)	$329	$805	$390	$1,527	$1,289
Non-interest income[1]	573	13	469	1,050	1,000
Total revenue[2]	902	818	859	2,577	2,289
Provision for (recovery of) credit losses	–	(4)	11	(28)	73
Non-interest expenses	504	481	437	1,509	1,307
Provision for (recovery of) income taxes (TEB)	105	93	109	288	227
Net income	$293	$248	$302	$808	$682

Selected volumes and ratios
Trading-related revenue (TEB)	$463	$425	$447	$1,403	$1,256
Gross drawn (billions of Canadian dollars)[3]	19.6	20.2	20.6	19.6	20.6
Return on common equity	19.6%	16.4%	20.4%	17.8%	15.2%
Efficiency ratio	55.9	58.8	50.9	58.6	57.1
Average number of full-time equivalent staff	4,014	3,969	3,808	3,971	3,724
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	For the three months ended April 30, 2017, and the nine months ended July 31, 2017, changes in net interest income (TEB) and non-interest income were driven by the level of client activity in equity trading.
3	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q3 2017 vs. Q3 2016

Wholesale Banking net income for the quarter was $293 million, a decrease of $9 million, or 3%, compared with the third quarter last year reflecting higher revenue, and a lower PCL, which were more than offset by higher non-interest expenses. The annualized ROE for the quarter was 19.6%, compared with 20.4% in the third quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $902 million, an increase of $43 million, or 5%, compared with the third quarter last year reflecting higher trading and corporate lending, partially offset by lower underwriting.

PCL for the quarter decreased $11 million reflecting specific provisions in the oil and gas sector in the third quarter last year.

Non-interest expenses were $504 million, an increase of $67 million, or 15%, compared with the third quarter last year reflecting higher variable compensation and investment in TD Prime Services, the new prime brokerage business (formerly Albert Fried & Company).

Quarterly comparison – Q3 2017 vs. Q2 2017

Wholesale Banking net income for the quarter increased $45 million, or 18%, compared with the prior quarter reflecting higher revenue, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 19.6%, compared with 16.4% in the prior quarter.

Revenue for the quarter increased $84 million, or 10%, compared with the prior quarter reflecting higher underwriting, trading, and corporate lending.

PCL for the quarter increased $4 million reflecting the recovery of specific provisions in the oil and gas sector in the prior quarter.

Non-interest expenses for the quarter increased $23 million, or 5%, compared with the prior quarter reflecting higher variable compensation, partially offset by the favourable impact of foreign exchange translation.

Year-to-date comparison – Q3 2017 vs. Q3 2016

Wholesale Banking net income for the nine months ended July 31, 2017, was $808 million, an increase of $126 million, or 18%, compared with the same period last year reflecting higher revenue, and a net recovery of credit losses, partially offset by higher non-interest expenses. The annualized ROE was 17.8%, compared with 15.2% in the same period last year.

Revenue was $2,577 million, an increase of $288 million, or 13%, compared with the same period last year reflecting higher underwriting, trading, and corporate lending.

PCL was a net recovery of $28 million as compared with a charge of $73 million in the same period last year, reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses were $1,509 million, an increase of $202 million, or 15%, compared with the same period last year reflecting higher variable compensation and higher technology costs as well as focused investments made in the U.S. businesses, including in client facing employees, enhanced product offerings, e-trading capabilities, TD Prime Services, and the unfavourable impact of foreign exchange translation.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 16

TABLE 13: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Net income (loss) – reported[1,2]	$(150)	$(160)	$(241)	$(410)	$(793)
Pre-tax adjustments for items of note[3]
Amortization of intangibles	74	78	79	232	255
Loss on sale of the Direct Investing business in Europe	42	–	–	42	–
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio[2]	–	–	–	(41)	12
Impairment of goodwill, non-financial assets, and other charges	–	–	–	–	111
Total pre-tax adjustments for items of note	116	78	79	233	378
Provision for (recovery of) income taxes for items of note	20	20	21	54	66
Net income (loss) – adjusted	$(54)	$(102)	$(183)	$(231)	$(481)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(166)	$(186)	$(222)	$(585)	$(621)
Other	83	56	10	268	54
Non-controlling interests	29	28	29	86	86
Net income (loss) – adjusted	$(54)	$(102)	$(183)	$(231)	$(481)

Selected volumes
Average number of full-time equivalent staff	14,528	14,540	13,320	14,419	12,933
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
3	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q3 2017 vs. Q3 2016

Corporate segment's reported net loss for the quarter was $150 million, compared with a reported net loss of $241 million in the third quarter last year. Reported net loss decreased primarily due to higher contribution from Other items and lower net corporate expenses this quarter, partially offset by loss on sale of the Direct Investing business in Europe reported as an item of note. The higher contribution from Other items was largely due to provisions for incurred but not identified credit losses recognized in the third quarter last year, higher revenue from treasury and balance sheet management activities this quarter and higher tax charges recognized in the third quarter last year. Net corporate expenses were lower reflecting the positive impact of tax adjustments in the current quarter and timing of certain other expenses. Adjusted net loss was $54 million, compared with an adjusted net loss of $183 million in the third quarter last year.

Quarterly comparison – Q3 2017 vs. Q2 2017

Corporate segment's reported net loss for the quarter was $150 million, compared with a reported net loss of $160 million in the prior quarter. Reported net loss decreased primarily due to lower net corporate expenses and higher contribution from Other items this quarter, partially offset by loss on sale of the Direct Investing business in Europe this quarter reported as an item of note. Higher contribution from Other items was primarily due to higher tax charges and expense provisions recognized in the last quarter. Net corporate expenses were lower reflecting the positive impact of tax adjustments in the current quarter and timing of certain other expenses. Adjusted net loss was $54 million, compared with an adjusted net loss of $102 million in the prior quarter.

Year-to-date comparison – Q3 2017 vs. Q3 2016

Corporate segment's reported net loss for the nine months ended July 31, 2017, was $410 million, compared with a reported net loss of $793 million in the same period last year. The decrease in reported net loss was attributable to higher contribution from Other items and lower net corporate expenses in the current period, impairment of goodwill, non-financial assets, and other charges relating to the Direct Investing business in Europe reported as an item of note in the second quarter last year and higher gains on change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the first quarter this year, partially offset by loss on sale of the Direct Investing business in Europe this quarter reported as an item of note. Higher contribution from Other items was primarily due to higher provisions for incurred but not identified credit losses recognized in the prior period and higher revenue from treasury and balance sheet management activities in the current period. Net corporate expenses were lower reflecting the positive impact of tax adjustments in the current period and timing of certain other expenses. Adjusted net loss for the nine months ended July 31, 2017, was $231 million, compared with an adjusted net loss of $481 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 17

QUARTERLY RESULTS

The following table provides summary information related to the Bank's eight most recently completed quarters.

TABLE 14: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)					For the three months ended
			2017				2016	2015
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$5,267	$5,109	$5,141	$5,072	$4,924	$4,880	$5,047	$4,887
Non-interest income	4,019	3,364	3,979	3,673	3,777	3,379	3,563	3,160
Total revenue	9,286	8,473	9,120	8,745	8,701	8,259	8,610	8,047
Provision for credit losses	505	500	633	548	556	584	642	509
Insurance claims and related expenses	519	538	574	585	692	530	655	637
Non-interest expenses	4,855	4,786	4,897	4,848	4,640	4,736	4,653	4,911
Provision for (recovery of) income taxes	760	257	596	555	576	466	546	259
Equity in net income of an investment in
TD Ameritrade	122	111	113	94	121	109	109	108
Net income – reported	2,769	2,503	2,533	2,303	2,358	2,052	2,223	1,839
Pre-tax adjustments for items of note
Amortization of intangibles[1]	74	78	80	80	79	86	90	89
Loss on sale of the Direct Investing business in
Europe[1]	42	–	–	–	–	–	–	–
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio[1]	–	–	(41)	(19)	–	58	(46)	(24)
Impairment of goodwill, non-financial assets,
and other charges[1]	–	–	–	–	–	111	–	–
Restructuring charges[2]	–	–	–	–	–	–	–	349
Charge related to the acquisition in U.S. strategic
cards portfolio and related integration costs[3]	–	–	–	–	–	–	–	82
Total pre-tax adjustments for items of note	116	78	39	61	79	255	44	496
Provision for (recovery of) income taxes for
items of note	20	20	14	17	21	25	20	158
Net income – adjusted	2,865	2,561	2,558	2,347	2,416	2,282	2,247	2,177
Preferred dividends	47	48	48	43	36	37	25	26
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,818	2,513	2,510	2,304	2,380	2,245	2,222	2,151
Attributable to:
Common shareholders – adjusted	2,789	2,485	2,481	2,275	2,351	2,217	2,193	2,122
Non-controlling interests – adjusted	$29	$28	$29	$29	$29	$28	$29	$29

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.46	$1.31	$1.32	$1.20	$1.24	$1.07	$1.17	$0.96
Adjusted	1.51	1.34	1.34	1.23	1.27	1.20	1.18	1.15
Diluted earnings per share
Reported	1.46	1.31	1.32	1.20	1.24	1.07	1.17	0.96
Adjusted	1.51	1.34	1.33	1.22	1.27	1.20	1.18	1.14
Return on common equity – reported	15.5%	14.4%	14.4%	13.3%	14.1%	12.5%	13.3%	11.4%
Return on common equity – adjusted	16.1	14.8	14.5	13.6	14.5	14.0	13.5	13.5

(billions of Canadian dollars, except as noted)
Average earning assets	$1,077	$1,056	$1,041	$1,031	$989	$969	$975	$958
Net interest margin as a percentage
of average earning assets	1.94%	1.98%	1.96%	1.96%	1.98%	2.05%	2.06%	2.02%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	During the fourth quarter of 2015, the Bank recorded restructuring charges of $349 million ($243 million after tax) on a net basis. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. The restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
3	On October 1, 2015, the Bank acquired substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio and became the primary issuer of Nordstrom credit cards in the U.S. The transaction was treated as an asset acquisition and the difference on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in Non-interest income. In addition, the Bank incurred set-up, conversion and other one-time costs related to integration of the acquired credit cards and related program agreement. These amounts are included as an item of note in the U.S. Retail segment.
TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 18

BALANCE SHEET REVIEW

TABLE 15: SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)		As at
	July 31, 2017	October 31, 2016
Assets
Interest-bearing deposits with banks	$45,601	$53,714
Trading loans, securities, and other	99,819	99,257
Derivatives	63,087	72,242
Available-for-sale securities	123,273	107,571
Held-to-maturity securities	71,233	84,395
Securities purchased under reverse repurchase agreements	120,400	86,052
Loans, net of allowance for loan losses	592,369	585,656
Other	86,599	88,080
Total assets	$1,202,381	$1,176,967
Liabilities
Trading deposits	$81,732	$79,786
Derivatives	61,300	65,425
Deposits	773,867	773,660
Obligations related to securities sold under repurchase agreements	78,118	48,973
Subordinated notes and debentures	9,714	10,891
Other	124,186	124,018
Total liabilities	1,128,917	1,102,753
Total equity	73,464	74,214
Total liabilities and equity	$1,202,381	$1,176,967

Total assets were $1,202 billion as at July 31, 2017, an increase of $25 billion, or 2%, from October 31, 2016. The increase was primarily in securities purchased under reverse repurchase agreements of $34 billion, available-for-sale securities of $16 billion, and loans net of allowances for loan losses of $7 billion, partially offset by a decrease in held-to-maturity securities of $13 billion, interest bearing deposits with banks of $8 billion, derivatives of $9 billion, and other amounts received from brokers, dealers and clients of $1 billion. The foreign currency translation impact on total assets as at July 31, 2017, primarily in the U.S. Retail segment, was a decrease of $34 billion, or 3%.

Interest bearing deposits with banks decreased $8 billion primarily due to lower volumes.

Derivatives decreased $9 billion primarily due to the current interest rate and foreign exchange environment, partially offset by netting of positions.

Available-for-sale securities increased $16 billion primarily due to new investments, net of maturities and foreign currency translation.

Held-to-maturity securities decreased $13 billion primarily due to maturities and foreign currency translation, partially offset by new investments.

Securities purchased under reverse repurchase agreements increased $34 billion primarily due to an increase in trading volumes.

Loans (net of allowance for loan losses) increased $7 billion primarily due to growth in personal loans across all segments, partially offset by foreign currency translation.

Other amounts received from brokers, dealers and clients decreased by $1 billion primarily due to unsettled and pending trades.

Total liabilities were $1,129 billion as at July 31, 2017, an increase of $26 billion, or 2%, from October 31, 2016. The increase was primarily due to an increase in obligations related to securities sold under repurchase agreements of $29 billion, trading deposits of $2 billion, partially offset by a decrease in derivatives of $4 billion. The foreign currency translation impact on total liabilities as at July 31, 2017, primarily in the U.S. Retail segment, was a decrease of $33 billion, or 3%.

Trading deposits increased $2 billion primarily due to higher issuance of certificates of deposits.

Derivatives decreased $4 billion primarily due to the current interest rate and foreign exchange environment, partially offset by netting of positions.

Obligations related to securities sold under repurchase agreements increased $29 billion primarily due to higher trading volumes.

Equity was $73 billion as at July 31, 2017, a decrease of $1 billion, or 1%, from October 31, 2016. The decrease was primarily in accumulated other comprehensive income reflecting losses on cash flow hedges and foreign currency translation, partially offset by higher retained earnings.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 19

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q3 2017 vs. Q3 2016

Gross impaired loans excluding debt securities classified as loans, Federal Deposit Insurance Corporation (FDIC) covered loans, and other ACI loans were $2,985 million as at July 31, 2017, a decrease of $482 million, or 14%, compared with the third quarter last year. Canadian Retail gross impaired loans decreased $162 million, or 16%, compared with the third quarter last year driven by resolutions outpacing formations in the Canadian real estate secured lending portfolio. U.S. Retail gross impaired loans decreased $146 million, or 6%, compared with the third quarter last year primarily due to the impact of foreign exchange. Wholesale Banking gross impaired loans decreased $174 million, or 82%, compared with the third quarter last year due to resolutions in the oil and gas sector. Impaired loans net of allowance were $2,330 million as at July 31, 2017, a decrease of $456 million, or 16%, compared with the third quarter last year, primarily due to resolutions outpacing new credit impaired formations in the Canadian real estate secured lending and Wholesale Banking portfolios, and the impact of foreign exchange.

The allowance for credit losses of $4,217 million as at July 31, 2017, was composed of a counterparty-specific allowance of $272 million, a collectively assessed allowance for individually insignificant impaired loans of $547 million, and an allowance for incurred but not identified credit losses of $3,398 million.

The counterparty-specific allowance decreased $146 million, or 35%, compared with the third quarter last year primarily due to decreases in the debt securities classified as loans and Wholesale Banking portfolio and the impact of foreign exchange. The collectively assessed allowance for individually insignificant impaired loans increased $15 million, or 3%, compared with the third quarter last year. The allowance for incurred but not identified credit losses increased $118 million, or 4%, compared with the third quarter last year primarily due to increases in the U.S. business and government portfolios and the U.S. credit card portfolio, offset by the impact of foreign exchange.

The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred at the portfolio level as at the balance sheet date for loans not yet specifically identified as impaired. The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the third quarter of 2017, certain refinements were made to the methodology, the cumulative effect of which was not material and which was included in the change for the quarter.

Quarterly comparison – Q3 2017 vs. Q2 2017

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans, and other ACI loans decreased $305 million, or 9%, compared with the prior quarter driven by resolutions outpacing formations in the Canadian real estate secured lending portfolio and the impact of foreign exchange. Impaired loans net of allowance decreased $294 million, or 11%, compared with the prior quarter primarily due to resolutions outpacing new credit impaired formations in the Canadian real estate secured lending portfolio and the impact of foreign exchange.

The counterparty-specific allowance decreased $8 million, or 3%, compared with the prior quarter. The collectively assessed allowance for individually insignificant impaired loans decreased $27 million, or 5%, compared with the prior quarter, primarily due to the impact of foreign exchange. The allowance for incurred but not identified credit losses decreased $199 million, or 6%, compared with the prior quarter primarily due to the impact of foreign exchange.

TABLE 16: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Personal, Business, and Government Loans[1,2]
Impaired loans as at beginning of period	$3,290	$3,399	$3,567	$3,509	$3,244
Classified as impaired during the period	1,100	1,154	1,224	3,535	4,394
Transferred to not impaired during the period	(222)	(340)	(463)	(782)	(1,247)
Net repayments	(362)	(392)	(379)	(1,228)	(1,169)
Disposals of loans	–	–	(3)	–	(3)
Amounts written off	(615)	(648)	(579)	(1,886)	(1,730)
Recoveries of loans and advances previously written off	–	–	–	–	–
Exchange and other movements	(206)	117	100	(163)	(22)
Impaired loans as at end of period	$2,985	$3,290	$3,467	$2,985	$3,467

1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.

TABLE 17: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	July 31	April 30	July 31
	2017	2017	2016
Allowance for loan losses for on-balance sheet loans
Counterparty-specific	$272	$280	$418
Individually insignificant	547	574	532
Incurred but not identified credit losses	2,858	3,038	2,823
Total allowance for loan losses for on-balance sheet loans	3,677	3,892	3,773
Allowance for off-balance sheet positions
Incurred but not identified credit losses	540	559	457
Total allowance for off-balance sheet positions	540	559	457
Allowance for credit losses	$4,217	$4,451	$4,230
Impaired loans, net of allowance[1,2]	$2,330	$2,624	$2,786
Net impaired loans as a percentage of net loans[1,2]	0.38%	0.43%	0.48%
Provision for credit losses as a percentage of net average loans and acceptances	0.33	0.34	0.38

1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.
TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 20

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrowers' default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 18: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								July 31, 2017
Canada
Atlantic provinces	$3,799	2.0%	$2,147	1.1%	$484	0.7%	$1,136	1.6%	$4,283	1.6%	$3,283	1.3%
British Columbia[4]	15,138	8.0	18,790	9.9	2,422	3.4	10,677	14.8	17,560	6.7	29,467	11.3
Ontario[4]	42,704	22.7	48,626	25.7	8,324	11.5	30,548	42.2	51,028	19.5	79,174	30.4
Prairies[4]	25,742	13.6	13,825	7.3	3,851	5.3	9,288	12.9	29,593	11.3	23,113	8.8
Québec	10,833	5.7	7,544	4.0	1,443	2.0	4,033	5.6	12,276	4.7	11,577	4.4
Total Canada	98,216	52.0%	90,932	48.0%	16,524	22.9%	55,682	77.1%	114,740	43.8%	146,614	56.2%
United States	853		25,504		10		12,079		863		37,583
Total	$99,069		$116,436		$16,534		$67,761		$115,603		$184,197

								October 31, 2016
Canada
Atlantic provinces	$4,007	2.1%	$1,940	1.0%	$515	0.8%	$1,052	1.6%	$4,522	1.8%	$2,992	1.2%
British Columbia[4]	17,134	9.1	16,789	8.9	2,639	4.1	9,211	14.2	19,773	7.8	26,000	10.2
Ontario[4]	48,307	25.5	42,234	22.3	9,053	13.9	25,181	38.6	57,360	22.6	67,415	26.4
Prairies[4]	27,236	14.4	12,999	6.9	4,100	6.3	8,321	12.8	31,336	12.3	21,320	8.4
Québec	11,750	6.2	6,903	3.6	1,595	2.5	3,401	5.2	13,345	5.2	10,304	4.1
Total Canada	108,434	57.3%	80,865	42.7%	17,902	27.6%	47,166	72.4%	126,336	49.7%	128,031	50.3%
United States	917		27,120		10		13,280		927		40,400
Total	$109,351		$107,985		$17,912		$60,446		$127,263		$168,431
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 21

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 19: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						July 31, 2017
Canada	1.1%	4.0%	7.5%	14.3%	41.0%	30.6%	1.5%	–%	100%
United States	4.6	7.1	8.6	4.6	19.5	54.5	0.8	0.3	100
Total	1.5%	4.4%	7.6%	13.1%	38.5%	33.5%	1.4%	–%	100%

						October 31, 2016
Canada	1.1%	4.2%	7.7%	14.3%	39.4%	31.7%	1.6%	–%	100%
United States	3.7	4.8	12.1	4.7	14.7	58.5	1.2	0.3	100
Total	1.5%	4.2%	8.2%	13.1%	36.3%	35.2%	1.5%	–%	100%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 20: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
	For the three months ended
	Residential	Home equity		Residential	Home equity
	mortgages	lines of credit[4,5]	Total	mortgages	lines of credit[4,5]	Total
		July 31, 2017			October 31, 2016
Canada
Atlantic provinces	74%	71%	73%	73%	69%	72%
British Columbia[6]	69	63	66	66	61	64
Ontario[6]	68	65	66	68	64	66
Prairies[6]	74	71	73	73	69	72
Québec	73	74	73	73	72	72
Total Canada	69	66	68	69	65	67
United States	69	62	65	67	62	65
Total	69%	66%	67%	68%	64%	67%

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	Home equity lines of credit fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

Non-Prime Loans

As at July 31, 2017, the Bank had approximately $2.5 billion (October 31, 2016 – $2.6 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, an indicator of credit quality, and defined as the quarterly PCL divided by average month-end loan balances, was approximately 5.55% on an annual basis (October 31, 2016 – 6.79%). PCL primarily declined due to lower provisions for individually insignificant impaired loans, reflecting the economic recovery in oil and gas impacted regions. These loans are recorded at amortized cost.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 22

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 21: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)													As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											July 31, 2017
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	156	4	160	–	–	1	1	41	37	32	110	271
Ireland	–	–	–	–	14	–	406	420	–	–	–	–	420
Portugal	–	–	–	–	–	–	–	–	1	–	–	1	1
Spain	–	73	47	120	–	–	67	67	4	590	11	605	792
Total GIIPS	–	229	51	280	14	–	474	488	46	627	43	716	1,484
Rest of Europe
Finland	6	32	1	39	–	44	37	81	–	1,427	–	1,427	1,547
France	944	636	133	1,713	51	233	1,862	2,146	118	5,309	307	5,734	9,593
Germany	1,933	580	28	2,541	406	746	1,001	2,153	139	7,553	33	7,725	12,419
Netherlands	543	327	167	1,037	324	466	469	1,259	70	3,991	298	4,359	6,655
Norway	–	24	4	28	12	270	141	423	2	385	467	854	1,305
Sweden	–	128	96	224	–	326	376	702	5	1,140	705	1,850	2,776
Switzerland	902	58	42	1,002	32	–	870	902	47	–	33	80	1,984
United Kingdom	2,362	7,763	40	10,165	905	482	7,262	8,649	206	1,797	1,706	3,709	22,523
Other[6]	249	5	–	254	228	121	861	1,210	63	1,199	21	1,283	2,747
Total Rest of Europe	6,939	9,553	511	17,003	1,958	2,688	12,879	17,525	650	22,801	3,570	27,021	61,549
Total Europe	$6,939	$9,782	$562	$17,283	$1,972	$2,688	$13,353	$18,013	$696	$23,428	$3,613	$27,737	$63,033

Country											October 31, 2016
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	168	6	174	–	–	9	9	22	36	1	59	242
Ireland	–	–	–	–	45	–	592	637	–	–	–	–	637
Portugal	–	–	–	–	–	–	26	26	1	–	–	1	27
Spain	–	105	48	153	–	–	52	52	2	–	–	2	207
Total GIIPS	–	273	54	327	45	–	679	724	25	36	1	62	1,113
Rest of Europe
Finland	7	64	13	84	–	21	100	121	–	1,379	–	1,379	1,584
France	437	765	169	1,371	96	863	1,582	2,541	108	6,734	262	7,104	11,016
Germany	1,037	644	55	1,736	464	738	709	1,911	186	10,779	19	10,984	14,631
Netherlands	588	555	271	1,414	604	240	367	1,211	16	4,271	506	4,793	7,418
Norway	–	4	4	8	1	95	34	130	7	305	272	584	722
Sweden	–	64	222	286	–	247	76	323	7	1,359	451	1,817	2,426
Switzerland	1,125	58	125	1,308	75	–	802	877	51	–	168	219	2,404
United Kingdom	1,787	3,009	37	4,833	1,000	550	4,823	6,373	158	1,765	3,429	5,352	16,558
Other[6]	268	–	8	276	225	267	670	1,162	5	1,155	299	1,459	2,897
Total Rest of Europe	5,249	5,163	904	11,316	2,465	3,021	9,163	14,649	538	27,747	5,406	33,691	59,656
Total Europe	$5,249	$5,436	$958	$11,643	$2,510	$3,021	$9,842	$15,373	$563	$27,783	$5,407	$33,753	$60,769
1	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at July 31, 2017, and October 31, 2016.
2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.0 billion for GIIPS (October 31, 2016 – $6.9 billion) and $70.2 billion for the rest of Europe (October 31, 2016 – $24.7 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
3	Trading Portfolio exposures are net of eligible short positions. Deposits of $0.5 billion (October 31, 2016 – $1.3 billion) are included in the trading and investment portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at July 31, 2017, and October 31, 2016.
5	The reported exposures do not include $0.2 billion of protection the Bank purchased through credit default swaps (October 31, 2016 – $0.3 billion).
6	Other European exposure is distributed across 10 countries (October 31, 2016 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1.0 billion as at July 31, 2017, and October 31, 2016.
TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 23

TABLE 22: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)						As at
	Loans and commitments			Loans and commitments
	Direct[1]	Indirect[2]	Total	Direct[1]	Indirect[2]	Total
Country	July 31, 2017			October 31, 2016
GIIPS
Greece	$–	$–	$–	$–	$–	$–
Italy	157	3	160	170	4	174
Ireland	–	–	–	–	–	–
Portugal	–	–	–	–	–	–
Spain	–	120	120	–	153	153
Total GIIPS	157	123	280	170	157	327
Rest of Europe
Finland	12	27	39	71	13	84
France	655	1,058	1,713	830	541	1,371
Germany	767	1,774	2,541	788	948	1,736
Netherlands	246	791	1,037	970	444	1,414
Norway	–	28	28	4	4	8
Sweden	19	205	224	282	4	286
Switzerland	264	738	1,002	562	746	1,308
United Kingdom	7,952	2,213	10,165	3,117	1,716	4,833
Other[3]	–	254	254	1	275	276
Total Rest of Europe	9,915	7,088	17,003	6,625	4,691	11,316
Total Europe	$10,072	$7,211	$17,283	$6,795	$4,848	$11,643

1	Includes interest-bearing deposits with banks, funded loans, and banker's acceptances.
2	Includes undrawn commitments and letters of credit.
3	Other European exposure is distributed across 10 countries (October 31, 2016 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1.0 billion as at July 31, 2017, and October 31, 2016.

Of the Bank's European exposure, approximately 98% (October 31, 2016 – 98%) is to counterparties in countries rated AA or better by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated A+ or better by either Moody's or S&P, and cash. Additionally, the Bank has exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $9.4 billion (October 31, 2016 – $8.9 billion) of direct exposure to supranational entities with European sponsorship and indirect exposure including $1.1 billion (October 31, 2016 – $0.2 billion) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value, and as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans originated from FDIC-assisted transactions, including covered loans subject to loss sharing agreements with the FDIC and the South Financial acquisition. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TABLE 23: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance[2]	impaired loans[2]	allowances	balance
					July 31, 2017
FDIC-assisted acquisitions[3]	$372	$348	$2	$25	$321	86.3%
South Financial	369	340	2	15	323	87.5
Total ACI loan portfolio	$741	$688	$4	$40	$644	86.9%

					October 31, 2016
FDIC-assisted acquisitions[3]	$508	$480	$1	$35	$444	87.4%
South Financial	529	494	3	23	468	88.5
Total ACI loan portfolio	$1,037	$974	$4	$58	$912	87.9%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
3	Carrying value does not include the effect of the FDIC loss sharing agreement.

During the three and nine months ended July 31, 2017, the Bank recorded a recovery of $9 million and $25 million, respectively, in PCL on ACI loans (three and nine months ended July 31, 2016 – $8 million and $24 million, respectively). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 24

TABLE 24: ACQUIRED CREDIT-IMPAIRED LOANS – Key Credit Statistics
(millions of Canadian dollars, except as noted)				As at
	July 31, 2017		October 31, 2016
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$649	87.6%	$912	88.0%
30-89 days past due	16	2.2	24	2.3
90 or more days past due	76	10.2	101	9.7
Total ACI loans	741	100.0	1,037	100.0

Geographic region
Florida	494	66.7	691	66.6
South Carolina	187	25.2	260	25.1
North Carolina	58	7.8	83	8.0
Other U.S. and Canada	2	0.3	3	0.3
Total ACI loans	$741	100.0%	$1,037	100.0%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency collateralized mortgage obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio. Refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of the 2016 Annual Report for further details on CMOs.

The allowance for losses that are incurred but not identified as at July 31, 2017, was US$26 million (October 31, 2016 – US$41 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at July 31, 2017, and October 31, 2016. As at July 31, 2017, the balance of the remaining acquisition-related incurred loss was US$115 million (October 31, 2016 – US$160 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TABLE 25: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				July 31, 2017
Non-Agency CMOs	$641	$568	$123	$445	69.4%

				October 31, 2016
Non-Agency CMOs	$1,158	$1,020	$195	$825	71.2%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflected the discount on acquisition and the Bank's risk inherent on the entire portfolio, resulting in a net capital benefit. The net capital benefit expired on October 31, 2016. During the first quarter of 2017, the Bank unwound the re-securitizations and sold a portion of the non-agency CMO portfolio resulting in a gain on sale, recognized in other income within the Corporate segment. The impact of the sale on the portfolio and related allowance for loan losses is reflected in the table above.

TABLE 26: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					July 31, 2017
2003	$17	$19	$9	$10	$26	$29
2004	42	47	12	13	54	60
2005	52	69	7	8	59	77
2006	99	116	35	38	134	154
2007	163	184	35	40	198	224
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$373	$435	$98	$109	$471	$544
Less: allowance for incurred but not identified credit losses					26
Total					$445

					October 31, 2016
2003	$20	$23	$20	$21	$40	$44
2004	49	55	15	17	64	72
2005	204	248	14	16	218	264
2006	157	187	73	84	230	271
2007	226	270	88	99	314	369
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$656	$783	$210	$237	$866	$1,020
Less: allowance for incurred but not identified credit losses					41
Total					$825
TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 25

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA, inclusive of any minimum requirements outlined under the Basel I floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the "Capital Position" section of the 2016 Annual Report.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is to be phased in over a five year period based on a scalar approach. For fiscal 2017, the scalars for inclusion of the CVA for CET1, Tier 1, and Total Capital RWA are 72%, 77%, and 81%. This scalar increases to 80% in 2018 and 100% in 2019 for the CET1 calculation. A similar set of scalar phase-in percentages apply to the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures.

Effective the first quarter of 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures will be capped at 1.25% of total RWA in the first quarter of 2017 and increase each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at July 31, 2017, the CCB is only applicable to private sector credit exposures located in Hong Kong, Sweden, and Norway. Based on the allocation of exposures and buffers currently in place in Hong Kong, Sweden, and Norway, the Bank's countercyclical buffer requirement is 0% as at July 31, 2017.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

The following table provides details of TD's regulatory capital position.

TABLE 27: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)			As at
	July 31	October 31	July 31
	2017	2016	2016
Capital
Common Equity Tier 1 Capital	$44,975	$42,328	$40,363
Tier 1 Capital	52,246	49,397	46,427
Total Capital	63,630	61,816	56,737
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[1]	$326,089	$340,296	$328,851
Market risk	13,842	12,211	12,456
Operational risk	47,327	48,001	46,936
Regulatory floor	21,545	5,336	–
Total	$408,803	$405,844	$388,243
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	11.0%	10.4%	10.4%
Tier 1 Capital ratio[1]	12.8	12.2	11.9
Total Capital ratio[1]	15.6	15.2	14.6
Leverage ratio	4.1	4.0	3.8
1	Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%.

As at July 31, 2017, the Bank's CET1, Tier 1, and Total Capital ratios were 11.0%, 12.8%, and 15.6%, respectively. Compared with the Bank's CET1 Capital ratio of 10.4% at October 31, 2016, the CET1 Capital ratio, as at July 31, 2017, increased due to organic capital growth, lower RWA (excluding RWA attributable to the Basel I regulatory floor), and actuarial gains on employee benefit plans primarily due to an increase in long term interest rates, partially offset by an increase in RWA attributable to the Basel I regulatory floor, and common shares repurchased. As at July 31, 2017, the Basel I regulatory floor was $21.5 billion in RWA, compared with $5.3 billion as at October 31, 2016. The increase was primarily due to Basel III parameter updates that do not similarly reduce the Basel I RWA.

As at July 31, 2017, the Bank's leverage ratio was 4.1%. Compared with the Bank's leverage ratio of 4.0% at October 31, 2016, the leverage ratio, as at July 31, 2017, increased due to capital generation and preferred share issuance, partially offset by business growth in all segments.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 26

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the "Future Changes in Basel" section of the 2016 Annual Report, are noted below.

In July 2017, OSFI extended the timeline for Canadian implementation for the adoption of the Minimum capital requirements for market risk (Fundamental Review of the Trading Book) rules, by at least one year, to no earlier than the first quarter of 2021. The timeline was extended due to complexities and uncertainties associated with implementation of the requirements.

In July 2017, BCBS and Board of the International Organization of Securities Commissions released a consultative document on the criteria for "simple, transparent, and comparable" (STC) securitizations. In July 2017, BCBS also released a consultative document related to the capital treatment for STC short-term securitizations. These two documents set out a proposed approach to incorporate short-term STC criteria into the revised securitization framework issued in July 2016. Short-term securitization exposures that meet the STC criteria qualify for reduced minimum capital requirements. The revised securitization framework is expected to be effective for the Bank in the first quarter of 2019.

In June 2017, OSFI issued for comment a draft guideline on Total Loss Absorbing Capacity (TLAC). The guideline establishes two minimum standards, the risk-based TLAC ratio and the TLAC leverage ratio, which form part of the framework for assessing whether D-SIBs maintain minimum capacity to absorb losses. OSFI anticipates that D-SIBs will be expected to maintain a minimum risk-based TLAC ratio of at least 21.5% of risk-weighted assets and a minimum TLAC leverage ratio of at least 6.75%, effective the first quarter of 2022. D-SIBs will also be expected to hold buffers above the minimum TLAC ratios.

In April 2017, OSFI issued the final guidelines on Phase 1 of the Pillar 3 Disclosure Requirements. This guideline clarifies OSFI's expectations regarding domestic implementation by federally regulated deposit-taking institutions of the Revised Pillar 3 Disclosure Requirements (Revised Basel Pillar 3 standard) issued by the BCBS in January 2015. The revised standard requires disclosure of fixed format tables and templates to provide comparability and consistency of capital and risk disclosures amongst banks with the focus on improving the transparency of the internal model-based approaches that banks use to calculate RWA. The guideline replaces OSFI's November 2007 Advisory on Pillar 3 Disclosure Requirements. D-SIBs are expected to prospectively disclose the reporting requirements under the Revised Basel Pillar 3 standard by the fourth quarter of 2018.

In March 2017, BCBS issued the final standard on Phase 2 of the Pillar 3 Disclosure Requirements. The final standard consolidates all existing and prospective BCBS disclosure requirements into the Pillar 3 framework, prescribes enhanced disclosure of key prudential metrics, and for banks which record prudent valuation adjustments, a new disclosure requirement for a granular breakdown of how the adjustments are calculated. The standard also includes new disclosure requirements for the total loss-absorbing capital regime for global systemically important banks (G-SIBs) and revised disclosure requirements for market risk. The implementation date for these disclosure requirements will be determined when OSFI issues Phase 2 of the Pillar 3 Disclosure Requirements.

The BCBS has commenced Phase 3, the final phase of the Pillar 3 review. The objectives of Phase 3 is to develop disclosure requirements for standardized RWA to benchmark internally modelled capital requirements, asset encumbrances, operational risk, and ongoing policy reforms.

In March 2017, BCBS released the second consultative document on identification and management of step-in risk. Step-in risk is the risk that the Bank decides to provide financial support to an unconsolidated entity that is facing stress, in the absence of, or in excess of, any contractual obligations. The framework entails no automatic Pillar 1 capital or liquidity charge additional to the existing Basel standards. The implementation date is expected to be the fourth quarter of 2019.

In March 2017, BCBS issued the final standard "Regulatory treatment of accounting provisions – interim approach and transitional arrangements" given the upcoming accounting provisioning standard under IFRS 9. The standard retains, for an interim period, the current regulatory treatment of accounting provisions under the standardized and internal rating-based approaches. The BCBS has determined that jurisdictions may introduce a transitional arrangement for the impact on regulatory capital from the implementation of IFRS 9 and outlines the requirements for jurisdictions choosing to adopt a transitional arrangement. In August 2017, OSFI released for public consultation revisions to the CAR guideline for implementation in the first quarter of 2018. The proposed CAR guideline also clarifies that the higher of the D-SIB and G-SIB surcharges will apply if, and when, a Canadian bank is designated a G-SIB.

Normal Course Issuer Bid

As approved by the Board on August 30, 2017, the Bank announced its intention to amend its normal course issuer bid (NCIB) for up to an additional 20 million of its common shares, subject to the approval of OSFI and the Toronto Stock Exchange (TSX). The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

On March 16, 2017, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 15 million of the Bank's common shares. On March 28, 2017, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 14.5 million of its common shares pursuant to a specific share repurchase program. During the quarter ended April 30, 2017, the Bank completed the purchase of common shares pursuant to the specific share repurchase program, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended April 30, 2017, the Bank repurchased 15 million common shares under its NCIB at an average price of $58.65 per share for a total amount of $880 million.

On December 9, 2015, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 9.5 million of the Bank's common shares. On January 11, 2016, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 3 million of its common shares pursuant to private agreements between the Bank and an arm's length third party seller. During the quarter ended January 31, 2016, the Bank completed the purchase of common shares by way of private agreements, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended January 31, 2016, the Bank repurchased 9.5 million common shares under its NCIB at an average price of $51.23 per share for a total amount of $487 million.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 27

TABLE 28: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]
(millions of shares/units, except as noted)		As at
	July 31, 2017	October 31, 2016
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,848.9	1,857.6
Treasury shares – common	(0.3)	(0.4)
Total common shares	1,848.6	1,857.2
Stock options
Vested	5.8	5.5
Non-vested	8.9	9.9
Series S	5.4	5.4
Series T	4.6	4.6
Series Y	5.5	5.5
Series Z	4.5	4.5
Series 1[2]	20.0	20.0
Series 3[2]	20.0	20.0
Series 5[2]	20.0	20.0
Series 7[2]	14.0	14.0
Series 9[2]	8.0	8.0
Series 11[2]	6.0	6.0
Series 12[2]	28.0	28.0
Series 14[2]	40.0	40.0
Series 16[2,3]	14.0	–
Total preferred shares – equity	190.0	176.0
Treasury shares – preferred	(0.3)	(0.2)
Total preferred shares	189.7	175.8
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 12 of the Interim Consolidated Financial Statements.
2	NVCC Series 1, 3, 5, 7, 9, 11, 12, 14, and 16 Preferred Shares qualify as regulatory capital under OSFI's CAR guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, 140 million, 200 million, and 70 million, respectively.
3	Issued by the Bank on July 14, 2017, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 4.50% for the initial period ending October 31, 2022. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 3.01%. Holders of these shares will have the right to convert their shares into non-cumulative NVCC Floating Rate Preferred Shares, Series 17, subject to certain conditions, on October 31, 2022, and on October 31 every five years thereafter. Holders of the Series 17 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 3.01%. The Series 16 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on October 31, 2022, and on October 31 every five years thereafter.

TABLE 29: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)			For the three months ended
	July 31, 2017		April 30, 2017
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at
beginning of period	$334,704	$15,314	$319,523	$14,960
Book size	4,372	(1,383)	4,927	(243)
Book quality	(4,609)	(542)	(867)	(9)
Model updates	(1,138)	–	448	–
Methodology and policy	–	–	–	–
Acquisitions and disposals	–	–	–	–
Foreign exchange movements	(19,340)	(795)	10,358	606
Other	(494)	–	315	–
Total RWA movement	(21,209)	(2,720)	15,181	354
Common Equity Tier 1 Capital RWA, balance at
end of period	$313,495	$12,594	$334,704	$15,314

Counterparty credit risk is comprised of over-the-counter (OTC) derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA which is phased in at 72% for fiscal 2017.

Non-counterparty credit risk includes loans and advances to individuals and small business retail customers, wholesale and commercial corporate customers, and banks and governments, as well as holdings of debt, equity securities, and other assets including prepaid expenses, deferred income taxes, land, building, equipment, and other depreciable property.

The Book size category consists of organic changes in book size and composition (including new business and maturing loans), and for the third quarter of 2017, increased due to growth in various retail portfolios and commercial exposures in the U.S. Retail and Canadian Retail Segments.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments, and for the third quarter of 2017, decreased mainly due to savings from the annual update of non-retail credit risk parameters.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 28

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions, and for the third quarter of 2017, decreased due to model updates in Canadian Retail.

The Methodology and policy category impacts reflect newly adopted methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail and Wholesale Banking segments.

The Other category consists of items not described in the above categories, including changes in exposures not included under advanced or standardized methodologies, such as prepaid expenses, deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TABLE 30: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)	For the three months ended
	July 31, 2017	April 30, 2017
RWA, balance at beginning of period	$13,781	$13,587
Movement in risk levels	61	194
Model updates	–	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m1
Total RWA movement	61	194
RWA, balance at end of period	$13,842	$13,781
1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. An increase in interest rate risk drove the increase in RWA. The Model updates category reflects updates to the model to reflect recent experience and change in model scope. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 31: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver[1]
(millions of Canadian dollars)	For the three months ended
	July 31, 2017	April 30, 2017
RWA, balance at beginning of period	$50,920	$48,796
Revenue generation	189	140
Movement in risk levels	(1,503)	788
Model updates	–	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	(2,279)	1,196
RWA, balance at end of period	$47,327	$50,920
1	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

The movement in the Revenue generation category is due to a change in gross income. The Movement in risk levels category primarily reflects changes in risk due to operational loss experience, business environment, internal control factors, and scenario analysis. The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail segment.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 29

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank's tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD's strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not 'bet the bank' on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impacting the financial results, reputation, or sustainability of the business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the 2016 MD&A. Additional information on risk factors can be found in the 2016 MD&A under the heading "Risk Factors and Management". For a complete discussion of the risk governance structure and the risk management approach, refer to the "Managing Risk" section in the 2016 MD&A.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2017.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 32: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches[1]
(millions of Canadian dollars)						As at
		July 31, 2017		October 31, 2016
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$1,388	$342,993	$344,381	$1,334	$334,878	$336,212
Qualifying revolving retail	–	93,504	93,504	–	90,778	90,778
Other retail	18,741	72,813	91,554	18,894	71,940	90,834
Total retail	20,129	509,310	529,439	20,228	497,596	517,824
Non-retail
Corporate	119,503	286,164	405,667	127,399	252,616	380,015
Sovereign	80,391	152,787	233,178	77,166	139,367	216,533
Bank	16,936	88,966	105,902	17,721	66,432	84,153
Total non-retail	216,830	527,917	744,747	222,286	458,415	680,701
Gross credit risk exposures	$236,959	$1,037,227	$1,274,186	$242,514	$956,011	$1,198,525
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 30

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 33: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
	July 31, 2017				October 31, 2016
									Non-trading market
	Balance	Trading	Non-trading		Balance	Trading	Non-trading		risk – primary risk
	sheet	market risk	market risk	Other	sheet	market risk	market risk	Other	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$45,601	$362	$45,239	$–	$53,714	$258	$53,456	$–	Interest rate
Trading loans, securities, and other	99,819	94,928	4,891	–	99,257	92,282	6,975	–	Interest rate
Derivatives	63,087	58,959	4,128	–	72,242	63,931	8,311	–	Equity,
									foreign exchange,
									interest rate
Financial assets designated at
fair value through profit or loss	3,833	–	3,833	–	4,283	–	4,283	–	Interest rate
Available-for-sale securities	123,273	–	123,273	–	107,571	–	107,571	–	Foreign exchange,
									interest rate
Held-to-maturity securities	71,233	–	71,233	–	84,395	–	84,395	–	Foreign exchange,
									interest rate
Securities purchased under
reverse repurchase agreements	120,400	1,221	119,179	–	86,052	1,728	84,324	–	Interest rate
Loans	596,046	–	596,046	–	589,529	–	589,529	–	Interest rate
Customers' liability under
acceptances	16,855	–	16,855	–	15,706	–	15,706	–	Interest rate
Investment in TD Ameritrade	6,714	–	6,714	–	7,091	–	7,091	–	Equity
Other assets[1]	1,597	–	1,597	–	1,769	–	1,769	–	Interest rate
Assets not exposed to
market risk	53,923	–	–	53,923	55,358	–	–	55,358
Total Assets	1,202,381	155,470	992,988	53,923	1,176,967	158,199	963,410	55,358

Liabilities subject to market risk
Trading deposits	81,732	3,385	78,347	–	79,786	3,876	75,910	–	Interest rate
Derivatives	61,300	55,526	5,774	–	65,425	60,221	5,204	–	Foreign exchange,
									interest rate
Securitization liabilities at fair value	12,435	12,435	–	–	12,490	12,490	–	–	Interest rate
Other financial liabilities designated
at fair value through profit or loss	39	1	38	–	190	177	13	–	Interest rate
Deposits	773,867	–	773,867	–	773,660	–	773,660	–	Equity, interest rate
Acceptances	16,855	–	16,855	–	15,706	–	15,706	–	Interest rate
Obligations related to securities
sold short	34,806	31,178	3,628	–	33,115	29,973	3,142	–	Interest rate
Obligations related to securities sold
under repurchase agreements	78,118	2,052	76,066	–	48,973	3,657	45,316	–	Interest rate
Securitization liabilities at amortized
cost	16,688	–	16,688	–	17,918	–	17,918	–	Interest rate
Subordinated notes and debentures	9,714	–	9,714	–	10,891	–	10,891	–	Interest rate
Other liabilities[1]	14,014	–	14,014	–	15,526	–	15,526	–	Interest rate
Liabilities and Equity not
exposed to market risk	102,813	–	–	102,813	103,287	–	–	103,287
Total Liabilities and Equity	$1,202,381	$104,577	$994,991	$102,813	$1,176,967	$110,394	$963,286	$103,287
1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 31

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in non-interest income and the net interest income on trading positions reported in net interest income, and is reported on a taxable equivalent basis. For the quarter ended July 31, 2017, there were 6 days of trading losses and trading-related revenue was positive for 91% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the third quarter of 2017, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

The following table presents the end of quarter, average, high, and low usage of TD's portfolio metrics.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 32

TABLE 34: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended						For the nine months ended
	July 31				April 30	July 31	July 31	July 31
				2017	2017	2016	2017	2016
	As at	Average	High	Low	Average	Average	Average	Average
Interest rate risk	$15.9	$16.4	$34.9	$10.1	$15.6	$7.7	$15.6	$10.4
Credit spread risk	8.6	10.2	11.8	8.1	8.8	7.2	9.0	8.7
Equity risk	10.6	10.3	12.3	7.9	8.5	8.5	8.9	9.0
Foreign exchange risk	5.5	4.8	7.9	3.0	4.2	2.4	4.2	3.3
Commodity risk	1.0	1.3	2.1	1.0	1.1	2.9	1.3	2.2
Idiosyncratic debt specific risk	15.5	15.6	17.9	13.3	13.5	11.5	14.1	13.3
Diversification effect[1]	(35.3)	(35.2)	n/m2	n/m2	(30.4)	(23.8)	(31.0)	(25.6)
Total Value-at-Risk (one-day)	21.8	23.4	36.4	19.4	21.3	16.4	22.1	21.3
Stressed Value-at-Risk (one-day)	47.9	43.4	47.9	37.3	33.4	38.1	37.8	35.1
Incremental Risk Capital Charge
(one-year)	$231.1	$232.1	$276.0	$198.4	$226.2	$215.6	$239.7	$212.2
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR remained relatively unchanged compared to the prior quarter. Year-over-year, there was an increase in the average interest rate VaR driven by U.S. interest rate risk positions. The total VaR increased year-over-year due to an increase in IDSR driven by the positions in the government and financial bonds, and an increase in interest rate VaR driven by positions in U.S. interest rate risk positions. The year-over-year and quarter-over-quarter increase in average Stressed VaR was driven by U.S. interest rate risk positions.

Average IRC increased year-over-year driven by Canadian bank positions.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph2 shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for structural interest rate risk management. This reflects the interest rate risk from personal and commercial banking products (loans and deposits) as well as related funding, investments and high quality liquid assets (HQLA). EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long-term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

ALL INSTRUMENTS PORTFOLIO
Economic Value at Risk After Tax – July 31, 2017 and April 30, 2017
(millions of Canadian dollars)
April 30, 2017
July 31, 2017
April 30, 2017: $(217)
July 31, 2017: $(233)
150
50
(50)
(150)
(250)
(350)
(450)
(550)
Change In Present Value (millions)
(2.0)
(1.5)
(1.0)
(0.5)
0.0
0.5
1.0
1.5
2.0
Parallel Interest Rate Shock Percentage

2	The footnotes included in Table 35 are also applicable to this graph.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 33

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and less frequently product pricing strategies to manage interest rate risk. As at July 31, 2017, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $230 million (April 30, 2017 – $190 million) after tax. An immediate and sustained 100 bps decrease in interest rates would have decreased the economic value of shareholders' equity by $233 million (April 30, 2017 – $217 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 35: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)					As at
	July 31, 2017		April 30, 2017		July 31, 2016
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(27)	$(67)	$16	$(55)[1]	$(14)	$(55)[1]
U.S. dollar	(203)	(166)	(206)	(162)	(277)	(47)[2]
	$(230)	$(233)	$(190)	$(217)	$(291)	$(101)
1	Due to the low rate environment EVaR sensitivity has been measured using a 75 bps rate decline for Canadian interest rates for the quarters ended April 30, 2017, and July 31, 2016, corresponding to an interest rate environment that is floored at 0%.
2	Due to the low rate environment EVaR sensitivity has been measured using a 50 bps rate decline for U.S. interest rates for the quarter ended July 31, 2016, corresponding to an interest rate environment that is floored at 0%.

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy

Requirements (LAR) guideline. Under the LAR guideline, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100%. The Bank operates under a prudent funding paradigm with an emphasis on maximizing deposits as a core source of funding, and having a ready access to wholesale funding markets across diversified terms, funding types, and currencies so as to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's Asset/Liability & Capital Committee (ALCO) oversees the Bank's liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, and Wholesale Banking, identifies and monitors TD's liquidity risks. The management of liquidity risk globally is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Global Liquidity Risk Management Framework bi-annually and the related policies annually. TD's regional operations are responsible for managing their liquidity risk in compliance with the local regulatory requirements and their own regional policies established in alignment with the global policies. In U.S. TD has established TD Group US Holding LLC (TDGUS), as TD's U.S. Intermediate Holding Company (IHC), and a Combined U.S. Operations (CUSO) that consists of the IHC and TD's U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank's liquidity management framework.

The Bank's liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the 2016 Annual Report. For a complete discussion of liquidity risk, refer to the "Liquidity Risk" section in the 2016 Annual report.

Liquid assets

The unencumbered liquid assets TD holds to satisfy its liquidity requirements must be high quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Although TD has access to the Bank of Canada's Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities, TD generally does not consider borrowing capacity at central banks under these types of programs as a source of available liquidity when assessing liquidity positions.

Assets held by TD to satisfy liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 34

TABLE 36: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(millions of Canadian dollars, except as noted)						As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		July 31, 2017
Cash and due from banks	$2,563	$–	$2,563	1%	$381	$2,182
Canadian government obligations	16,792	39,375	56,167	11	30,896	25,271
National Housing Act Mortgage-Backed
Securities (NHA MBS)	35,648	278	35,926	7	3,778	32,148
Provincial government obligations	8,971	16,151	25,122	5	16,763	8,359
Corporate issuer obligations	2,845	4,322	7,167	1	1,588	5,579
Equities	8,050	1,992	10,042	2	5,948	4,094
Other marketable securities and/or loans	2,629	1,130	3,759	1	1,154	2,605
Total Canadian dollar-denominated	77,498	63,248	140,746	28	60,508	80,238
Cash and due from banks	39,359	–	39,359	8	48	39,311
U.S. government obligations	30,125	36,739	66,864	14	33,773	33,091
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	34,423	548	34,971	7	9,837	25,134
Other sovereign obligations	50,007	56,862	106,869	22	40,636	66,233
Corporate issuer obligations	59,175	896	60,071	12	4,315	55,756
Equities	19,368	9,831	29,199	6	4,465	24,734
Other marketable securities and/or loans	2,916	13,692	16,608	3	8,139	8,469
Total non-Canadian dollar-denominated	235,373	118,568	353,941	72	101,213	252,728
Total	$312,871	$181,816	$494,687	100%	$161,721	$332,966

		October 31, 2016
Cash and due from banks	$3,147	$–	$3,147	1%	$349	$2,798
Canadian government obligations	15,860	39,156	55,016	12	23,360	31,656
NHA MBS	35,134	211	35,345	8	3,183	32,162
Provincial government obligations	9,230	10,255	19,485	4	10,450	9,035
Corporate issuer obligations	5,279	3,699	8,978	2	1,617	7,361
Equities	22,304	6,049	28,353	6	8,514	19,839
Other marketable securities and/or loans	4,179	1,037	5,216	1	963	4,253
Total Canadian dollar-denominated	95,133	60,407	155,540	34	48,436	107,104
Cash and due from banks	46,035	–	46,035	10	1,093	44,942
U.S. government obligations	26,242	32,914	59,156	13	29,214	29,942
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33,492	6,091	39,583	8	15,460	24,123
Other sovereign obligations	53,218	20,027	73,245	16	12,979	60,266
Corporate issuer obligations	57,441	9,192	66,633	14	13,046	53,587
Equities	6,828	8,787	15,615	3	3,202	12,413
Other marketable securities and/or loans	6,325	1,027	7,352	2	–	7,352
Total non-Canadian dollar-denominated	229,581	78,038	307,619	66	74,994	232,625
Total	$324,714	$138,445	$463,159	100%	$123,430	$339,729
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

The decrease of $7 billion in total unencumbered liquid assets from October 31, 2016, was primarily due to the impact of foreign currency translation, business activities, and decline in excess liquidity. Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 37: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)		As at
	July 31	October 31
	2017	2016
The Toronto-Dominion Bank (Parent)	$107,930	$115,816
Bank subsidiaries	198,200	201,945
Foreign branches	26,836	21,968
Total	$332,966	$339,729

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 35

The Bank's monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended July 31, 2017, and April 30, 2017, are summarized in the following table.

TABLE 38: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(millions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		July 31, 2017
Cash and due from banks	$3,279	$–	$3,279	1%	$375	$2,904
Canadian government obligations	17,264	40,118	57,382	11	30,152	27,230
NHA MBS	37,295	278	37,573	7	3,729	33,844
Provincial government obligations	8,657	13,532	22,189	4	14,311	7,878
Corporate issuer obligations	3,656	4,155	7,811	2	1,671	6,140
Equities	12,765	1,992	14,757	3	5,948	8,809
Other marketable securities and/or loans	2,668	1,122	3,790	1	1,124	2,666
Total Canadian dollar-denominated	85,584	61,197	146,781	29	57,310	89,471
Cash and due from banks	41,705	–	41,705	8	57	41,648
U.S. government obligations	31,297	41,472	72,769	14	38,777	33,992
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	35,621	627	36,248	7	10,278	25,970
Other sovereign obligations	51,346	55,289	106,635	20	41,622	65,013
Corporate issuer obligations	60,923	693	61,616	12	4,395	57,221
Equities	19,386	9,831	29,217	6	4,465	24,752
Other marketable securities and/or loans	3,946	14,263	18,209	4	8,327	9,882
Total non-Canadian dollar-denominated	244,224	122,175	366,399	71	107,921	258,478
Total	$329,808	$183,372	$513,180	100%	$165,231	$347,949

		April 30, 2017
Cash and due from banks	$3,770	$–	$3,770	1%	$345	$3,425
Canadian government obligations	17,249	41,954	59,203	11	31,629	27,574
NHA MBS	38,005	207	38,212	7	3,544	34,668
Provincial government obligations	8,297	11,905	20,202	4	12,751	7,451
Corporate issuer obligations	3,625	4,595	8,220	2	2,377	5,843
Equities	20,567	2,810	23,377	4	6,367	17,010
Other marketable securities and/or loans	2,900	958	3,858	1	1,012	2,846
Total Canadian dollar-denominated	94,413	62,429	156,842	30	58,025	98,817
Cash and due from banks	50,869	–	50,869	10	53	50,816
U.S. government obligations	29,725	41,231	70,956	14	37,393	33,563
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	35,172	1,223	36,395	7	11,411	24,984
Other sovereign obligations	51,353	44,300	95,653	18	31,566	64,087
Corporate issuer obligations	60,276	323	60,599	12	4,741	55,858
Equities	17,537	8,827	26,364	5	4,032	22,332
Other marketable securities and/or loans	4,296	14,896	19,192	4	7,546	11,646
Total non-Canadian dollar-denominated	249,228	110,800	360,028	70	96,742	263,286
Total	$343,641	$173,229	$516,870	100%	$154,767	$362,103
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 39: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2017	2017
The Toronto-Dominion Bank (Parent)	$113,539	$120,418
Bank subsidiaries	205,889	216,189
Foreign branches	28,521	25,496
Total	$347,949	$362,103

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 36

Asset Encumbrance

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding, support trading and prime brokerage business, and participate in clearing and settlement systems. In addition to liquid assets, a summary of encumbered and unencumbered assets is presented in the following table to identify assets that are used or available for potential funding needs.

TABLE 40: ENCUMBERED AND UNENCUMBERED ASSETS
(millions of Canadian dollars, except as noted)	As at
	Encumbered[1]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[2]	Other[3]	collateral[4]	Other[5]	assets	of total assets
					July 31, 2017
Cash and due from banks	$–	$–	$–	$4,113	$4,113	–%
Interest-bearing deposits with banks	4,336	–	35,300	5,965	45,601	0.4
Securities, trading loans, and other[6]	59,657	12,331	221,712	4,458	298,158	6.0
Derivatives	–	–	–	63,087	63,087	–
Securities purchased under reverse
repurchase agreements[7]	–	–	–	120,400	120,400	6.4
Loans, net of allowance for loan losses	21,890	54,813	69,530	446,136	592,369	–
Customers' liability under acceptances	–	–	–	16,855	16,855	–
Investment in TD Ameritrade	–	–	–	6,714	6,714	–
Goodwill	–	–	–	15,630	15,630	–
Other intangibles	–	–	–	2,586	2,586	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5,154	5,154	–
Deferred tax assets	–	–	–	2,472	2,472	–
Other assets[8]	412	–	–	28,830	29,242	–
Total on-balance sheet assets	$86,295	$67,144	$326,542	$722,400	$1,202,381	12.8%
Off-balance sheet items[9]
Securities purchased under reverse
repurchase agreements	107,877	–	25,888	(120,400)
Securities borrowing and collateral received	29,625	1,039	10,962	–
Margin loans and other client activity	4,351	–	18,656	(11,383)
Total off-balance sheet items	141,853	1,039	55,506	(131,783)
Total	$228,148	$68,183	$382,048	$590,617
					October 31, 2016
Total on-balance sheet assets	$81,705	$66,329	$335,959	$692,974	$1,176,967	12.6%
Total off-balance sheet items	104,407	569	49,748	(94,799)
Total	$186,112	$66,898	$385,707	$598,175
1	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off- balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.
2	Represents assets that have been posted externally to support the Bank's obligations in day-to-day operations, including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
3	Assets supporting TD's long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
4	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
5	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).
6	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
7	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
8	Other assets include amounts receivable from brokers, dealers, and clients.
9	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY Stress Testing and Contingency Funding Plans

In addition to the "Severe Combined Stress" scenario, TD also performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events, global macroeconomic stress events, and/or regional/subsidiary specific events designed to test the impact from unique drivers. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the establishment of or make enhancements to policy limits and contingency funding plan actions.

The Bank has liquidity contingency funding plans (CFP) in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency stages based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each stage. For each recovery action, it provides key operational steps required to execute the action. Regional CFP recovery actions are aligned to support the Enterprise CFP as well as any identified local liquidity needs during stress. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 37

Credit Ratings

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 41: CREDIT RATINGS[1]
As at
July 31, 2017
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa2	Negative
S&P	A-1+	AA-	Stable
DBRS	R-1 (high)	AA	Stable
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. Severe downgrades could have an impact on liquidity by requiring the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral that could have been called at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 42: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES[1]
(millions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2017	2017
One-notch downgrade	$125	$85
Two-notch downgrade	153	137
Three-notch downgrade	364	399
1	The above collateral requirements are based on trading counterparty Credit Support Annex (CSA) and the Bank's credit rating across rating agencies. Where the CSA calls for multiple ratings, downgrades are determined by the change of the lower credit rating.

LIQUIDITY COVERAGE RATIO

LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event. The stress event incorporates a number of idiosyncratic and market-wide shocks, including deposit run-offs, loss of wholesale funding, additional collateral requirements due to credit rating downgrades and market volatility, increases in usage of credit and liquidity facilities provided to the Bank's clients, and other obligations the Bank expects to honour during stress to mitigate reputational risk.

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 38

The following table summarizes the Bank's average daily LCR position for the quarter ended July 31, 2017.

TABLE 43: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1]
(millions of Canadian dollars, except as noted)	Average for the three months ended
		July 31, 2017
	Total unweighted	Total weighted
	value (average)[2]	value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a4	$213,024

Cash outflows
Retail deposits and deposits from small business customers, of which:	$420,675	$29,119
Stable deposits[5]	184,986	5,550
Less stable deposits	235,689	23,569
Unsecured wholesale funding, of which:	234,966	112,175
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	93,324	22,076
Non-operational deposits (all counterparties)	111,162	59,619
Unsecured debt	30,480	30,480
Secured wholesale funding	n/a4	6,687
Additional requirements, of which:	238,948	44,837
Outflows related to derivative exposures and other collateral requirements	90,214	8,551
Outflows related to loss of funding on debt products	6,807	6,807
Credit and liquidity facilities	141,927	29,479
Other contractual funding obligations	9,625	4,122
Other contingent funding obligations[7]	530,738	8,118
Total cash outflows	$ n/a4	$205,058

Cash inflows
Secured lending	$146,055	$15,521
Inflows from fully performing exposures	16,499	8,694
Other cash inflows	7,859	7,859
Total cash inflows	$170,413	$32,074

	Average for the three months ended
	July 31, 2017	April 30, 2017
	Total adjusted	Total adjusted
	value	value
Total high-quality liquid assets[8]	$213,024	$210,858
Total net cash outflows[9]	172,984	173,027
Liquidity coverage ratio	124%	122%
1	The LCR for the quarter ended July 31, 2017, is calculated as an average of the 64 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the LAR guideline.
4	Not applicable.
5	As defined by LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
6	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
7	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
8	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the LAR (inflows are capped at 75% of outflows).

The Bank’s average LCR of 124% for quarter ended July 31, 2017, continues to meet the regulatory requirement. The ratio remained relatively constant over the prior quarter's LCR with an increase in surplus of $2.2 billion.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the LAR guideline. The average HQLA of the Bank for the quarter ended July 31, 2017, was $213.0 billion (April 30, 2017 – $210.9 billion), with Level 1 assets representing 84% (April 30, 2017 – 83%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

The Bank manages its LCR position with a target minimum that reflects management's liquidity risk tolerances. As described in the "How TD Manages Liquidity Risk" section of the 2016 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 39

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 73% of total funding.

TABLE 44: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)		As at
	July 31	October 31
	2017	2016
P&C deposits – Canadian Retail	$342,442	$324,606
P&C deposits – U.S. Retail	300,897	318,503
Other deposits	423	795
Total	$643,762	$643,904

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Canadian deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, debt issued in Australia, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank's wholesale funding is diversified by geography, by currency, and by funding channel. The Bank raises short term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium Term Linked Notes Program ($2 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$40 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($40 billion) UKLA Registered European Medium Term Note Program (US$20 billion)

TD regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding for the quarter ended July 31, 2017, was $104.5 billion (October 31, 2016 – $112.4 billion).

TABLE 45: LONG-TERM FUNDING
		As at
	July 31	October 31
Long-term funding by currency	2017	2016
Canadian dollar	40%	40%
U.S. dollar	38	41
Euro	15	13
British pound	4	3
Other	3	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium term notes	52%	53%
Covered bonds	27	26
Mortgage securitization[1]	16	16
Term asset backed securities	5	5
Total	100%	100%
1	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 40

The following table represents the remaining maturity of various sources of funding outstanding as at July 31, 2017, and October 31, 2016.

TABLE 46: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						July 31		October 31
						2017		2016
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from banks[1]	$12,273	$3,228	$588	$355	$–	$–	$16,444	$13,133
Bearer deposit note	362	91	2,487	513	–	–	3,453	2,814
Certificates of deposit	11,947	19,509	16,254	15,524	1,972	–	65,206	54,544
Commercial paper	4,328	9,023	2,060	3,295	–	–	18,706	21,411
Asset backed commercial paper[2]	–	–	–	–	–	–	–	–
Covered bonds	–	–	–	–	2,302	26,327	28,629	28,855
Mortgage securitization	74	1,070	1,935	2,701	5,296	18,047	29,123	30,406
Senior unsecured medium term notes	1,499	–	822	11,296	12,085	28,118	53,820	60,259
Subordinated notes and debentures[3]	–	–	–	–	–	9,714	9,714	10,891
Term asset backed securitization	–	–	–	1,247	2,329	1,366	4,942	5,469
Other[4]	4,727	1,735	74	17	3	11	6,567	3,566
Total	$35,210	$34,656	$24,220	$34,948	$23,987	$83,583	$236,604	$231,348

Of which:
Secured	$4,801	$2,805	$2,009	$3,965	$9,930	$45,751	$69,261	$64,749
Unsecured	30,409	31,851	22,211	30,983	14,057	37,832	167,343	166,599
Total	$35,210	$34,656	$24,220	$34,948	$23,987	$83,583	$236,604	$231,348
1	Includes fixed-term deposits from banks.
2	Represents Asset backed commercial paper (ABCP) issued by consolidated bank-sponsored structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions (unsecured) of $6.6 billion (October 31, 2016 – $3.5 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three and nine months ended

July 31, 2017, was $0.6 billion and $1.8 billion, respectively (three and nine months ended July 31, 2016 – $0.6 billion and $1.4 billion, respectively). Other asset backed securities issuance for the three and nine months ended July 31, 2017, was nil and $0.7 billion, respectively (three and nine months ended July 31, 2016 – $2 billion and $2 billion). The Bank also issued nil and $4.5 billion, respectively, of unsecured medium-term notes for the three and nine months ended July 31, 2017 (three and nine months ended July 31, 2016 – $8.6 billion and $20.8 billion, respectively) in various currencies and markets. The total covered bonds issuance for the three and nine months ended July 31, 2017, was nil and $4.6 billion, respectively (three and nine months ended July 31, 2016 - $2.5 billion and $9.1 billion, respectively).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On March 22, 2016, the Government of Canada, in its 2016 federal budget, proposed to introduce framework legislation for the bail-in regime along with accompanying enhancements to Canada’s bank resolution toolkit. The regime will provide the Canada Deposit Insurance Corporation (CDIC) with a new statutory power to convert specified eligible liabilities of D-SIBs into common shares in the unlikely event such banks become non-viable. The Budget Implementation Act providing amendments to the CDIC Act, Bank Act and other statutes to allow for bail-in, was passed in June 2016. On June 16, 2017, the Government of Canada published in draft for comment regulations under the CDIC Act and the Bank Act (the Bail-in Regulations) setting forth further details in respect of the bail-in regime. The Bail-in Regulations will come into force 180 days following the publication of the final version of the Bail-in Regulations. On June 16, 2017, OSFI published for comment the draft TLAC guideline setting forth its expectations in respect of D-SIB's minimum capacity to absorb losses. The TLAC guideline sets forth requirements for a risk-based TLAC ratio and a TLAC leverage ratio beginning November 1, 2021.

In October 2014, the BCBS released the final standard for "Basel III: the net stable funding ratio" with an implementation date of January 1, 2018. The net stable funding ratio (NSFR) requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. In March 2017, OSFI provided notification that due to the uncertainty of implementation in key foreign markets, the timeline of domestic NSFR reporting for Canadian institutions has been extended to January 2019. Relevant areas of the LAR guideline have been updated to reflect the implementation delay, with OSFI planning to meet with industry stakeholders in the coming months to discuss NSFR standards as they relate to the Canadian market.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s degree of maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 41

TABLE 47: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								July 31, 2017
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$4,113	$–	$–	$–	$–	$–	$–	$–	$–	$4,113
Interest-bearing deposits with banks	44,662	110	290	1	6	–	–	–	532	45,601
Trading loans, securities, and other[1]	2,211	2,439	3,124	3,294	4,039	7,738	22,263	19,555	35,156	99,819
Derivatives	7,383	8,550	4,899	4,041	2,340	7,930	15,186	12,758	–	63,087
Financial assets designated at fair value through
profit or loss	159	324	387	207	244	336	1,154	857	165	3,833
Available-for-sale securities	507	2,913	2,911	886	4,157	13,407	67,578	28,655	2,259	123,273
Held-to-maturity securities	37	1,154	860	2,665	2,556	10,580	25,679	27,702	–	71,233
Securities purchased under reverse repurchase agreements	78,432	29,696	6,750	3,873	1,624	17	8	–	–	120,400
Loans
Residential mortgages	1,259	2,941	7,006	9,822	16,725	40,139	106,931	30,682	–	215,505
Consumer instalment and other personal	727	1,656	2,530	3,647	4,049	12,869	40,995	23,900	61,019	151,392
Credit card	–	–	–	–	–	–	–	–	32,463	32,463
Business and government	21,600	5,207	7,974	5,885	6,061	16,267	56,556	57,582	16,373	193,505
Debt securities classified as loans	–	10	21	–	2	42	243	2,863	–	3,181
Total loans	23,586	9,814	17,531	19,354	26,837	69,317	204,725	115,027	109,855	596,046
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,677)	(3,677)
Loans, net of allowance for loan losses	23,586	9,814	17,531	19,354	26,837	69,317	204,725	115,027	106,178	592,369
Customers' liability under acceptances	14,141	2,567	142	–	5	–	–	–	–	16,855
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	6,714	6,714
Goodwill[2]	–	–	–	–	–	–	–	–	15,630	15,630
Other intangibles[2]	–	–	–	–	–	–	–	–	2,586	2,586
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,154	5,154
Deferred tax assets	–	–	–	–	–	–	–	–	2,472	2,472
Amounts receivable from brokers, dealers, and clients	16,818	–	–	–	–	–	–	–	–	16,818
Other assets	2,146	593	228	636	104	139	288	126	8,164	12,424
Total assets	$194,195	$58,160	$37,122	$34,957	$41,912	$109,464	$336,881	$204,680	$185,010	$1,202,381
Liabilities
Trading deposits	$12,606	$25,148	$19,834	$14,400	$4,901	$2,613	$1,474	$756	$–	$81,732
Derivatives	8,286	8,857	4,586	3,388	2,180	6,841	14,274	12,888	–	61,300
Securitization liabilities at fair value	–	190	1,071	148	716	1,521	5,940	2,849	–	12,435
Other financial liabilities designated at fair value through
profit or loss	22	14	2	–	–	–	–	1	–	39
Deposits[3,4]
Personal	4,562	6,503	5,740	5,744	6,667	9,899	10,347	81	383,700	433,243
Banks	11,899	2,991	212	2	139	3	–	11	7,472	22,729
Business and government	22,923	13,646	4,717	10,603	4,062	15,359	41,486	15,828	189,271	317,895
Total deposits	39,384	23,140	10,669	16,349	10,868	25,261	51,833	15,920	580,443	773,867
Acceptances	14,141	2,567	142	–	5	–	–	–	–	16,855
Obligations related to securities sold short[1]	313	2,491	3,073	839	428	3,092	10,325	13,275	970	34,806
Obligations related to securities sold under repurchase
agreements	63,663	12,891	1,156	285	21	67	35	–	–	78,118
Securitization liabilities at amortized cost	74	880	864	1,083	753	3,775	6,417	2,842	–	16,688
Amounts payable to brokers, dealers, and clients	17,694	–	–	–	–	–	–	–	–	17,694
Insurance-related liabilities	123	196	303	347	404	947	1,772	1,018	1,617	6,727
Other liabilities[5]	3,914	696	1,562	1,554	535	2,744	1,439	786	5,712	18,942
Subordinated notes and debentures	–	–	–	–	–	–	–	9,714	–	9,714
Equity	–	–	–	–	–	–	–	–	73,464	73,464
Total liabilities and equity	$160,220	$77,070	$43,262	$38,393	$20,811	$46,861	$93,509	$60,049	$662,206	$1,202,381
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$78	$156	$232	$231	$228	$862	$2,046	$3,411	$–	$7,244
Automated teller machines	12	22	30	30	30	118	209	–	–	451
Contact center technology	1	6	10	10	14	–	–	–	–	41
Software licensing and equipment maintenance	17	27	87	47	21	137	172	–	–	508
Credit and liquidity commitments
Financial and performance standby letters of credit	188	1,045	3,606	3,271	2,805	3,789	8,015	99	–	22,818
Documentary and commercial letters of credit	77	46	29	10	3	9	9	–	–	183
Commitments to extend credit and liquidity[6,7]	14,906	18,627	14,487	6,849	6,795	18,226	72,022	2,835	2,231	156,978
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	911	748	–	561	192	86	–	–	–	2,498

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $29 billion of covered bonds with remaining contractual maturities of $3 billion in 'over 1 to 2 years', $17 billion in 'over 2 to 5 years', and $9 billion in 'over 5 years'.
5	Includes $93 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $27 million in 'over 1 to 2 years', $29 million in 'over 2 to 5 years', and $9 million in 'over 5 years'.
6	Includes $134 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 42

TABLE 47: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)									As at
								October 31, 2016
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,907	$–	$–	$–	$–	$–	$–	$–	$–	$3,907
Interest-bearing deposits with banks	52,081	617	236	199	–	–	–	–	581	53,714
Trading loans, securities, and other[1]	843	2,466	6,685	5,211	3,421	8,069	19,671	15,589	37,302	99,257
Derivatives	5,577	6,938	5,001	3,821	2,680	10,103	19,780	18,342	–	72,242
Financial assets designated at fair value through
profit or loss	41	83	801	353	159	415	1,333	915	183	4,283
Available-for-sale securities	200	1,976	995	1,757	1,593	10,175	48,890	39,916	2,069	107,571
Held-to-maturity securities	560	5,791	3,290	1,065	1,172	8,360	37,182	26,975	–	84,395
Securities purchased under reverse repurchase agreements	56,641	21,541	5,855	1,777	238	–	–	–	–	86,052
Loans
Residential mortgages	772	2,252	4,483	8,598	9,786	52,123	108,256	31,066	–	217,336
Consumer instalment and other personal	438	881	1,934	2,734	3,401	14,724	35,505	24,058	60,856	144,531
Credit card	–	–	–	–	–	–	–	–	31,914	31,914
Business and government	21,293	4,574	7,006	6,581	5,153	16,402	59,765	59,006	14,294	194,074
Debt securities classified as loans	–	68	16	27	10	66	78	1,409	–	1,674
Total loans	22,503	7,775	13,439	17,940	18,350	83,315	203,604	115,539	107,064	589,529
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,873)	(3,873)
Loans, net of allowance for loan losses	22,503	7,775	13,439	17,940	18,350	83,315	203,604	115,539	103,191	585,656
Customers' liability under acceptances	13,589	2,046	67	3	1	–	–	–	–	15,706
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,091	7,091
Goodwill[2]	–	–	–	–	–	–	–	–	16,662	16,662
Other intangibles[2]	–	–	–	–	–	–	–	–	2,639	2,639
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,482	5,482
Deferred tax assets	–	–	–	–	–	–	–	–	2,084	2,084
Amounts receivable from brokers, dealers, and clients	17,436	–	–	–	–	–	–	–	–	17,436
Other assets	2,488	518	686	128	97	150	269	153	8,301	12,790
Total assets	$175,866	$49,751	$37,055	$32,254	$27,711	$120,587	$330,729	$217,429	$185,585	$1,176,967
Liabilities
Trading deposits	$13,002	$14,604	$23,930	$13,070	$12,071	$1,103	$1,226	$780	$–	$79,786
Derivatives	5,526	6,623	4,890	3,066	1,962	8,106	17,779	17,473	–	65,425
Securitization liabilities at fair value	–	594	334	678	226	1,944	4,989	3,725	–	12,490
Other financial liabilities designated at fair value through
profit or loss	73	41	13	25	37	–	–	1	–	190
Deposits[3,4]
Personal	3,846	6,024	7,794	6,038	5,195	9,236	11,915	132	389,052	439,232
Banks	5,741	3,056	231	77	10	3	3	12	8,068	17,201
Business and government	14,654	15,307	8,064	7,563	2,623	19,927	46,952	12,492	189,645	317,227
Total deposits	24,241	24,387	16,089	13,678	7,828	29,166	58,870	12,636	586,765	773,660
Acceptances	13,589	2,046	67	3	1	–	–	–	–	15,706
Obligations related to securities sold short[1]	1,066	1,118	1,127	1,311	883	3,406	11,239	11,869	1,096	33,115
Obligations related to securities sold under repurchase
agreements	39,986	5,315	2,545	540	507	40	40	–	–	48,973
Securitization liabilities at amortized cost	–	141	481	570	1,108	3,989	8,597	3,032	–	17,918
Amounts payable to brokers, dealers, and clients	17,857	–	–	–	–	–	–	–	–	17,857
Insurance-related liabilities	145	216	313	378	372	974	1,891	1,057	1,700	7,046
Other liabilities[5]	2,960	2,247	1,734	276	196	2,535	2,551	808	6,389	19,696
Subordinated notes and debentures	–	–	–	–	–	–	–	10,891	–	10,891
Equity	–	–	–	–	–	–	–	–	74,214	74,214
Total liabilities and equity	$118,445	$57,332	$51,523	$33,595	$25,191	$51,263	$107,182	$62,272	$670,164	$1,176,967
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$80	$159	$237	$235	$232	$896	$2,173	$3,943	$–	$7,955
Automated teller machines	13	26	23	6	6	24	20	–	–	118
Contact center technology	3	5	8	8	8	29	–	–	–	61
Software licensing and equipment maintenance	15	85	30	47	36	127	103	–	–	443
Credit and liquidity commitments
Financial and performance standby letters of credit	841	1,386	3,159	3,006	1,856	3,951	8,405	142	–	22,746
Documentary and commercial letters of credit	24	21	217	68	9	30	67	–	–	436
Commitments to extend credit and liquidity[6,7]	16,582	15,349	9,217	6,405	5,544	15,116	73,544	3,342	2,271	147,370
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	1,180	830	395	923	212	–	–	–	3,540
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $29 billion of covered bonds with remaining contractual maturities of $4 billion in 'over 3 months to 6 months', $2 billion in 'over 1 to 2 years', $20 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $115 million of capital lease commitments with remaining contractual maturities of $1 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $28 million in 'over 1 to 2 years', $46 million in 'over 2 to 5 years', and $14 million in 'over 5 years'.
6	Includes $131 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 43

securitization and off-balance sheet arrangements

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third-parties. Refer to "Securitization and Off-Balance Sheet Arrangements" section, Note 9: Transfer of Financial Assets and Note 10: Structured Entities of the 2016 Annual Report for further details. There have been no significant changes to the Bank’s securitization and off-balance sheet arrangements during the three and nine months ended July 31, 2017.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated special purpose entities (SPEs) and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE. As at July 31, 2017, the SPE had $2 billion of issued notes outstanding (October 31, 2016 – $4 billion) with a fair value of $2 billion (October 31, 2016 – $4 billion).

Credit Card Loans

The Bank securitizes credit card loans through a SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses (ECL) on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank.

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures.

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments. The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, and trade receivables. As at July 31, 2017, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's 2016 Annual Consolidated Financial Statements. For details of the Bank's significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank's 2016 Annual Consolidated Financial Statements.

CURRENT CHANGES IN ACCOUNTING POLICIES

There are no new or amended significant accounting policies that are effective for the Bank for the nine months ended July 31, 2017.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount on November 1, 2017 through an adjustment to opening retained earnings. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All D-SIBs, including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9. In December 2015, the BCBS issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline, "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 44

The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan. An Executive Steering Committee has been formed with joint leadership from Finance and Risk and with representation from Technology, Internal Audit, and project management teams. A communication plan including progress reporting protocols has been established with regular updates provided to the Executive Steering Committee on key decisions. IFRS 9 overview sessions have been held at various levels within the Bank, including the Audit and Risk Committees of the Board.

The Bank has enhanced its governance framework and has established a dedicated committee to review, challenge, and approve key areas of judgment and assumptions used in forecasting multiple economic scenarios and associated probabilities upon adoption of IFRS 9. The committee includes representation from Risk, Finance, and TD Economics.

The key responsibilities of the project include defining IFRS 9 risk methodology and accounting policy, identifying data and system requirements, and developing an appropriate operating model and governance framework. Controls surrounding IFRS 9 processes continue to be developed and refined. The Bank's implementation plan includes the following phases: (a) Initiation and Planning; (b) Detailed Assessment; (c) Design and Solution Development; and (d) Implementation, with work streams focused on each of the three required sections of IFRS 9 noted above as well as Reporting and Disclosures. The Bank is on track with its project timelines. The Solution Development and Implementation phases are in progress.

The following is a summary of the new accounting concepts and project status under IFRS 9:

Classification and Measurement

Financial assets will be classified based on the Bank's business model for managing its financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are classified into one of the following three categories, which determine how it is measured subsequent to initial recognition: amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss. An election may be made to hold certain equity securities at FVOCI, with no subsequent recycling of gains and losses into net income. In addition to the classification tests described above, IFRS 9 also includes an option to irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9, except for financial liabilities measured at fair value through profit or loss when classified as held for trading or designated using the fair value option. When the fair value option is elected, the Bank will be required to recognize the change in the fair value of the financial liability arising from changes in the Bank's own credit risk in other comprehensive income.

The Bank has defined its significant business models and is in the process of assessing the cash flow characteristics for all financial assets under the scope of IFRS 9. Potential classification and measurement changes include the reclassification of certain debt securities that are currently measured at FVOCI to an amortized cost category under IFRS 9 as a result of the business model assessment.

Impairment

Expected Credit Loss Model

IFRS 9 introduces a new impairment model based on ECL which will replace the existing incurred loss model under IAS 39. Currently, impairment losses are recognized when there is objective evidence of credit quality deterioration to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. If there is no objective evidence of impairment for an individual loan, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment losses incurred but not identified. Under IFRS 9, ECL will be recognized in profit or loss before a loss event has occurred, which could result in earlier recognition of credit losses compared to the current model.

The expected credit loss model requires the recognition of impairment at an amount equal to the probability-weighted 12-month ECL or lifetime ECL depending on whether there has been a significant increase in credit risk since initial recognition of the financial instrument. If a significant increase in credit risk has occurred since initial recognition, then impairment is measured as lifetime ECL otherwise 12-month ECL are measured, which represent the portion of lifetime ECL that are expected to occur based on default events that are possible within 12 months after the reporting date. IFRS 9 introduces the rebuttable presumption that credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due. The Bank does not expect to rebut this presumption. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance will revert back to being measured based on 12-month ECL. The movement between 12-month and lifetime ECL and incorporation of forward-looking information may increase the volatility of provisions across the product groups, under IFRS 9 compared to IAS 39. The IFRS 9 model breaks down into three stages: Stage 1 – 12-month ECL for performing instruments, Stage 2 – Lifetime ECL for performing instruments that have experienced a significant increase in credit risk, and Stage 3 – Lifetime ECL for non-performing financial assets. The Stage 3 population is expected to largely align with the impaired population under IAS 39 and the write-off policy is expected to remain the same.

Measurement of Expected Credit Losses

ECL will be measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and will consider reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that impact the Bank's credit risk assessment. Expected life is the maximum contractual period the Bank is exposed to credit risk, including extension options for which the borrower has unilateral right to exercise. For certain financial instruments that include both a loan and an undrawn commitment and the Bank's contractual ability to demand repayment and cancel the undrawn commitment does not limit the Bank's exposure to credit losses to the contractual notice period, ECL will be measured over the period the Bank is exposed to credit risk. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant. Examples of relevant macroeconomic factors include unemployment rates, housing price index, interest rates, and gross domestic product.

IFRS 9 requires ECL to be recognized in a way that reflects an unbiased and probability-weighted amount determined by evaluating a range of possible outcomes. While entities are not expected to consider every possible scenario, the scenarios considered should reflect a representative sample of possible outcomes. When there is a non-linear relationship between the different forward-looking scenarios and the associated change in ECL, using a single forward-looking scenario will not meet the objectives of IFRS 9. Economic forecasts must consider internal and external information and be consistent with the forward-looking information used for other purposes such as budgeting and forecasting. The scenarios must be representative and not biased to extreme scenarios. Parameter coherence is considered in each scenario so that it is realistic. The scenarios considered must take into account key drivers of ECL, particularly non-linearity and asymmetric sensitivities within portfolios to estimate effects of changes in parameters on ECL.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 45

The Bank will incorporate three forward-looking macroeconomic scenarios from TD Economics in its ECL process: a base scenario, an upside scenario, and a downside scenario. The base scenario will be updated quarterly. Upside and downside scenarios will be generated quarterly using realistically possible outcomes that are statistically derived relative to the base scenario based on historical distribution. TD Economics will apply judgment to determine and recommend probability weights to each scenario on a quarterly basis. The proposed macroeconomic scenarios and probability weightings will be subject to robust management review by the added governance committee overseeing forecasting multiple economic scenarios and associated probabilities mentioned above. ECL calculated under each of the three approved scenarios is applied against the respective probability weightings to determine the probability-weighted ECL.

Assessment of Significant Increase in Credit Risk

For retail exposures, significant increase in credit risk will be assessed based on changes in the probability of default (PD) since initial recognition, using a combination of individual and collective information that incorporates borrower and account specific attributes and relevant forward-looking macroeconomic variables. ECL will be calculated as the product of PD, loss given default (LGD), and EAD at each time step over the remaining expected life of the financial instrument and discounted to the reporting date.

For non-retail exposures, significant increase in credit risk will be assessed based on changes in the internal risk rating since initial recognition. ECL will be calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Similar to IAS 39, ECL for significant non-retail impaired exposures will be measured individually.

Incorporation of Experienced Credit Judgment

Management will exercise experienced credit judgment in assessing if an exposure has experienced significant increase in credit risk and in determining the amount of expected credit losses at each reporting date by considering reasonable and supportable information that is not already included in the quantitative models.

Comparison of Regulatory Expected Loss Model and IFRS 9 Expected Credit Loss Model

The IFRS 9 expected credit loss calculation will leverage where appropriate the Bank’s existing expected loss model parameters used for regulatory capital purposes including PD, LGD, and EAD with adjustments as required to comply with the IFRS 9 requirements. The main differences are summarized in the following chart:

	Regulatory Capital	IFRS 9
PD	Through-the-cycle 12-month PD based on the long run average of a full economic cycle. The default backstop is generally 90 days past due.	Point-in-time 12-month or lifetime PD based on historical experience, current conditions and relevant forward-looking expectations. The default backstop will generally be 90 days past due.
LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors. Both direct and indirect collection costs are considered.	Expected LGD based on historical charge-off events and recovery payments, current information about attributes specific to borrower, and direct costs. Macroeconomic variables and expected cash flows from credit enhancements will be incorporated as appropriate and excludes undue conservatism and floors.
EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance.	EAD represents the expected balance at default across the lifetime horizon and conditional on forward-looking expectations.
Other		Expected credit losses are discounted from the default date to the reporting date.

Capital Impact

Based on the current regulatory requirements, a negative impact from potential increases in the balance sheet allowances under IFRS 9 on CET1 capital could be partially mitigated by reductions in negative regulatory capital adjustments related to any shortfall of allowances to regulatory expected losses in the CET1 calculation. Similarly, a positive impact from potential decreases in accounting allowances under IFRS 9 could be partially offset by increases in the deduction from CET1 capital through an increase in the shortfall of allowances to regulatory expected losses. In October 2016, the BCBS issued a discussion paper, "Regulatory treatment of accounting provisions", which provides policy options for long-term regulatory treatment of provisions. In March 2017, the BCBS issued "Regulatory treatment of accounting provisions – interim approach and transitional arrangements". This standard retains, for an interim period, the current regulatory treatment of accounting provisions under the standardized and internal ratings-based approaches and also provides potential transitional arrangements. In August 2017, OSFI released for public consultation revisions to the CAR guideline for implementation in the first quarter of 2018.

Scope

The new impairment model will apply to all financial assets measured at amortized cost or FVOCI with the most significant impact expected to be on loan assets. The model will also apply to loan commitments and financial guarantees that are not measured at fair value through profit or loss.

IFRS 9 Impairment Program

The Bank has defined the functional requirements for the calculation of ECL and is currently developing and integrating the end-to-end technology solution for tracking credit migration under the new ECL model as well as the impact to forecasting economic variables, risk parameters, and credit risk modelling processes. For the remainder of the year, the Bank will continue to focus on the development, testing and validation of the new impairment models and related processes and controls and assess the quantitative impact of applying an ECL approach by the end of 2017. The Bank is in the process of updating its accounting and risk policies, implementing changes to financial reporting systems and processes, and developing and implementing financial and regulatory disclosures related to IFRS 9.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 46

General Hedge Accounting

IFRS 9 introduces a new general hedge accounting model which better aligns accounting with risk management activities. The new standard permits a wider range of qualifying hedged items and hedged risks as well as types of hedging instruments. Effectiveness testing will have an increased focus on establishing an economic relationship, achieving a target hedge ratio and monitoring credit risk exposures. Voluntary discontinuation of hedging relationships is no longer permitted except in limited circumstances based on the risk management objectives of hedge strategies. The Bank has an accounting policy choice to adopt the new general hedge accounting model under IFRS 9 or continue to apply the hedge accounting requirements under IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is currently assessing the impact of adopting this standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting this standard.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes a new model for recognizing insurance policy obligations, premium revenue, and claims-related expenses. IFRS 17 will be effective for the Bank's annual period beginning November 1, 2021. Early application is permitted on or before the date of initial application of IFRS 17. The Bank is currently assessing the impact of adopting this standard.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars)	As at
	July 31	October 31
	2017	2016
ASSETS
Cash and due from banks	$4,113	$3,907
Interest-bearing deposits with banks	45,601	53,714
	49,714	57,621
Trading loans, securities, and other (Note 3)	99,819	99,257
Derivatives (Note 3)	63,087	72,242
Financial assets designated at fair value through profit or loss (Note 3)	3,833	4,283
Available-for-sale securities (Notes 3, 4)	123,273	107,571
	290,012	283,353
Held-to-maturity securities (Note 4)	71,233	84,395
Securities purchased under reverse repurchase agreements	120,400	86,052
Loans (Note 5)
Residential mortgages	215,505	217,336
Consumer instalment and other personal	151,392	144,531
Credit card	32,463	31,914
Business and government	193,505	194,074
Debt securities classified as loans	3,181	1,674
	596,046	589,529
Allowance for loan losses (Note 5)	(3,677)	(3,873)
Loans, net of allowance for loan losses	592,369	585,656
Other
Customers' liability under acceptances	16,855	15,706
Investment in TD Ameritrade (Note 6)	6,714	7,091
Goodwill (Note 7)	15,630	16,662
Other intangibles	2,586	2,639
Land, buildings, equipment, and other depreciable assets	5,154	5,482
Deferred tax assets	2,472	2,084
Amounts receivable from brokers, dealers, and clients	16,818	17,436
Other assets (Note 8)	12,424	12,790
	78,653	79,890
Total assets	$1,202,381	$1,176,967
LIABILITIES
Trading deposits (Notes 3, 9)	$81,732	$79,786
Derivatives (Note 3)	61,300	65,425
Securitization liabilities at fair value (Note 3)	12,435	12,490
Other financial liabilities designated at fair value through profit or loss (Note 3)	39	190
	155,506	157,891
Deposits (Note 9)
Personal	433,243	439,232
Banks	22,729	17,201
Business and government	317,895	317,227
	773,867	773,660
Other
Acceptances	16,855	15,706
Obligations related to securities sold short (Note 3)	34,806	33,115
Obligations related to securities sold under repurchase agreements (Note 3)	78,118	48,973
Securitization liabilities at amortized cost	16,688	17,918
Amounts payable to brokers, dealers, and clients (Note 3)	17,694	17,857
Insurance-related liabilities	6,727	7,046
Other liabilities (Note 10)	18,942	19,696
	189,830	160,311
Subordinated notes and debentures (Note 11)	9,714	10,891
Total liabilities	1,128,917	1,102,753
EQUITY
Shareholders' Equity
Common shares (Note 12)	20,912	20,711
Preferred shares (Note 12)	4,750	4,400
Treasury shares – common (Note 12)	(22)	(31)
Treasury shares – preferred (Note 12)	(8)	(5)
Contributed surplus	207	203
Retained earnings	39,473	35,452
Accumulated other comprehensive income (loss)	6,564	11,834
	71,876	72,564
Non-controlling interests in subsidiaries	1,588	1,650
Total equity	73,464	74,214
Total liabilities and equity	$1,202,381	$1,176,967

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2017	2016	2017	2016
Interest income
Loans	$6,045	$5,433	$17,405	$16,162
Securities
Interest	1,189	885	3,320	2,694
Dividends	275	215	916	671
Deposits with banks	115	62	305	157
	7,624	6,595	21,946	19,684
Interest expense
Deposits	1,729	1,194	4,757	3,418
Securitization liabilities	116	113	339	349
Subordinated notes and debentures	97	104	288	288
Other	415	260	1,045	778
	2,357	1,671	6,429	4,833
Net interest income	5,267	4,924	15,517	14,851
Non-interest income
Investment and securities services	1,142	1,086	3,364	3,079
Credit fees	304	271	852	780
Net securities gain (loss) (Note 4)	37	37	87	26
Trading income (loss)	237	174	162	312
Service charges	682	641	1,990	1,915
Card services	638	592	1,828	1,731
Insurance revenue	956	959	2,817	2,851
Other income (loss)	23	17	262	25
	4,019	3,777	11,362	10,719
Total revenue	9,286	8,701	26,879	25,570
Provision for credit losses (Note 5)	505	556	1,638	1,782
Insurance claims and related expenses	519	692	1,631	1,877
Non-interest expenses
Salaries and employee benefits (Note 14)	2,527	2,326	7,591	6,977
Occupancy, including depreciation	456	432	1,352	1,344
Equipment, including depreciation	249	231	740	705
Amortization of other intangibles	173	178	518	526
Marketing and business development	173	190	523	545
Restructuring charges (recovery)	(6)	(3)	6	(19)
Brokerage-related fees	76	77	240	238
Professional and advisory services	272	300	841	853
Other	935	909	2,727	2,860
	4,855	4,640	14,538	14,029
Income before income taxes and equity in net income of an investment
in TD Ameritrade	3,407	2,813	9,072	7,882
Provision for (recovery of) income taxes	760	576	1,613	1,588
Equity in net income of an investment in TD Ameritrade (Note 6)	122	121	346	339
Net income	2,769	2,358	7,805	6,633
Preferred dividends	47	36	143	98
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,722	$2,322	$7,662	$6,535
Attributable to:
Common shareholders	$2,693	$2,293	$7,576	$6,449
Non-controlling interests in subsidiaries	29	29	86	86
Earnings per share (dollars) (Note 16)
Basic	$1.46	$1.24	$4.09	$3.48
Diluted	1.46	1.24	4.08	3.47
Dividends per share (dollars)	0.60	0.55	1.75	1.61

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2017	2016	2017	2016
Net income	$2,769	$2,358	$7,805	$6,633
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	(46)	233	370	235
Reclassification to earnings of net losses (gains) in respect of
available-for-sale securities[2]	(48)	(26)	(82)	(43)
Net change in unrealized foreign currency translation gains (losses) on investments
in foreign operations	(6,112)	2,268	(4,809)	(349)
Reclassification to earnings of net losses (gains) on investment in foreign operations[3]	(25)	–	(17)	–
Net foreign currency translation gains (losses) from hedging activities in foreign operations[4]	1,699	(633)	1,296	383
Reclassification to earnings of net losses (gains) on hedges of investments in foreign
operations[5]	10	–	4	–
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	(2,503)	1,530	(2,342)	244
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	1,736	(1,024)	310	358
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[8]	315	(328)	404	(743)
	(4,974)	2,020	(4,866)	85
Comprehensive income (loss) for the period	$(2,205)	$4,378	$2,939	$6,718
Attributable to:
Common shareholders	$(2,281)	$4,313	$2,710	$6,534
Preferred shareholders	47	36	143	98
Non-controlling interests in subsidiaries	29	29	86	86
1	Net of income tax recovery of $62 million for the three months ended July 31, 2017 (three months ended July 31, 2016 – net of income tax provision of $129 million). Net of income tax provision of $166 million for the nine months ended July 31, 2017 (nine months ended July 31, 2016 – net of income tax provision of $100 million).
2	Net of income tax recovery of $16 million for the three months ended July 31, 2017 (three months ended July 31, 2016 – net of income tax provision of $24 million). Net of income tax recovery of $9 million for the nine months ended July 31, 2017 (nine months ended July 31, 2016 – net of income tax provision of $20 million).
3	Net of income tax provision of nil for the three months ended July 31, 2017 (three months ended July 31, 2016 – net of income tax provision of nil). Net of income tax provision of nil for the nine months ended July 31, 2017 (nine months ended July 31, 2016 – net of income tax provision of nil).
4	Net of income tax provision of $610 million for the three months ended July 31, 2017 (three months ended July 31, 2016 – net of income tax recovery of $228 million). Net of income tax provision of $464 million for the nine months ended July 31, 2017 (nine months ended July 31, 2016 – net of income tax provision of $135 million).
5	Net of income tax recovery of $3 million for the three months ended July 31, 2017 (three months ended July 31, 2016 – net of income tax provision of nil). Net of income tax recovery of $1 million for the nine months ended July 31, 2017 (nine months ended July 31, 2016 – net of income tax provision of nil).
6	Net of income tax recovery of $1,440 million for the three months ended July 31, 2017 (three months ended July 31, 2016 – net of income tax provision of $896 million). Net of income tax recovery of $1,278 million for the nine months ended July 31, 2017 (nine months ended July 31, 2016 – net of income tax provision of $224 million).
7	Net of income tax recovery of $1,161 million for the three months ended July 31, 2017 (three months ended July 31, 2016 – net of income tax provision of $682 million). Net of income tax recovery of $364 million for the nine months ended July 31, 2017 (nine months ended July 31, 2016 – net of income tax recovery of $91 million).
8	Net of income tax provision of $111 million for the three months ended July 31, 2017 (three months ended July 31, 2016 – net of income tax recovery of $118 million). Net of income tax provision of $143 million for the nine months ended July 31, 2017 (nine months ended July 31, 2016 – net of income tax recovery of $269 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2017	2016	2017	2016
Common shares (Note 12)
Balance at beginning of period	$20,809	$20,499	$20,711	$20,294
Proceeds from shares issued on exercise of stock options	18	12	121	156
Shares issued as a result of dividend reinvestment plan	85	86	247	251
Purchase of shares for cancellation	–	–	(167)	(104)
Balance at end of period	20,912	20,597	20,912	20,597
Preferred shares (Note 12)
Balance at beginning of period	4,400	3,400	4,400	2,700
Issue of shares	350	–	350	700
Balance at end of period	4,750	3,400	4,750	3,400
Treasury shares – common (Note 12)
Balance at beginning of period	(245)	(4)	(31)	(49)
Purchase of shares	(2,180)	(1,389)	(6,970)	(4,408)
Sale of shares	2,403	1,351	6,979	4,415
Balance at end of period	(22)	(42)	(22)	(42)
Treasury shares – preferred (Note 12)
Balance at beginning of period	(7)	(4)	(5)	(3)
Purchase of shares	(46)	(23)	(137)	(57)
Sale of shares	45	22	134	55
Balance at end of period	(8)	(5)	(8)	(5)
Contributed surplus
Balance at beginning of period	200	189	203	214
Net premium (discount) on sale of treasury shares	9	10	17	16
Issuance of stock options, net of options exercised	–	1	(8)	(27)
Other	(2)	(3)	(5)	(6)
Balance at end of period	207	197	207	197
Retained earnings
Balance at beginning of period	37,577	33,442	35,452	32,053
Net income attributable to shareholders	2,740	2,329	7,719	6,547
Common dividends	(1,108)	(1,020)	(3,242)	(2,983)
Preferred dividends	(47)	(36)	(143)	(98)
Share issue expenses and others	(4)	–	(4)	(6)
Net premium on repurchase of common shares and redemption of preferred shares	–	–	(713)	(383)
Actuarial gains (losses) on employee benefit plans	315	(328)	404	(743)
Balance at end of period	39,473	34,387	39,473	34,387
Accumulated other comprehensive income (loss), net of income taxes
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	681	66	299	81
Other comprehensive income (loss)	(94)	207	288	192
Balance at end of period	587	273	587	273
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	10,581	6,754	9,679	8,355
Other comprehensive income (loss)	(4,428)	1,635	(3,526)	34
Balance at end of period	6,153	8,389	6,153	8,389
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	591	1,869	1,856	1,773
Other comprehensive income (loss)	(767)	506	(2,032)	602
Balance at end of period	(176)	2,375	(176)	2,375
Total	6,564	11,037	6,564	11,037
Non-controlling interests in subsidiaries
Balance at beginning of period	1,652	1,612	1,650	1,610
Net income attributable to non-controlling interests in subsidiaries	29	29	86	86
Other	(93)	(8)	(148)	(63)
Balance at end of period	1,588	1,633	1,588	1,633
Total equity	$73,464	$71,204	$73,464	$71,204

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2017	2016	2017	2016
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in
TD Ameritrade	$3,529	$2,934	$9,418	$8,221
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	505	556	1,638	1,782
Depreciation	164	156	457	461
Amortization of other intangibles	173	178	518	526
Net securities losses (gains) (Note 4)	(37)	(37)	(87)	(26)
Equity in net income of an investment in TD Ameritrade (Note 6)	(122)	(121)	(346)	(339)
Deferred taxes	122	(37)	194	20
Changes in operating assets and liabilities
Interest receivable and payable (Notes 8, 10)	20	19	(286)	(3)
Securities sold short	2,195	3,838	1,691	5,761
Trading loans and securities	12,014	(9,794)	(562)	(7,777)
Loans net of securitization and sales	7,734	(18,942)	(6,844)	(29,558)
Deposits	(44,471)	49,725	1,977	59,659
Derivatives	3,534	(2,329)	5,030	4,082
Financial assets and liabilities designated at fair value through profit or loss	171	(65)	475	45
Securitization liabilities	(899)	(356)	(1,285)	(2,271)
Other	12,510	(108)	4,673	1,477
Net cash from (used in) operating activities	(2,858)	25,617	16,661	42,060
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	3,510	(5,066)	29,145	(8,394)
Issuance of subordinated notes and debentures	1,500	–	1,500	1,250
Redemption of subordinated notes and debentures (Note 11)	–	–	(2,250)	(1,000)
Common shares issued (Note 12)	15	10	101	126
Preferred shares issued (Note 12)	346	–	346	694
Repurchase of common shares (Note 12)	–	–	(880)	(487)
Sale of treasury shares (Note 12)	2,457	1,383	7,130	4,486
Purchase of treasury shares (Note 12)	(2,226)	(1,412)	(7,107)	(4,465)
Dividends paid	(1,070)	(970)	(3,138)	(2,830)
Distributions to non-controlling interests in subsidiaries	(29)	(29)	(86)	(86)
Net cash from (used in) financing activities	4,503	(6,084)	24,761	(10,706)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	8,626	(6,827)	8,113	(12,122)
Activities in available-for-sale securities (Note 4)
Purchases	(18,258)	(12,638)	(49,303)	(35,030)
Proceeds from maturities	9,216	7,692	24,372	22,088
Proceeds from sales	877	774	3,148	2,704
Activities in held-to-maturity securities (Note 4)
Purchases	(2,928)	(5,622)	(15,974)	(15,290)
Proceeds from maturities	8,731	3,724	24,379	9,440
Proceeds from sales	–	–	452	–
Activities in debt securities classified as loans
Purchases	(2,431)	(5)	(2,461)	(41)
Proceeds from maturities	42	188	275	537
Proceeds from sales	(41)	–	432	1
Net purchases of land, building, equipment, and other depreciable assets	143	(305)	(129)	(456)
Changes in securities purchased under reverse repurchase agreements	(6,566)	(6,289)	(34,348)	(2,745)
Net cash from (used in) investing activities	(2,589)	(19,308)	(41,044)	(30,914)
Effect of exchange rate changes on cash and due from banks	(214)	76	(172)	(1)
Net increase (decrease) in cash and due from banks	(1,158)	301	206	439
Cash and due from banks at beginning of period	5,271	3,292	3,907	3,154
Cash and due from banks at end of period	$4,113	$3,593	$4,113	$3,593
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$711	$235	$2,110	$617
Amount of interest paid during the period	2,457	1,697	6,573	4,831
Amount of interest received during the period	7,469	6,425	20,888	19,008
Amount of dividends received during the period	373	263	911	701

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 52

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank's 2016 Annual Consolidated Financial Statements. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of consolidated financial statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank's 2016 Annual Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank's Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and nine months ended July 31, 2017, were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on August 30, 2017.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the 2016 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2016 Management's Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank's 2016 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICIES

There are no new or amended significant accounting policies that are effective for the Bank for the nine months ended July 31, 2017.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7).

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount on November 1, 2017, through an adjustment to opening retained earnings. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All domestic systemically important banks (D-SIBs), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7 introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9.

In December 2015, the Basel Committee on Banking Supervision (BCBS) issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline, "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39. The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 53

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is currently assessing the impact of adopting this standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting this standard.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes a new model for recognizing insurance policy obligations, premium revenue, and claims-related expenses. IFRS 17 will be effective for the Bank's annual period beginning November 1, 2021. Early application is permitted on or before the date of initial application of IFRS 17. The Bank is currently assessing the impact of adopting this standard.

NOTE 3: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost. The fair value of assets and liabilities subsequently not measured at fair value include most loans, most deposits, certain securitization liabilities, most securities purchased under reverse repurchase agreements, most obligations relating to securities sold under repurchase agreements, and subordinated notes and debentures. There have been no significant changes to the Bank's approach and methodologies used to determine fair value measurements during the three and nine months ended July 31, 2017. Refer to Note 5 of the 2016 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank's financial instruments.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 54

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value
(millions of Canadian dollars)			As at
	July 31, 2017		October 31, 2016
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$4,113	$4,113	$3,907	$3,907
Interest-bearing deposits with banks	45,601	45,601	53,714	53,714
Held-to-maturity securities[1]
Government and government-related securities	45,378	45,544	51,290	51,855
Other debt securities	25,855	25,871	33,105	33,135
Total held-to-maturity securities	71,233	71,415	84,395	84,990
Securities purchased under reverse repurchase agreements	119,179	119,179	84,324	84,324
Loans	589,341	590,248	584,243	589,080
Debt securities classified as loans	3,028	3,128	1,413	1,678
Total loans	592,369	593,376	585,656	590,758
Other
Customers' liability under acceptances	16,855	16,855	15,706	15,706
Amounts receivable from brokers, dealers, and clients	16,818	16,818	17,436	17,436
Other assets	4,222	4,222	4,352	4,352
Total assets not carried at fair value	$870,390	$871,579	$849,490	$855,187

FINANCIAL LIABILITIES
Deposits	$773,867	$775,188	$773,660	$776,161
Acceptances	16,855	16,855	15,706	15,706
Obligations related to securities sold under repurchase agreements	76,066	76,066	45,316	45,316
Securitization liabilities at amortized cost	16,688	16,797	17,918	18,276
Amounts payable to brokers, dealers, and clients	17,694	17,694	17,857	17,857
Other liabilities	7,574	7,576	9,229	9,288
Subordinated notes and debentures	9,714	10,277	10,891	11,331
Total liabilities not carried at fair value	$918,458	$920,453	$890,577	$893,935
1	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 4 for carrying value and fair value of the reclassified debt securities.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the 2016 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to these valuation techniques, unobservable inputs, and sensitivities during the three and nine months ended July 31, 2017. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified within the "Valuation of Assets and Liabilities Classified as Level 3" section in Note 5 of the 2016 Annual Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 55

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at July 31, 2017, and October 31, 2016.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)								As at
			July 31, 2017				October 31, 2016
	Level 1	Level 2	Level 3	Total[1]	Level 1	Level 2	Level 3	Total[1]
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other[2]
Government and government-related securities
Canadian government debt
Federal	$95	$8,400	$–	$8,495	$70	$9,978	$34	$10,082
Provinces	–	6,024	–	6,024	–	5,678	–	5,678
U.S. federal, state, municipal governments,
and agencies debt	1	19,395	–	19,396	724	17,246	–	17,970
Other OECD government guaranteed debt	–	4,232	–	4,232	–	4,424	73	4,497
Mortgage-backed securities	–	2,075	–	2,075	–	1,472	–	1,472
Other debt securities
Canadian issuers	–	4,191	6	4,197	–	2,697	15	2,712
Other issuers	–	8,442	56	8,498	–	7,572	148	7,720
Equity securities
Common shares	27,510	34	–	27,544	29,054	96	65	29,215
Preferred shares	31	34	–	65	27	–	–	27
Trading loans	–	11,582	–	11,582	–	11,606	–	11,606
Commodities	7,546	134	–	7,680	8,071	176	–	8,247
Retained interests	–	–	31	31	–	–	31	31
	35,183	64,543	93	99,819	37,946	60,945	366	99,257
Derivatives
Interest rate contracts	20	15,796	–	15,816	4	27,364	–	27,368
Foreign exchange contracts	74	44,599	5	44,678	44	41,828	9	41,881
Credit contracts	–	14	–	14	–	–	–	–
Equity contracts	–	1,097	743	1,840	–	1,391	729	2,120
Commodity contracts	77	658	4	739	51	816	6	873
	171	62,164	752	63,087	99	71,399	744	72,242
Financial assets designated at
fair value through profit or loss
Securities[2]	68	3,653	112	3,833	80	4,046	157	4,283
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	–	15,863	–	15,863	–	14,717	–	14,717
Provinces	–	7,677	–	7,677	–	7,851	–	7,851
U.S. federal, state, municipal governments,
and agencies debt	–	37,351	–	37,351	–	34,473	–	34,473
Other OECD government guaranteed debt	–	19,225	2	19,227	–	15,503	6	15,509
Mortgage-backed securities	–	9,096	–	9,096	–	4,949	–	4,949
Other debt securities
Asset-backed securities	–	23,346	532	23,878	–	18,593	–	18,593
Non-agency collateralized mortgage obligation portfolio	–	1,238	–	1,238	–	625	–	625
Corporate and other debt	–	6,400	21	6,421	–	8,266	20	8,286
Equity securities
Common shares[3,4]	362	2	1,520	1,884	231	223	1,594	2,048
Preferred shares	243	–	125	368	88	–	98	186
Debt securities reclassified from trading	–	–	264	264	–	49	279	328
	605	120,198	2,464	123,267	319	105,249	1,997	107,565
Securities purchased under reverse
repurchase agreements	–	1,221	–	1,221	–	1,728	–	1,728

FINANCIAL LIABILITIES
Trading deposits	$–	$79,222	$2,510	$81,732	$–	$77,572	$2,214	$79,786
Derivatives
Interest rate contracts	12	13,426	66	13,504	3	22,092	95	22,190
Foreign exchange contracts	27	44,133	3	44,163	16	39,535	5	39,556
Credit contracts	–	214	–	214	–	257	–	257
Equity contracts	–	1,166	1,550	2,716	–	1,351	1,408	2,759
Commodity contracts	64	633	6	703	75	587	1	663
	103	59,572	1,625	61,300	94	63,822	1,509	65,425
Securitization liabilities at fair value	–	12,435	–	12,435	–	12,490	–	12,490
Other financial liabilities designated
at fair value through profit or loss	–	1	38	39	–	177	13	190
Obligations related to securities sold short[2]	1,335	33,471	–	34,806	1,396	31,705	14	33,115
Obligations related to securities sold
under repurchase agreements	–	2,052	–	2,052	–	3,657	–	3,657
1	Fair value is the same as carrying value.
2	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
3	As at July 31, 2017, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2016 – $6 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
4	As at July 31, 2017, common shares include the fair value of Federal Reserve stock and Federal Home Loan Bank stock of $1.3 billion (October 31, 2016 – $1.3 billion) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 56

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

During the quarter ended July 31, 2017, the Bank transferred $150 million of treasury securities designated at fair value through profit and loss from Level 1 to Level 2 as they are now off-the-run and traded less frequently. There were no significant transfers between Level 1 and Level 2 during the quarter ended July 31, 2016.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 57

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and nine months ended July 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2017	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2017	still held[4]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$27	$–	$–	$–	$–	$(24)	$–	$(3)	$–	$1
Provinces	7	–	–	–	–	–	–	(7)	–	–
Other OECD government
guaranteed debt	37	1	–	1	–	(14)	–	(25)	–	–
Other debt securities
Canadian issuers	17	–	–	–	–	(11)	–	–	6	–
Other issuers	160	(4)	–	38	–	(45)	45	(138)	56	–
Equity securities
Common shares	–	–	–	–	–	–	–	–	–	–
Preferred shares	–	–	–	–	–	–	–	–	–	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Commodities	–	–	–	–	–	–	–	–	–	–
Retained interests	27	6	–	–	–	(2)	–	–	31	6
	275	3	–	39	–	(96)	45	(173)	93	7
Financial assets designated
at fair value through
profit or loss
Securities	106	–	–	6	–	–	–	–	112	–
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	6	–	–	–	–	(4)	–	–	2	–
Other debt securities
Asset-backed securities	–	–	–	532	–	–	–	–	532	–
Corporate and other debt	20	–	1	–	–	–	–	–	21	1
Equity securities
Common shares	1,644	18	(21)	41	–	(162)	–	–	1,520	(21)
Preferred shares	109	–	17	–	–	(1)	–	–	125	17
Debt securities reclassified
from trading	281	(21)	4	–	–	(1)	1	–	264	4
	$2,060	$(3)	$1	$573	$–	$(168)	$1	$–	$2,464	$1

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2017	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2017	still held[4]
FINANCIAL LIABILITIES
Trading deposits[5]	$2,491	$(4)	$–	$(162)	$312	$(127)	$–	$–	$2,510	$(38)
Derivatives[6]
Interest rate contracts	81	(14)	–	–	–	(1)	–	–	66	(14)
Foreign exchange contracts	(1)	(3)	–	–	–	2	(1)	1	(2)	(1)
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	783	47	–	(15)	36	(44)	–	–	807	52
Commodity contracts	1	3	–	–	–	(2)	–	–	2	3
	864	33	–	(15)	36	(45)	(1)	1	873	40
Other financial liabilities
designated at fair value
through profit or loss	5	46	–	–	36	(50)	1	–	38	50
Obligations related to
securities sold short	–	–	–	–	–	–	–	–	–	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Other comprehensive income (OCI).
3	Consists of sales, settlements, and foreign exchange.
4	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income (AOCI).
5	Issuances and repurchases of trading deposits are reported on a gross basis.
6	As at July 31, 2017, consists of derivative assets of $0.8 billion (May 1, 2017 – $0.8 billion) and derivative liabilities of $1.6 billion (May 1, 2017 – $1.6 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 58

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2016	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2017	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$34	$(2)	$–	$3	$–	$(32)	$–	$(3)	$–	$–
Provinces	–	–	–	–	–	–	7	(7)	–	–
Other OECD government
guaranteed debt	73	7	–	17	–	(58)	20	(59)	–	–
Other debt securities
Canadian issuers	15	(1)	–	–	–	(11)	5	(2)	6	–
Other issuers	148	2	–	252	–	(309)	138	(175)	56	1
Equity securities
Common shares	65	–	–	–	–	(65)	–	–	–	–
Preferred shares	–	–	–	–	–	–	–	–	–	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Commodities	–	–	–	–	–	–	–	–	–	–
Retained interests	31	5	–	–	–	(5)	–	–	31	5
	366	11	–	272	–	(480)	170	(246)	93	6
Financial assets designated
at fair value through
profit or loss
Securities	157	(1)	–	10	–	(54)	–	–	112	(1)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	6	–	–	–	–	(4)	–	–	2	–
Other debt securities
Asset-backed securities	–	–	–	532	–	–	–	–	532	–
Corporate and other debt	20	–	1	–	–	–	–	–	21	1
Equity securities
Common shares	1,594	19	(4)	77	–	(166)	–	–	1,520	(4)
Preferred shares	98	6	29	4	–	(12)	–	–	125	29
Debt securities reclassified
from trading	279	(13)	1	–	–	(3)	1	(1)	264	4
	$1,997	$12	$27	$613	$–	$(185)	$1	$(1)	$2,464	$30

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2016	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2017	still held[3]
FINANCIAL LIABILITIES
Trading deposits[4]	$2,214	$114	$–	$(658)	$1,171	$(359)	$33	$(5)	$2,510	$61
Derivatives[5]
Interest rate contracts	95	(27)	–	–	–	(2)	–	–	66	(24)
Foreign exchange contracts	(4)	4	–	–	–	(1)	(2)	1	(2)	(1)
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	679	189	–	(55)	140	(146)	–	–	807	195
Commodity contracts	(5)	6	–	–	–	–	–	1	2	4
	765	172	–	(55)	140	(149)	(2)	2	873	174
Other financial liabilities
designated at fair value
through profit or loss	13	56	–	–	89	(120)	–	–	38	50
Obligations related to
securities sold short	14	–	–	(14)	–	–	–	–	–	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	Issuances and repurchases of trading deposits are reported on a gross basis.
5	As at July 31, 2017, consists of derivative assets of $0.8 billion (November 1, 2016 – $0.7 billion) and derivative liabilities of $1.6 billion (November 1, 2016 – $1.5 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 59

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2016	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$57	$2	$–	$–	$–	$1	$3	$–	$63	$4
Other OECD government
guaranteed debt	–	–	–	–	–	–	–	–	–	–
Other debt securities
Canadian issuers	13	(1)	–	15	–	(4)	–	–	23	(1)
Other issuers	244	6	–	16	–	(113)	28	(47)	134	10
Equity securities
Common shares	5	–	–	4	–	(5)	–	–	4	–
Preferred shares	1	–	–	5	–	(1)	–	–	5	–
Retained interests	34	1	–	–	–	(2)	–	–	33	1
	354	8	–	40	–	(124)	31	(47)	262	14
Financial assets designated
at fair value through
profit or loss
Securities	90	1	–	4	–	–	40	–	135	1
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	7	–	–	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–	–
Corporate and other debt	20	4	(2)	–	–	–	–	(3)	19	(2)
Equity securities
Common shares	1,500	13	2	14	–	24	–	–	1,553	2
Preferred shares	89	(1)	1	1	–	–	–	–	90	1
Debt securities reclassified
from trading	253	9	6	–	–	(1)	–	–	267	6
	$1,869	$25	$7	$15	$–	$23	$–	$(3)	$1,936	$7

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2016	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL LIABILITIES
Trading deposits[4]	$2,209	$47	$–	$(168)	$213	$(92)	$22	$(5)	$2,226	$41
Derivatives[5]
Interest rate contracts	83	8	–	–	–	–	–	–	91	11
Foreign exchange contracts	(8)	8	–	–	–	(2)	–	–	(2)	2
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	477	88	–	(11)	43	(15)	–	–	582	86
Commodity contracts	(4)	2	–	–	–	2	(1)	–	(1)	2
	548	106	–	(11)	43	(15)	(1)	–	670	101
Other financial liabilities
designated at fair value
through profit or loss	23	(41)	–	–	46	(16)	–	–	12	(29)
Obligations related to
securities sold short	4	–	–	(4)	–	20	–	–	20	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	Issuances and repurchases of trading deposits are reported on a gross basis.
5	As at July 31, 2016, consists of derivative assets of $0.7 billion (May 1, 2016 – $0.7 billion) and derivative liabilities of $1.4 billion (May 1, 2016 – $1.2 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 60

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$24	$3	$–	$39	$–	$(6)	$3	$–	$63	$(1)
Other OECD government
guaranteed debt	5	–	–	1	–	–	–	(6)	–	–
Other debt securities
Canadian issuers	57	(1)	–	23	–	(56)	1	(1)	23	(1)
Other issuers	191	12	–	84	–	(200)	329	(282)	134	9
Equity securities
Common shares	186	–	–	12	–	(194)	–	–	4	–
Preferred shares	5	–	–	32	–	(32)	–	–	5	–
Retained interests	38	1	–	–	–	(6)	–	–	33	1
	506	15	–	191	–	(494)	333	(289)	262	8
Financial assets designated
at fair value through
profit or loss
Securities	–	–	–	95	–	–	40	–	135	–
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	7	–	–	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	501	–	–	–	–	(501)	–	–	–	–
Corporate and other debt	147	5	(4)	–	–	(5)	3	(127)	19	(2)
Equity securities
Common shares	1,575	42	(25)	51	–	(90)	–	–	1,553	(17)
Preferred shares	94	(19)	7	8	–	–	–	–	90	6
Debt securities reclassified
from trading	282	24	–	–	–	(4)	–	(35)	267	6
	$2,606	$52	$(22)	$59	$–	$(600)	$3	$(162)	$1,936	$(7)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL LIABILITIES
Trading deposits[4]	$1,880	$106	$–	$(309)	$742	$(198)	$10	$(5)	$2,226	$115
Derivatives[5]
Interest rate contracts	88	7	–	–	–	(3)	(1)	–	91	6
Foreign exchange contracts	(1)	(1)	–	–	–	(1)	–	1	(2)	–
Credit contracts	(4)	4	–	–	–	–	–	–	–	4
Equity contracts	397	168	–	(68)	168	(83)	1	(1)	582	166
Commodity contracts	3	5	–	–	–	(7)	(2)	–	(1)	–
	483	183	–	(68)	168	(94)	(2)	–	670	176
Other financial liabilities
designated at fair value
through profit or loss	13	(56)	–	–	101	(46)	–	–	12	(32)
Obligations related to
securities sold short	59	–	–	(82)	–	43	–	–	20	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	Beginning February 1, 2016, issuances and repurchases of trading deposits are reported on a gross basis.
5	As at July 31, 2016, consists of derivative assets of $0.7 billion (November 1, 2015 – $0.6 billion) and derivative liabilities of $1.4 billion (November 1, 2015 – $1.1 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 61

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Securities Designated at Fair Value through Profit or Loss

Certain securities supporting insurance reserves within the Bank's insurance underwriting subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized on the Interim Consolidated Statement of Income. The unrealized gain or loss on securities designated at fair value through profit or loss is recognized on the Interim Consolidated Statement of Income in the same period as gains or losses resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain debt securities are managed on a fair value basis, or are economically hedged with derivatives as doing so eliminates or significantly reduces an accounting mismatch. As a result, these debt securities have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise.

The contractual maturity amounts for the deposits designated at fair value through profit or loss were not significantly more than the carrying amount as at October 31, 2016. As at October 31, 2016, the respective fair value of deposits designated at fair value through profit or loss include insignificant amounts of the Bank's own credit risk. There are no deposits designated at fair value through profit or loss outstanding as at July 31, 2017. Due to the short-term nature of the loan commitments, changes in the Bank's own credit risk do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the three and nine months ended July 31, 2017, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(137) million and $(223) million, respectively (three and nine months ended July 31, 2016 – $42 million and $(4) million, respectively).

NOTE 4: SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE

The fair value of the reclassified debt securities was $264 million as at July 31, 2017 (October 31, 2016 – $328 million). For the three and nine months ended July 31, 2017, net interest income of $3 million and $9 million after tax, respectively (three and nine months ended July 31, 2016 – $5 million and $16 million after tax, respectively) was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the three months ended July 31, 2017, of $3 million after tax and the increase in fair value of these securities during the nine months ended July 31, 2017, of $1 million after tax, respectively (three and nine months ended July 31, 2016 – nil and an increase in net income of $3 million after tax, respectively) was recorded in OCI. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income for the three months ended July 31, 2017, of $3 million after tax and an increase in net income for the nine months ended July 31, 2017, of $1 million after tax (three and nine months ended July 31, 2016 – nil and an increase in net income of $3 million after tax, respectively).

RECLASSIFICATIONS OF CERTAIN DEBT SECURITIES – AVAILABLE-FOR-SALE TO HELD-TO-MATURITY

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank's strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in OCI. Subsequent to the date of reclassification, the net unrealized gain or loss recognized in AOCI is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method (EIRM). The reclassifications are non-cash transactions that are excluded from the Interim Consolidated Statement of Cash Flows.

The Bank has completed the following reclassifications.

Reclassifications from Available-for-Sale to Held-to-Maturity Securities
(millions of Canadian dollars, except as noted)
		July 31, 2017		October 31, 2016		As at the reclassification date
						Weighted-Average	Undiscounted
	Amount	Fair	Carrying	Fair	Carrying	effective interest	recoverable
Reclassification Date	reclassified	value	value	value	value	rate	cash flows
March 1, 2013	$11,084	$719	$717	$1,618	$1,605	1.8%	$11,341
September 23, 2013	9,854	5,173	5,153	7,022	6,934	1.9	10,742
November 1, 2013	21,597	12,505	12,486	20,339	20,401	1.1	24,519
Other reclassifications[1]	8,342	7,511	7,531	8,607	8,577	2.5	9,490
1	Represents reclassifications completed during the years ended October 31, 2016 and October 31, 2015.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 62

Had the Bank not reclassified these debt securities, the change in the fair value recognized in OCI for these debt securities would have been an increase of $81 million and a decrease of $14 million, respectively, during the three and nine months ended July 31, 2017 (three and nine months ended July 31, 2016 – an increase of $155 million and $256 million, respectively). After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Net interest income[1]	$128	$139	$419	$448
Provision for (recovery of) income taxes	49	53	162	170
Net income	$79	$86	$257	$278
1	Includes amortization of net unrealized loss of $3 million and $10 million, respectively, during the three and nine months ended July 31, 2017 (three and nine months ended July 31, 2016 – net unrealized gains of $7 million and $21 million, respectively), associated with these reclassified held-to-maturity securities that is presented as reclassification to earnings of net gains in respect of available-for-sale securities on the Interim Consolidated Statement of Comprehensive Income. The impact of this amortization on net interest income is offset by the amortization of the corresponding net reclassification premium on these debt securities.

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at July 31, 2017, and October 31, 2016.

Unrealized Securities Gains (Losses) for Available-for-Sale Securities
(millions of Canadian dollars)							As at
			July 31, 2017				October 31, 2016
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value[2]	cost[1]	gains	(losses)	value[2]
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$15,872	$37	$(46)	$15,863	$14,671	$62	$(16)	$14,717
Provinces	7,647	41	(11)	7,677	7,871	29	(49)	7,851
U.S. federal, state, municipal governments, and
agencies debt	37,109	299	(57)	37,351	34,377	176	(80)	34,473
Other OECD government guaranteed debt	19,179	68	(20)	19,227	15,574	13	(78)	15,509
Mortgage-backed securities	9,059	42	(5)	9,096	4,916	37	(4)	4,949
	88,866	487	(139)	89,214	77,409	317	(227)	77,499
Other debt securities
Asset-backed securities	23,819	99	(40)	23,878	18,665	57	(129)	18,593
Non-agency collateralized mortgage obligation
portfolio	1,234	4	–	1,238	624	1	–	625
Corporate and other debt	6,378	57	(14)	6,421	8,229	83	(26)	8,286
	31,431	160	(54)	31,537	27,518	141	(155)	27,504
Equity securities
Common shares	1,764	140	(14)	1,890	1,934	134	(14)	2,054
Preferred shares	303	65	–	368	168	18	–	186
	2,067	205	(14)	2,258	2,102	152	(14)	2,240
Debt securities reclassified from trading	240	24	–	264	301	27	–	328
Total available-for-sale securities	$122,604	$876	$(207)	$123,273	$107,330	$637	$(396)	$107,571
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
2	As at July 31, 2017, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2016 – $6 million) are carried at cost in the absence of quoted market prices in an active market and are included in the table above.

Securities Gains (Losses)

During the three and nine months ended July 31, 2017, the net realized gains (losses) on available-for-sale securities were $39 million and $107 million, respectively (three and nine months ended July 31, 2016 – $40 million and $53 million, respectively) and on held-to-maturity securities were nil and $(8) million, respectively (three and nine months ended July 31, 2016 – nil). The Bank did not sell any held-to-maturity securities during the three months ended July 31, 2017 and July 31, 2016. During the nine months ended July 31, 2017, the Bank sold certain held-to-maturity securities with an amortized cost of $460 million (nine months ended July 31, 2016 – nil), due to significant external credit ratings deterioration, resulting in a significant increase in the Bank's risk-weighted assets. Impairment losses on available-for-sale securities for the three and nine months ended July 31, 2017, were $2 million and $12 million, respectively (three and nine months ended July 31, 2016 – $3 million and $27 million, respectively). None of these impairment losses related to debt securities in the reclassified portfolio as described in the Reclassification of Certain Debt Securities – Trading to Available-For-Sale section of this Note.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 63

NOTE 5: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank's loans, impaired loans, and related allowance for loan losses.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired[2]	Total	specific	loans	loan losses	losses	loans

								As at July 31, 2017
Residential mortgages[3,4,5]	$212,016	$2,456	$737	$215,209	$–	$40	$39	$79	$215,130
Consumer instalment and other personal[6]	143,927	6,139	1,263	151,329	–	141	641	782	150,547
Credit card	30,314	1,781	368	32,463	–	296	913	1,209	31,254
Business and government[3,4,5]	191,161	1,398	617	193,176	148	30	1,231	1,409	191,767
	$577,418	$11,774	$2,985	$592,177	$148	$507	$2,824	$3,479	$588,698
Debt securities classified as loans				3,181	120	–	34	154	3,027
Acquired credit-impaired loans				688	4	40	–	44	644
Total				$596,046	$272	$547	$2,858	$3,677	$592,369

								As at October 31, 2016
Residential mortgages[3,4,5]	$213,586	$2,523	$852	$216,961	$–	$49	$48	$97	$216,864
Consumer instalment and other personal[6]	136,650	6,390	1,392	144,432	–	166	656	822	143,610
Credit card	29,715	1,825	374	31,914	–	290	924	1,214	30,700
Business and government[3,4,5]	191,229	1,454	891	193,574	189	30	1,198	1,417	192,157
	$571,180	$12,192	$3,509	$586,881	$189	$535	$2,826	$3,550	$583,331
Debt securities classified as loans				1,674	206	–	55	261	1,413
Acquired credit-impaired loans				974	4	58	–	62	912
Total				$589,529	$399	$593	$2,881	$3,873	$585,656
1	Excludes allowance for off-balance sheet positions.
2	As at July 31, 2017, impaired loans exclude $0.5 billion (October 31, 2016 – $1.1 billion) of gross impaired debt securities classified as loans.
3	Excludes trading loans with a fair value of $12 billion as at July 31, 2017 (October 31, 2016 – $12 billion), and amortized cost of $11 billion as at July 31, 2017 (October 31, 2016 – $11 billion).
4	Includes insured mortgages of $108 billion as at July 31, 2017 (October 31, 2016 – $118 billion).
5	As at July 31, 2017, impaired loans with a balance of $113 million did not have a related allowance for loan losses (October 31, 2016 – $448 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
6	Includes Canadian government-insured real estate personal loans of $17 billion as at July 31, 2017 (October 31, 2016 – $18 billion).

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $83 million as at July 31, 2017 (October 31, 2016 – $106 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 64

The changes to the Bank's allowance for credit losses, as at and for the nine months ended July 31, are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	July 31
	2016	losses	Write-offs	Recoveries	Disposals	adjustments	2017
Counterparty-specific allowance
Business and government	$189	$(33)	$(40)	$41	$–	$(9)	$148
Debt securities classified as loans	206	(5)	(7)	–	(63)	(11)	120
Total counterparty-specific allowance excluding
acquired credit-impaired loans	395	(38)	(47)	41	(63)	(20)	268
Acquired credit-impaired loans[1,2]	4	(3)	–	17	–	(14)	4
Total counterparty-specific allowance	399	(41)	(47)	58	(63)	(34)	272
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	49	19	(32)	6	–	(2)	40
Consumer instalment and other personal	166	574	(798)	206	–	(7)	141
Credit card	290	867	(1,032)	189	–	(18)	296
Business and government	30	46	(68)	22	–	–	30
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	535	1,506	(1,930)	423	–	(27)	507
Acquired credit-impaired loans[1,2]	58	(22)	(1)	3	–	2	40
Total collectively assessed allowance for
individually insignificant impaired loans	593	1,484	(1,931)	426	–	(25)	547
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	(7)	–	–	–	(2)	39
Consumer instalment and other personal	685	13	–	–	–	(24)	674
Credit card	1,169	71	–	–	–	(54)	1,186
Business and government	1,424	115	–	–	–	(74)	1,465
Debt securities classified as loans	55	3	–	–	(20)	(4)	34
Total collectively assessed allowance for
incurred but not identified credit losses	3,381	195	–	–	(20)	(158)	3,398
Allowance for credit losses
Residential mortgages	97	12	(32)	6	–	(4)	79
Consumer instalment and other personal	851	587	(798)	206	–	(31)	815
Credit card	1,459	938	(1,032)	189	–	(72)	1,482
Business and government	1,643	128	(108)	63	–	(83)	1,643
Debt securities classified as loans	261	(2)	(7)	–	(83)	(15)	154
Total allowance for credit losses excluding
acquired credit-impaired loans	4,311	1,663	(1,977)	464	(83)	(205)	4,173
Acquired credit-impaired loans[1,2]	62	(25)	(1)	20	–	(12)	44
Total allowance for credit losses	4,373	1,638	(1,978)	484	(83)	(217)	4,217
Less: Allowance for off-balance sheet positions[3]	500	64	–	–	–	(24)	540
Allowance for loan losses	$3,873	$1,574	$(1,978)	$484	$(83)	$(193)	$3,677
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 65

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	July 31
	2015	losses	Write-offs	Recoveries	Disposals	adjustments	2016
Counterparty-specific allowance
Business and government	$156	$72	$(48)	$35	$(1)	$(4)	$210
Debt securities classified as loans	207	7	(10)	–	–	(1)	203
Total counterparty-specific allowance excluding
acquired credit-impaired loans	363	79	(58)	35	(1)	(5)	413
Acquired credit-impaired loans[1,2]	6	(5)	–	11	–	(7)	5
Total counterparty-specific allowance	369	74	(58)	46	(1)	(12)	418
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	47	8	(28)	8	–	1	36
Consumer instalment and other personal	136	520	(706)	195	–	(1)	144
Credit card	217	740	(873)	182	–	(5)	261
Business and government	28	46	(72)	29	–	(1)	30
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	428	1,314	(1,679)	414	–	(6)	471
Acquired credit-impaired loans[1,2]	77	(19)	(3)	5	–	1	61
Total collectively assessed allowance for
individually insignificant impaired loans	505	1,295	(1,682)	419	–	(5)	532
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	58	7	–	–	–	(1)	64
Consumer instalment and other personal	657	51	–	–	–	(1)	707
Credit card	1,029	97	–	–	–	1	1,127
Business and government	1,072	262	–	–	–	(5)	1,329
Debt securities classified as loans	57	(4)	–	–	–	–	53
Total collectively assessed allowance for
incurred but not identified credit losses	2,873	413	–	–	–	(6)	3,280
Allowance for credit losses
Residential mortgages	105	15	(28)	8	–	–	100
Consumer instalment and other personal	793	571	(706)	195	–	(2)	851
Credit card	1,246	837	(873)	182	–	(4)	1,388
Business and government	1,256	380	(120)	64	(1)	(10)	1,569
Debt securities classified as loans	264	3	(10)	–	–	(1)	256
Total allowance for credit losses excluding
acquired credit-impaired loans	3,664	1,806	(1,737)	449	(1)	(17)	4,164
Acquired credit-impaired loans[1,2]	83	(24)	(3)	16	–	(6)	66
Total allowance for credit losses	3,747	1,782	(1,740)	465	(1)	(23)	4,230
Less: Allowance for off-balance sheet positions[3]	313	149	–	–	–	(5)	457
Allowance for loan losses	$3,434	$1,633	$(1,740)	$465	$(1)	$(18)	$3,773
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at July 31, 2017 and October 31, 2016.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)								As at
	July 31, 2017				October 31, 2016
	1-30	31-60	61-89		1-30	31-60	61-89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$1,910	$427	$119	$2,456	$1,876	$486	$161	$2,523
Consumer instalment and other personal	5,226	713	200	6,139	5,364	812	214	6,390
Credit card	1,298	295	188	1,781	1,340	303	182	1,825
Business and government	1,178	148	72	1,398	1,270	138	46	1,454
Total	$9,612	$1,583	$579	$11,774	$9,850	$1,739	$603	$12,192
1	Excludes all ACI loans and debt securities classified as loans.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 66

COLLATERAL

As at July 31, 2017, the fair value of financial collateral held against loans that were past due but not impaired was $335 million (October 31, 2016 – $455 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans contain commercial, retail, and FDIC covered loans originating from the South Financial and FDIC-assisted acquisitions. At acquisition date, outstanding unpaid principal balances were $6.3 billion and $2.1 billion, respectively, and related fair values were $5.6 billion and $1.9 billion, respectively.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	July 31	October 31
	2017	2016
FDIC-assisted acquisitions
Unpaid principal balance[1]	$372	$508
Credit related fair value adjustments[2]	(12)	(11)
Interest rate and other related premium/(discount)	(12)	(17)
Carrying value	348	480
Counterparty-specific allowance[3]	(2)	(1)
Allowance for individually insignificant impaired loans[3]	(25)	(35)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	321	444
South Financial
Unpaid principal balance[1]	369	529
Credit related fair value adjustments[2]	(14)	(15)
Interest rate and other related premium/(discount)	(15)	(20)
Carrying value	340	494
Counterparty-specific allowance[3]	(2)	(3)
Allowance for individually insignificant impaired loans[3]	(15)	(23)
Carrying value net of related allowance – South Financial	323	468
Total carrying value net of related allowance – Acquired credit-impaired loans	$644	$912
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.

FDIC COVERED LOANS

As at July 31, 2017, the balance of FDIC covered loans was $348 million (October 31, 2016 – $480 million) and was recorded in Loans on the Interim Consolidated Balance Sheet. As at July 31, 2017, the balance of indemnification assets was $17 million (October 31, 2016 – $22 million) and was recorded in Other assets on the Interim Consolidated Balance Sheet.

NOTE 6: INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at July 31, 2017, the Bank's reported investment in TD Ameritrade was 42.21% (October 31, 2016 – 42.38%) of the outstanding shares of TD Ameritrade with a fair value of $13 billion (US$10 billion) (October 31, 2016 – $10 billion (US$8 billion)) based on the closing price of US$45.73 (October 31, 2016 – US$34.21) on the New York Stock Exchange.

During the nine months ended July 31, 2017, TD Ameritrade repurchased nil shares (for the year ended October 31, 2016 – 12.0 million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the nine months ended July 31, 2017 and July 31, 2016, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

Pursuant to its pre-emptive rights and subject to any required regulatory approval, the Bank intends to purchase US$400 million in new common equity from TD Ameritrade in connection with TD Ameritrade's acquisition of Scottrade Financial Services, Inc. (Scottrade). As a result, the Bank's anticipated pro forma common stock ownership in TD Ameritrade is expected to be approximately 41.4%. Refer to the "Financial Results Overview – Significant Events in 2016" section of the 2016 MD&A for a discussion of the announced acquisition of Scottrade Bank.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 67

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	June 30	September 30
	2017	2016
Assets
Receivables from brokers, dealers, and clearing organizations	$1,545	$1,596
Receivables from clients, net	16,836	16,014
Other assets, net	19,159	21,038
Total assets	$37,540	$38,648
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,950	$2,736
Payable to clients	23,598	25,555
Other liabilities	4,184	3,583
Total liabilities	30,732	31,874
Stockholders' equity[2]	6,808	6,774
Total liabilities and stockholders' equity	$37,540	$38,648
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
2	The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	June 30	June 30	June 30	June 30
	2017	2016	2017	2016
Revenues
Net interest revenue	$451	$184	$856	$592
Fee-based and other revenue	802	896	2,739	2,736
Total revenues	1,253	1,080	3,595	3,328
Operating expenses
Employee compensation and benefits	315	269	903	823
Other	408	363	1,217	1,127
Total operating expenses	723	632	2,120	1,950
Other expense (income)	28	18	66	52
Pre-tax income	502	430	1,409	1,326
Provision for income taxes	191	121	527	452
Net income[1]	$311	$309	$882	$874
Earnings per share – basic (dollars)	$0.59	$0.58	$1.67	$1.64
Earnings per share – diluted (dollars)	0.59	0.58	1.66	1.63
1	The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included.

NOTE 7: GOODWILL

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail[1]	Banking	Total
Carrying amount of goodwill as at November 1, 2015	$2,369	$13,818	$150	$16,337
Impairment losses	(52)	–	–	(52)
Foreign currency translation adjustments and other	20	357	–	377
Carrying amount of goodwill as at October 31, 2016	2,337	14,175	150	16,662
Arising during the period	–	–	10	10
Impairment losses	–	–	–	–
Foreign currency translation adjustments and other	(62)	(980)	–	(1,042)
Carrying amount of goodwill as at July 31, 2017	$2,275	$13,195	$160	$15,630
1	Goodwill predominantly relates to U.S. personal and commercial banking

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 68

NOTE 8: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	July 31	October 31
	2017	2016
Accounts receivable and other items	$7,564	$8,092
Accrued interest	1,776	1,634
Current income tax receivable	556	389
Defined benefit asset	11	11
Insurance-related assets, excluding investments	1,586	1,758
Prepaid expenses	931	906
Total	$12,424	$12,790

NOTE 9: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at July 31, 2017, was $241 billion (October 31, 2016 – $231 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Deposits
(millions of Canadian dollars)							As at
							July 31	October 31
	By Type			By Country			2017	2016
	Demand	Notice	Term	Canada	United States	International	Total	Total
Personal	$13,346	$370,354	$49,543	$211,294	$221,849	$100	$433,243	$439,232
Banks[1]	7,416	56	15,257	11,587	4,881	6,261	22,729	17,201
Business and government[2]	73,512	115,759	128,624	225,828	88,427	3,640	317,895	317,227
Designated at fair value
through profit or loss[3]	–	–	–	–	–	–	–	176
Trading[1]	–	–	81,732	11,262	56,957	13,513	81,732	79,786
Total	$94,274	$486,169	$275,156	$459,971	$372,114	$23,514	$855,599	$853,622
Non-interest-bearing deposits
included above
In domestic offices							$37,631	$35,401
In foreign offices							51,689	53,089
Interest-bearing deposits
included above
In domestic offices							422,340	409,657
In foreign offices							339,076	355,456
U.S. federal funds deposited[1]							4,863	19
Total[2,4]							$855,599	$853,622
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at July 31, 2017, includes $29 billion in Deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2016 – $29 billion) and $2 billion (October 31, 2016 – $2 billion) due to TD Capital Trust lV.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.
4	As at July 31, 2017, includes deposits of $473 billion (October 31, 2016 – $474 billion) denominated in U.S. dollars and $38 billion (October 31, 2016 – $48 billion) denominated in other foreign currencies.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 69

NOTE 10: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	July 31	October 31
	2017	2016
Accounts payable, accrued expenses, and other items	$4,068	$4,401
Accrued interest	816	960
Accrued salaries and employee benefits	2,733	2,829
Cheques and other items in transit	2,635	1,598
Current income tax payable	114	58
Deferred tax liabilities	327	345
Defined benefit liability	2,345	3,011
Liabilities related to structured entities	4,942	5,469
Provisions	962	1,025
Total	$18,942	$19,696

NOTE 11: SUBORDINATED NOTES AND DEBENTURES

Issues and Redemptions

Issues

On July 25, 2017, the Bank issued $1.5 billion of medium term notes (non-viability contingent capital (NVCC)) constituting subordinated indebtedness of the Bank (the "Notes"). The Notes will bear interest at a fixed rate of 3.224% per annum (paid semi-annually) until July 25, 2024, and at the three-month bankers' acceptance rate plus 1.25% thereafter (paid quarterly) until maturity on July 25, 2029. With the prior approval of OSFI, the Bank may, at its option, redeem the Notes on or after July 25, 2024, in whole or in part, at par plus accrued and unpaid interest. Not more than 60 nor less than 30 days' notice is required to be given to the Notes' holders for such redemptions.

Redemptions

On December 14, 2016 (the "Redemption Date"), the Bank redeemed all of its outstanding $2.25 billion 4.779% subordinated debentures due December 14, 2105, at a redemption price of 100% of the principal amount. Interest on the debentures ceased to accrue on and after the Redemption Date.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 70

NOTE 12: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at July 31, 2017, and October 31, 2016.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	July 31, 2017		October 31, 2016
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,857.6	$20,711	1,856.2	$20,294
Proceeds from shares issued on exercise of stock options	2.6	121	4.9	186
Shares issued as a result of dividend reinvestment plan	3.7	247	6.0	335
Purchase of shares for cancellation	(15.0)	(167)	(9.5)	(104)
Balance as at end of period – common shares	1,848.9	$20,912	1,857.6	$20,711
Preferred Shares – Class A
Series S	5.4	$135	5.4	$135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series 1[1]	20.0	500	20.0	500
Series 3[1]	20.0	500	20.0	500
Series 5[1]	20.0	500	20.0	500
Series 7[1]	14.0	350	14.0	350
Series 9[1]	8.0	200	8.0	200
Series 11[1]	6.0	150	6.0	150
Series 12[1]	28.0	700	28.0	700
Series 14[1]	40.0	1,000	40.0	1,000
Series 16[1,2]	14.0	350	–	–
Balance as at end of period – preferred shares	190.0	$4,750	176.0	$4,400
Treasury shares – common[3]
Balance as at beginning of year	0.4	$(31)	1.1	$(49)
Purchase of shares	108.2	(6,970)	104.9	(5,769)
Sale of shares	(108.3)	6,979	(105.6)	5,787
Balance as at end of period – treasury shares – common	0.3	$(22)	0.4	$(31)
Treasury shares – preferred[3]
Balance as at beginning of year	0.2	$(5)	0.1	$(3)
Purchase of shares	5.8	(137)	5.1	(115)
Sale of shares	(5.7)	134	(5.0)	113
Balance as at end of period – treasury shares – preferred	0.3	$(8)	0.2	$(5)
1	NVCC Series 1, 3, 5, 7, 9, 11, 12, 14, and 16 Preferred Shares qualify as regulatory capital under OSFI's capital adequacy requirements (CAR) guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, 140 million, 200 million, and 70 million, respectively.
2	Issued by the Bank on July 14, 2017, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 4.50% for the initial period ending October 31, 2022. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 3.01%. Holders of these shares will have the right to convert their shares into non-cumulative NVCC Floating Rate Preferred Shares, Series 17, subject to certain conditions, on October 31, 2022, and on October 31 every five years thereafter. Holders of the Series 17 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 3.01%. The Series 16 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on October 31, 2022, and on October 31 every five years thereafter.
3	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Normal Course Issuer Bid

On March 16, 2017, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 15 million of the Bank's common shares. On March 28, 2017, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 14.5 million of its common shares pursuant to a specific share repurchase program. During the quarter ended April 30, 2017, the Bank completed the purchase of common shares pursuant to the specific share repurchase program, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended April 30, 2017, the Bank repurchased 15 million common shares under its NCIB at an average price of $58.65 per share for a total amount of $880 million.

On December 9, 2015, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 9.5 million of the Bank's common shares. On January 11, 2016, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 3 million of its common shares pursuant to private agreements between the Bank and an arm's length third party seller. During the quarter ended January 31, 2016, the Bank completed the purchase of common shares by way of private agreements, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended January 31, 2016, the Bank repurchased 9.5 million common shares under its NCIB at an average price of $51.23 per share for a total amount of $487 million.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 71

NOTE 13: SHARE-BASED COMPENSATION

For the three and nine months ended July 31, 2017, the net compensation expense for stock option awards was $2.7 million and $12.0 million, respectively (three and nine months ended July 31, 2016 – $3.2 million and $3.2 million, respectively).

During the three months ended July 31, 2017 and July 31, 2016, there were no stock options granted. During the nine months ended July 31, 2017, 2.0 million stock options (nine months ended July 31, 2016 – 2.5 million stock options) were granted by the Bank with a weighted-average fair value of $5.81 per stock option (July 31, 2016 – $4.93 per stock option).

The following table summarizes the assumptions used for estimating the fair value of options for the nine months ended July 31.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the nine months ended
	July 31	July 31
	2017	2016
Risk-free interest rate	1.24%	1.00%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	14.92%	15.82%
Expected dividend yield	3.47%	3.45%
Exercise price/share price	$65.75	$53.15
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 14: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank's principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans, for the three and nine months ended July 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal non-pension
			post-retirement		Other pension and
	Principal pension plans		benefit plan		retirement plans[1]
		For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2017	2016	2017	2016	2017	2016
Net employee benefits expense
Service cost – benefits earned	$110	$83	$4	$4	$3	$3
Net interest cost (income) on net defined benefit liability (asset)	4	(2)	4	6	8	8
Past service cost (credit)	–	–	–	–	–	–
Defined benefit administrative expenses	2	3	–	–	1	2
Total expense	$116	$84	$8	$10	$12	$13
		For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2017	2016	2017	2016	2017	2016
Net employee benefits expense
Service cost – benefits earned	$330	$249	$12	$13	$9	$8
Net interest cost (income) on net defined benefit liability (asset)	16	(4)	12	16	23	24
Past service cost (credit)[2]	–	–	–	–	–	(12)
Defined benefit administrative expenses	7	7	–	–	3	5
Total expense	$353	$252	$24	$29	$35	$25
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.
2	Includes a portion of certain defined benefit pension plans that were settled during the period.

CASH FLOWS

The following table summarizes the Bank's contributions to its principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans during the three and nine months ended July 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2017	2016	2017	2016
Principal pension plans	$194	$125	$462	$287
Principal non-pension post-retirement benefit plan	4	4	11	11
Other pension and retirement plans[1]	11	7	28	30
Total	$209	$136	$501	$328
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 72

As at July 31, 2017, the Bank expects to contribute an additional $104 million to its principal pension plans, $5 million to its principal non-pension post-retirement benefit plan, and $10 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of current contribution levels during fiscal 2017.

NOTE 15: INCOME TAXES

During the quarter ended July 31, 2017, the Canada Revenue Agency (CRA) reassessed the Bank approximately $151 million and $189 million of additional income tax and interest in respect of the 2011 and 2012 taxation years, respectively. The CRA is denying certain dividend deductions claimed by the Bank. The Bank expects the CRA to reassess subsequent years on the same basis and that Alberta and Québec will also reassess all open years. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

NOTE 16: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share for the three and nine months ended July 31, 2017, and July 31, 2016, and the twelve months ended October 31, 2016.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the nine		For the twelve
	months ended		months ended		months ended
	July 31	July 31	July 31	July 31	October 31
	2017	2016	2017	2016	2016
Basic earnings per share
Net income attributable to common shareholders	$2,693	$2,293	$7,576	$6,449	$8,680
Weighted-average number of common shares outstanding (millions)	1,846.5	1,853.4	1,852.2	1,852.8	1,853.4
Basic earnings per share (dollars)	$1.46	$1.24	$4.09	$3.48	$4.68
Diluted earnings per share
Net income attributable to common shareholders	$2,693	$2,293	$7,576	$6,449	$8,680
Net income available to common shareholders including
impact of dilutive securities	2,693	2,293	7,576	6,449	8,680
Weighted-average number of common shares outstanding (millions)	1,846.5	1,853.4	1,852.2	1,852.8	1,853.4
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	3.7	3.2	4.2	3.3	3.4
Weighted-average number of common shares outstanding
– diluted (millions)	1,850.2	1,856.6	1,856.4	1,856.1	1,856.8
Diluted earnings per share (dollars)[1]	$1.46	$1.24	$4.08	$3.47	$4.67
1	For the three and nine months ended July 31, 2017, the computation of diluted earnings per share excluded average options outstanding of 2.0 million and 1.6 million, respectively, with a weighted-average exercise price of $65.75, as the option price was greater than the average market price of the Bank’s common shares. For the three and nine months ended July 31, 2016, and the twelve months ended October 31, 2016, no outstanding options were excluded from the computation of diluted earnings per share.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 73

NOTE 17: CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 28 of the 2016 Annual Consolidated Financial Statements.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions. The Bank establishes legal provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at July 31, 2017, the Bank's RPL is from zero to approximately $597 million. The Bank's provisions and RPL represent the Bank's best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank's provisions and/or RPL to be significantly different from its actual or reasonably possible losses. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some matters seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Stanford Litigation ─ The Official Stanford Investors Committee (OSIC) filed an amended intervenor complaint against the Bank on November 4, 2016, and the Bank filed its answer to this amended complaint on December 19, 2016. In the U.S., the parties are awaiting a decision on the motion for class certification, and discovery has been stayed in both the putative class action and the intervenor action filed by the OSIC. In Canada, the two cases filed in the Ontario Superior Court of Justice are being managed jointly, and discovery is ongoing.

Overdraft Litigation ─ The parties' briefing of class certification issues has been completed and a class certification hearing in the consolidated matter was held in May 2017.

Credit Card Fees ─ The plaintiffs' motion to amend their claims to reinstate the extended class period was denied by the motions judge and subsequently by the British Columbia Court of Appeal.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 74

NOTE 18: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

The following table summarizes the segment results for the three and nine months ended July 31.

Results by Business Segment[1]
(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[2,3]		Corporate[2,3]		Total
			For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net interest income (loss)	$2,692	$2,519	$1,924	$1,755	$329	$390	$322	$260	$5,267	$4,924
Non-interest income (loss)	2,637	2,622	715	591	573	469	94	95	4,019	3,777
Total revenue[4]	5,329	5,141	2,639	2,346	902	859	416	355	9,286	8,701
Provision for (recovery of)
credit losses	238	258	180	168	–	11	87	119	505	556
Insurance claims and related
expenses	519	692	–	–	–	–	–	–	519	692
Non-interest expenses	2,219	2,133	1,466	1,372	504	437	666	698	4,855	4,640
Income (loss) before income taxes	2,353	2,058	993	806	398	411	(337)	(462)	3,407	2,813
Provision for (recovery of)
income taxes	628	549	210	143	105	109	(183)	(225)	760	576
Equity in net income of an
investment in TD Ameritrade	–	–	118	125	–	–	4	(4)	122	121
Net income (loss)	$1,725	$1,509	$901	$788	$293	$302	$(150)	$(241)	$2,769	$2,358

			For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net interest income (loss)	$7,838	$7,428	$5,614	$5,261	$1,527	$1,289	$538	$873	$15,517	$14,851
Non-interest income (loss)	7,826	7,631	2,066	1,774	1,050	1,000	420	314	11,362	10,719
Total revenue[4]	15,664	15,059	7,680	7,035	2,577	2,289	958	1,187	26,879	25,570
Provision for (reversal of)
credit losses	742	748	589	551	(28)	73	335	410	1,638	1,782
Insurance claims and related
expenses	1,631	1,877	–	–	–	–	–	–	1,631	1,877
Non-interest expenses	6,662	6,307	4,349	4,194	1,509	1,307	2,018	2,221	14,538	14,029
Income (loss) before income taxes	6,629	6,127	2,742	2,290	1,096	909	(1,395)	(1,444)	9,072	7,882
Provision for (recovery of)
income taxes	1,768	1,641	533	374	288	227	(976)	(654)	1,613	1,588
Equity in net income of an
investment in TD Ameritrade	–	–	337	342	–	–	9	(3)	346	339
Net income (loss)	$4,861	$4,486	$2,546	$2,258	$808	$682	$(410)	$(793)	$7,805	$6,633

Total assets	$398,356	$378,571	$365,517	$368,874	$379,477	$373,930	$59,031	$61,061	$1,202,381	$1,182,436
1	The presentation of the U.S. strategic cards portfolio revenues, provision for credit losses, and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share.
2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3	Effective February 1, 2017, the total gains and losses as a result of changes in fair value of the credit default swap (CDS) and interest rate swap contracts hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking. Previously, these derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs were reported in Corporate Segment. Refer to Note 30 of the 2016 Annual Consolidated Financial Statements for additional details.
4	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 75

NOTE 19: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the nine months ended July 31, 2017, the Bank complied with the OSFI Basel III guideline related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as D-SIBs includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively.

The following table summarizes the Bank's regulatory capital positions as at July 31, 2017 and October 31, 2016.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	July 31	October 31
	2017	2016
Capital
Common Equity Tier 1 Capital	$44,975	$42,328
Tier 1 Capital	52,246	49,397
Total Capital	63,630	61,816
Risk-weighted assets used in the calculation of capital ratios[1]
Common Equity Tier 1 Capital	$408,803	$405,844
Tier 1 Capital	408,803	405,844
Total Capital	408,803	405,844
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	11.0%	10.4%
Tier 1 Capital ratio[1]	12.8	12.2
Total Capital ratio[1]	15.6	15.2
Leverage ratio	4.1	4.0
1	In accordance with the final CAR guideline, the Credit Valuation Adjustment (CVA) capital charge is being phased in until the first quarter of 2019. Each capital ratio has its own risk-weighted assets (RWA) measure due to the OSFI prescribed scalar for inclusion of the CVA. For fiscal 2016, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%, respectively.

NOTE 20: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

NOTE 21: SUBSEQUENT EVENT

Normal Course Issuer Bid

As approved by the Board on August 30, 2017, the Bank announced its intention to amend its NCIB for up to an additional 20 million of its common shares, subject to the approval of OSFI and the TSX. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 76

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 31, 2017. The call will be audio webcast live through TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2017.jsp on August 31, 2017, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-640-5944 or 1-800-274-0251 (toll free) and the passcode is 7182391.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2017.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 31, 2017, until 6 p.m. ET on September 29, 2017, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 7182391.

Annual Meeting

Thursday, March 29, 2018

Greater Toronto Area

TD BANK GROUP • THIRD QUARTER 2017 • REPORT TO SHAREHOLDERS	Page 77